As filed with the Securities and Exchange Commission on December 2, 2011

Registration No. 333-175298

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Zynga Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7371	42-1733483
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

699 Eighth Street

San Francisco, CA 94103

(855) 449-9642

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David M. Wehner

Zynga Inc.

699 Eighth Street

San Francisco, CA 94103

(855) 449-9642

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Kenneth L. Guernsey John T. McKenna Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000	Reginald D. Davis Karyn R. Smith Devang S. Shah Zynga Inc. 699 Eighth Street San Francisco, CA 94103 (855) 449-9642	Keith F. Higgins Brian C. Erb Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-6300

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.00000625 par value per share	115,000,000	$10.00	$1,150,000,000.00	$133,290.00

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes additional shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The registration fee is equal to the sum of (a) the product of (i) the proposed maximum aggregate offering price of $1,000,000,000, as previously proposed in the initial filing of this Registration Statement on July 1, 2011 and (ii) the then-current statutory rate of $116.10 per $1,000,000 and (b) the product of (i) the incremental increase of $150,000,000 in the proposed maximum aggregate offering price hereunder and (ii) the current statutory rate of $114.60 per $1,000,000. The Registrant previously paid $116,100 in connection with the prior filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 2, 2011

100,000,000 Shares

Class A Common Stock

Zynga Inc. is offering 100,000,000 shares of its Class A common stock. This is our initial public offering, and no public market currently exists for our Class A common stock. We anticipate that the initial public offering price will be between $8.50 and $10.00 per share.

Following this offering, we will have three classes of authorized common stock, Class A common stock, Class B common stock and Class C common stock. The rights of the holders of each class will be identical, except with respect to voting and conversion. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to seven votes per share. Each share of Class C common stock will be entitled to 70 votes per share. Each share of the Class B common stock and Class C common stock will be convertible at any time into one share of Class A common stock. Outstanding shares of Class B common stock will represent approximately 72.5% of the voting power of our outstanding capital stock following this offering, and outstanding shares of Class C common stock will represent approximately 25.7% of the voting power of our outstanding capital stock following this offering. Mark Pincus, our founder and Chief Executive Officer, holds shares of Class B common stock and all of the shares of Class C common stock and will control approximately 36.2% of the total voting power of our outstanding capital stock immediately following this offering.

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the symbol “ZNGA.”

Investing in our Class  A common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Zynga
Per Share	$	$	$
Total	$	$	$

Certain of our stockholders have granted the underwriters the right to purchase up to an additional 15,000,000 shares of Class A common stock to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2011.

MORGAN STANLEY	GOLDMAN, SACHS & CO.

BofA MERRILL LYNCH	BARCLAYS CAPITAL	J.P. MORGAN

ALLEN & COMPANY LLC

                    , 2011

PLAY
create word puzzles
CastleVille
Empires & Allies

zynga stats

175
countries with zynga users

54,000,000
daily active users

227,000,000
monthly active users

2,000,000,000
minutes of play per day

4,000,000,000
in-game user-to-user connections

Connecting the World Through Games

countries with zynga users: as of 9/30/2011;
in-game user-to-user connections: inception to 9/30/2011;
all other zynga stats: Q3 2011 averages

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We and the selling stockholders are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Through and including                    , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

References in this prospectus to “DAUs” mean daily active users of our games, “MAUs” mean monthly active users of our games, “MUUs” mean monthly unique users of our games, and “ABPU” means average daily bookings per average DAU. Unless otherwise indicated, these metrics are based on internally-derived measurements across all platforms on which our games are played. For further information about DAUs, MAUs, MUUs and ABPU as measured by us, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics.” We also refer in this prospectus to DAUs and MAUs as measured and published by AppData, an independent service that publicly reports traffic data for games and other applications on Facebook. For further information about DAUs and MAUs as measured by AppData, including an explanation of differences between these metrics as measured by AppData and the corresponding metrics as measured by us, see the section titled “Market Data and User Metrics—User Metrics.”

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ZYNGA INC.

Our Vision for Play

We founded Zynga in 2007 with the vision that play—like search, share and shop—would become one of the core activities on the Internet. As a pioneer of online social games, we have made them accessible, social and fun. We are excited that games have grown to become the second most popular online activity in the United States by time spent, even surpassing email. We have a lot of hard work, innovation and growth ahead of us to create a future where social games are a daily habit for nearly everyone.

Our mission is to connect the world through games.

Overview

We are the world’s leading social game developer with 227 million average monthly active users, or MAUs, in 175 countries. We have launched the most successful social games in the industry in each of the last three years and have generated over $1.5 billion in cumulative revenue and over $2.0 billion in cumulative bookings since our inception in 2007. Our games are accessible to players worldwide on Facebook, other social networks and mobile platforms, wherever and whenever they want. Currently, substantially all of our revenue is generated from players accessing our games via the Facebook platform. We operate our games as live services, by which we mean that we continue to support and update games after launch and gather daily, metrics-based player feedback that enables us to continually enhance our games by adding new content and features. All of our games are free to play, and we generate revenue through the in-game sale of virtual goods and advertising.

We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Our leadership position in social games is defined by the following:

Large and Global Community of Players. According to AppData, as of September 30, 2011, we had the largest player audience on Facebook, with more MAUs than the next eight social game developers combined. Our players are also more engaged, with our games being played by 54 million average daily active users, or DAUs, worldwide as of September 30, 2011. According to AppData, as of September 30, 2011, our games were played by more DAUs than the next 14 social game developers combined.

Leading Portfolio of Social Games. We have many of the most popular and successful online social games, including CityVille, FarmVille, Mafia Wars, Words with Friends and Zynga Poker. As of September 30, 2011, according to AppData, we had four of the top five social games on Facebook based on DAUs. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of September 30, 2011.

Rapid Game Growth. Our games have achieved rapid and widespread adoption. FarmVille grew to 43 million MAUs in its first 100 days and CityVille grew to 61 million MAUs in its first 50 days. One of our recently launched web-based games, Empires & Allies, grew to be the second most popular game on Facebook, based on MAUs as measured by AppData, less than a month after launch. In June 2011, we launched Hanging with Friends, which became the most downloaded game in the Apple App Store for iPhone during its first week.

Scalable Technology and Data. We process and serve more than a petabyte of content for our players every day, a volume of data that we believe is unmatched in the social game industry. We continually analyze game data to optimize our games. We believe that combining data analytics with creative game design enables us to create a superior player experience.

We leverage our scale to increase player engagement, cross-promote our portfolio of games, continually enhance existing games, launch new games and build the Zynga brand. We believe our scale results in network effects that deliver compelling value to our players, and we are committed to making significant investments that will further grow our community of players, their engagement and our monetization over time.

We have achieved significant growth in our business in a short period of time. From 2008 to 2010, our revenue increased from $19.4 million to $597.5 million, our bookings increased from $35.9 million to $838.9 million, we went from a net loss of $22.1 million to net income of $90.6 million and our adjusted EBITDA increased from $4.5 million to $392.7 million. For the nine months ended September 30, 2011, our revenue was $828.9 million, our bookings were $849.0 million, our net income was $30.7 million and our adjusted EBITDA was $235.5 million. For a discussion of the limitations associated with using bookings and adjusted EBITDA rather than GAAP measures and a reconciliation of these measures to revenue and net income (loss), see the section titled “Summary Consolidated Financial Data—Non-GAAP Financial Measures.”

Consistent with our “free-to-play” business model, only a small portion of our players are paying players. During the nine months ended September 30, 2011, we had approximately 6.7 million unique payers. This number excludes payers on certain mobile platforms and those who used certain smaller web-based payment methods. Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase virtual goods will continue to constitute a small portion of our overall players as our business grows.

Our top three games historically have contributed the majority of our revenue. Our top three games accounted for 93%, 83%, 78% and 59% of our online game revenue in 2008, 2009, 2010, and for the nine months ended September 30, 2011, respectively.

Our Opportunity

Our opportunity is being driven by the confluence of three primary trends regarding how people use, communicate through and socialize on the Internet:

Growth of Social Networks. Over the past decade, social networks have emerged as mainstream platforms that enable people to connect with each other online, share information and enjoy experiences with their friends and families. IDC, a market research firm, estimates that there will be approximately 1.1 billion users of social networks globally, including over 800 million active users on Facebook, in 2011. IDC forecasts that the number of users on social networks globally will grow to 1.6 billion by 2014.

Emergence of the App Economy. In order to provide users with a wider range of engaging experiences, social networks and mobile operating systems have opened their platforms to developers, transforming the creation, distribution and consumption of digital content. We refer to this as the “App Economy.” In the App Economy, developers can create applications accessing unique features of the platforms, distribute applications digitally to a broad audience and regularly update existing applications.

Rapid Growth of Free-to-Play Games. Most social games are free to play and generate revenue through the in-game sale of virtual goods. According to In-Stat, a market intelligence firm, the worldwide market for the sale of virtual goods was $7.3 billion in 2010 and is expected to more than double by 2014. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, thereby increasing the number of players who have the potential to become paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players.

We believe social games represent a new form of entertainment that will continue to capture an increasing proportion of consumer leisure time. In addition, social games are the most popular applications on Facebook and we believe they have been, and will continue to be, a key driver of engagement on social networks, and increasingly on mobile platforms. As consumers gravitate toward more social forms of online entertainment, we believe that social games will capture an increasing portion of the overall $49 billion video game software market, as estimated for 2011 by IDC, as well as the global entertainment market.

Our Player-Centric Approach

We believe that a player-centric approach is the key to our continued success. We design our games to be:

Accessible by Everyone, Anywhere, Any Time. Our games are easy to learn, playable in short sessions and accessible on multiple platforms. We operate our games as live services that can be played anytime and anywhere.

Social. We believe games are most engaging and fun when they are social. We have devoted significant efforts to providing our community of players with simple ways to find their friends online and connect, play and share with them.

Free. Our free-to-play approach attracts a larger audience than a traditional pay-to-play approach. This enables a higher degree of social interaction and improves the game experience for all players. Our players can choose to purchase virtual goods to enhance their game experience.

Fun. We keep our games fun and engaging by regularly delivering new content, features, quests, challenges and virtual goods that enhance the experience for our players.

Supportive of Social Good. Our players are able to enjoy fun social games while also contributing to charitable causes that they support through the purchase of special virtual goods.

Our Core Strengths

We believe the following strengths provide us with competitive advantages:

Deep Base of Talent. Our unique company culture serves as the foundation of our success and helps us attract, grow and retain world class talent. We believe our culture and success to date have made us an employer of choice amongst innovators in our industry.

Large and Global Community of Players. We have 227 million average MAUs in 175 countries. According to AppData, as of September 30, 2011, we had more MAUs on Facebook than the next eight social game developers combined.

Leading Portfolio of High Quality Social Games. Our portfolio of games includes many of the most popular and successful social games on social networks and mobile platforms, including CityVille, FarmVille, Mafia Wars, Words with Friends and Zynga Poker. As of September 30, 2011, we had four of the top five games on Facebook, based on DAUs, as measured by AppData.

Sophisticated Data Analytics. The extensive engagement of our players provides over 15 terabytes of game data per day that we use to enhance our games by designing, testing and releasing new features on an ongoing basis.

Scalable Technology Infrastructure and Game Engines. We have invested extensively in developing proprietary technology to support the growth of our business. We have developed a flexible game engine that we leverage for the development and launch of new games. With each release, we add features and functionality to improve our core code base for future game development.

Powerful Network Effects. Because of our large community, our players are more likely to find and connect with others to play and build relationships. Our games are more social and fun as more people play them, creating an incentive for existing players to encourage their friends and family to play.

Our Key Metrics

We measure our business by using several key financial metrics, which include bookings and adjusted EBITDA, and operating metrics, which include DAUs, MAUs, MUUs and ABPU. Our operating metrics help us to understand and measure the engagement levels of our players, the size of our audience, our reach and overall monetization of our players.

For a description of how we calculate each of our key metrics and factors that have caused fluctuations in these metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games played through Facebook. We record bookings and recognize revenue net of the amounts retained by Facebook.

The charts and the table below show the metrics for the 11 quarters indicated:

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(users in millions)
Average DAUs	NA	NA	24	58	67	60	49	48	62	59	54
Average MAUs	NA	NA	99	207	236	234	203	195	236	228	227
Average MUUs	NA	NA	63	110	124	119	110	111	146	151	152
ABPU	NA	NA	$0.044	$0.027	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058

NA means data is not available.

Our Strategy

Our mission is to connect the world through games. In pursuit of our mission, we encourage entrepreneurship and intelligent risk taking to produce breakthrough innovations, which we call bold beats. The key elements of our strategy are:

Make Games Accessible and Fun. We operate our games as live services that are available anytime and anywhere. We design our social games to provide players with easy access to shared experiences that delight, amuse and entertain, and we will continue to update our games on an ongoing basis with fresh content and new features to make them more social and fun for our players.

Enhance Existing Franchises. We will continue to enhance our market-leading franchises including CityVille, FarmVille, FrontierVille, Words with Friends and Zynga Poker. We regularly update our games after launch to encourage social interactions, add new content and features and improve monetization.

Launch New Games. We will continue to invest in building new games to expand the genres of games that we offer, further engage with our existing players and attract new players. For example, in November 2011, we launched CastleVille, which in its first two weeks became the second most popular game on Facebook based on DAUs, as measured by AppData.

Continue Mobile Growth. We believe there is a large opportunity to extend our brand and games to mobile platforms such as Apple iOS and Google Android. We will continue to make our games accessible on a large number of mobile and other Internet-connected devices and invest in developing and acquiring mobile development talent, technologies and content.

Continue International Growth. We intend to expand our international audience by making more of our games available in multiple languages, creating more localized game content and partnering with leading international social networking sites and mobile partners. We believe we have a significant opportunity to better monetize our games in international markets as we offer more targeted virtual goods and additional payment options.

Extend Our Technology Leadership Position. Our proprietary technology stack and data analytics are competitive advantages that enhance our ability to create the world’s best social games. We will continue to innovate and optimize our network infrastructure to cost-effectively ensure high performance and high availability of our social games. We believe continued investments in infrastructure and systems will allow us to extend our technology leadership.

Increase Monetization of Our Games. We strive to offer increased selection, better merchandising and more payment options to increase the sales of our virtual goods. Our players purchase these virtual goods to extend their play sessions, personalize their game environments, accelerate their progress and send unique gifts to their friends. We will also continue to pursue additional revenue opportunities from advertising, including branded virtual goods and sponsorships.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

if we are unable to maintain a good relationship with Facebook, our business will suffer;

we operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects;

we have a new business model and a short operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful;

we rely on a small portion of our total players for nearly all of our revenue;

a small number of games have generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of players in order to grow our revenue and sustain our competitive position;

if our top games do not maintain their popularity, our results of operations could be harmed;

a significant portion of our game traffic is hosted by a single vendor, and any failure or significant interruption in our network could impact our operations and harm our business;

security breaches, computer viruses and computer hacking attacks could harm our business and results of operations;

if we fail to effectively manage our growth, our business and operating results could be harmed;

our growth prospects will suffer if we are unable to develop successful games for mobile platforms;

expansion into international markets is important for our growth, and as we expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth; and

the three class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founder and Chief Executive Officer and our other executive officers, employees and directors and their affiliates; this will limit your ability to influence corporate matters.

Corporate Information

We were originally organized in April 2007 as a California limited liability company under the name Presidio Media LLC, and we converted to a Delaware corporation in October 2007. We changed our name to Zynga Inc. in November 2010. Our principal executive offices are located at 699 Eighth Street, San Francisco, CA 94103, and our telephone number is (855) 449-9642. Our website address is www.zynga.com. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. Unless the context requires otherwise, the words “Zynga,” “we,” “company,” “us” and “our” refer to Zynga Inc. and its subsidiaries.

Zynga, the Zynga logo and other trademarks or service marks of Zynga appearing in this prospectus are the property of Zynga. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Class A common stock offered by us	100,000,000 shares

Class A common stock to be outstanding after this offering	100,000,000 shares

Class B common stock to be outstanding after this offering	578,855,599 shares

Class C common stock to be outstanding after this offering	20,517,472 shares

Total Class A, Class B and Class C common stock to be outstanding after this offering	699,373,071 shares

Over-allotment option granted by the selling stockholders	15,000,000 shares

Use of proceeds	We intend to use the net proceeds to us from this offering for general corporate purposes, including working capital, game development, marketing activities and capital expenditures. We intend to use approximately $83.6 million of the net proceeds to satisfy tax withholding obligations related to the vesting of restricted stock units, or ZSUs, in connection with this offering. In addition, we may use a portion of the proceeds from this offering for acquisitions of or investments in complementary businesses, technologies or other assets. We also intend to contribute a portion of the net proceeds to charitable causes through Zynga.org, our philanthropic initiative. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.

Proposed NASDAQ Global Select Market symbol	“ZNGA”

The number of shares of Class A common stock, Class B common stock and Class C common stock to be outstanding after this offering is based on no shares of our Class A common stock, 578,855,599 shares of our Class B common stock (including preferred stock on an as-converted basis and shares of Class B common stock to be net issued upon the vesting of outstanding restricted stock units, or ZSUs, in connection with this offering) and 20,517,472 shares of our Class C common stock outstanding as of September 30, 2011, and excludes:

109,157,667 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan at a weighted-average exercise price of $0.93 per share;

77,031,114 shares of Class B common stock issuable from time to time after this offering upon the vesting of ZSUs outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan;

18,854,848 shares of Class B common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 at a weighted-average exercise price of $0.0246 per share;

4,632,918 shares of Class B common stock reserved for future issuance under our 2007 Equity Incentive Plan as of September 30, 2011; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2007 Equity Incentive Plan will terminate so that no further awards may be granted under our 2007 Equity Incentive Plan;

42,500,000 shares of Class A common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with this offering; and

8,500,000 shares of Class A common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering.

Unless we specifically state otherwise, the share information in this prospectus is as of September 30, 2011 and reflects or assumes:

the net issuance of 13,924,484 shares of Class B common stock upon the vesting of outstanding ZSUs in connection with this offering;

the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 304,887,421 shares of Class B common stock immediately prior to the closing of this offering;

the filing of our amended and restated certificate of incorporation at the closing of this offering to, among other things, eliminate the various series of our preferred stock currently outstanding; and

no exercise of the underwriters’ over-allotment option to purchase up to an additional 15,000,000 shares of Class A common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data and should be read together with our consolidated financial statements and related notes, as well as the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have derived the consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2010 and 2011 and consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$19,410	$121,467	$597,459	$401,700	$828,863

Costs and expenses:
Cost of revenue	10,017	56,707	176,052	124,449	225,908
Research and development	12,160	51,029	149,519	98,019	282,316
Sales and marketing	10,982	42,266	114,165	75,885	121,971
General and administrative	8,834	24,243	32,251	49,339	117,723

Total costs and expenses	41,993	174,245	471,987	347,692	747,918
Income (loss) from operations	(22,583)	(52,778)	125,472	54,008	80,945
Interest income	319	177	1,222	749	1,223
Other income (expenses), net	187	(209)	365	478	(273)

Income (loss) before income taxes	(22,077)	(52,810)	127,059	55,235	81,895
Provision for income taxes	(38)	(12)	(36,464)	(7,632)	(51,206)

Net income (loss)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689

Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	4,590	4,590	—
Net income attributable to participating securities	—	—	58,110	30,636	30,689

Net income (loss) attributable to common stockholders(1)	$(22,115)	$(52,822)	$27,895	$12,377	$—

Net income (loss) per share attributable to common stockholders(1):
Basic	$(0.18)	$(0.31)	$0.12	$0.06	$0.00

Diluted	$(0.18)	$(0.31)	$0.11	$0.05	$0.00

Weighted-average common shares used to compute net income (loss) per share attributable to common stockholders(1):
Basic	119,990	171,751	223,881	214,214	264,114

Diluted	119,990	171,751	329,256	322,357	264,114

Pro forma net income per share attributable to common stockholders(1)(2):
Basic			$0.16		$0.05

Diluted			$0.14		$0.04

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(dollars in thousands, except ABPU data)
Other Financial and Operational Data:
Bookings(3)	$35,948	$328,070	$838,896	$595,397	$849,002
Adjusted EBITDA(4)	$4,549	$168,187	$392,738	$289,546	$235,473
Average DAUs (in millions)(5)	NA	41	56	59	58
Average MAUs (in millions)(6)	NA	153	217	224	230
Average MUUs (in millions)(7)	NA	86	116	118	150
ABPU(8)	NA	$0.035	$0.041	$0.038	$0.053

NA means data is not available.

(1)	Net income (loss) attributable to common stock was allocated to Class B and Class C common shares, and not to Class A common shares, as there were no Class A common shares authorized or outstanding during the periods presented. See Note 9 of the consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to each class of common stock.

(2)	See Note 9 of consolidated financial statements for a discussion and reconciliation of pro forma net income attributable to common stockholders and weighted-average common shares outstanding for pro forma basic and diluted net income per share calculations.

(3)	See the section titled “—Non-GAAP Financial Measures” below for how we define and calculate bookings, a reconciliation between bookings and revenue (the most directly comparable GAAP financial measure) and a discussion about the limitations of bookings and adjusted EBITDA.

(4)	See the section titled “—Non-GAAP Financial Measures” below as to how we define and calculate adjusted EBITDA and for a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.

(5)	DAUs is the number of individuals who played one of our games during a particular day, as recorded by our internal analytics systems. Average DAUs is the average of the DAUs for each day during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—DAUs” for more information as to how we define and calculate DAUs. Reflects 2009 data commencing on July 1, 2009.

(6)	MAUs is the number of individuals who played a particular game during a 30-day period, as recorded by our internal analytics systems. Average MAUs is the average of the MAUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MAUs” for more information as to how we define and calculate MAUs. Reflects 2009 data commencing on July 1, 2009.

(7)	MUUs is the number of unique individuals who played any of our games on a particular platform during a 30-day period, as recorded by our internal analytics systems. Average MUUs is the average of the MUUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MUUs” for more information as to how we define and calculate MUUs. Reflects 2009 data commencing on July 1, 2009.

(8)	ABPU is defined as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by (iii) the average DAUs during the period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—ABPU” for more information as to how we define and calculate ABPU. Reflects 2009 data commencing on July 1, 2009.

	As of December 31,		As of September 30, 2011
	2009	2010	Actual	Pro Forma As Adjusted(1)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$199,958	$738,090	$926,333	$1,815,771
Property and equipment, net	34,827	74,959	221,145	221,145
Working capital	(12,496)	385,564	504,487	1,310,313
Total assets	258,848	1,112,572	1,511,652	2,401,090
Deferred revenue	223,799	465,236	485,375	485,375
Total stockholders’ equity (deficit)	(21,478)	482,215	787,663	1,593,490

(1)	Reflects (i) the reduction in working capital of approximately $83.6 million to satisfy tax withholding obligations related to the vesting of outstanding ZSUs in connection with this offering, (ii) an approximately $494.8 million reduction in total stockholders’ equity associated with stock-based compensation expense due to the satisfaction of the liquidity event vesting criteria of outstanding ZSUs in connection with this offering and (iii) the sale by us of shares of our Class A common stock offered by this prospectus at an assumed initial public offering price of $9.25 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Each $1.00 increase (decrease) in the assumed initial public offering price of $9.25 per share would increase (decrease) the amount of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity (deficit) by approximately $96.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 10 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity (deficit) by approximately $89.5 million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Non-GAAP Financial Measures

Bookings

To provide investors with additional information about our financial results, we disclose within this prospectus bookings, a non-GAAP financial measure. We have provided below a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure.

Bookings is a non-GAAP financial measure that we define as the total amount of revenue from the sale of virtual goods in our online games and from advertising that would have been recognized in a period if we recognized all revenue immediately at the time of the sale. We record the sale of virtual goods as deferred revenue and then recognize that revenue over the estimated average life of the purchased virtual goods or as the virtual goods are consumed. Advertising revenue consisting of certain branded virtual goods and sponsorships is also deferred and recognized over the estimated average life of the branded virtual good, similar to online game revenue. Bookings is calculated as revenue recognized in a period plus the change in deferred revenue during the period. For additional discussion of the estimated average life of virtual goods, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.”

We use bookings as one factor to evaluate the results of our operations, generate future operating plans and assess the performance of our company. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure.

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We record bookings and recognize revenue net of the amounts retained by Facebook.

The following table presents a reconciliation of revenue to bookings for each of the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$19,410	$121,467	$597,459	$401,700	$828,863
Change in deferred revenue	16,538	206,603	241,437	193,697	20,139

Bookings	$35,948	$328,070	$838,896	$595,397	$849,002

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689
Provision for income taxes	38	12	36,464	7,632	51,206
Other income (expense), net	(187)	209	(365)	(478)	273
Interest income	(319)	(177)	(1,222)	(749)	(1,223)
Gain (loss) from legal settlements	7,000	—	(39,346)	—	—
Depreciation and amortization	2,905	10,372	39,481	26,342	64,148
Stock-based compensation	689	3,990	25,694	15,499	70,241
Change in deferred revenue	16,538	206,603	241,437	193,697	20,139

Adjusted EBITDA	$4,549	$168,187	$392,738	$289,546	$235,473

Limitations of Bookings and Adjusted EBITDA

Some limitations of bookings and adjusted EBITDA are:

adjusted EBITDA does not include the impact of equity-based compensation;

bookings and adjusted EBITDA do not reflect that we defer and recognize revenue over the estimated average life of virtual goods or as virtual goods are consumed;

adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

adjusted EBITDA does not include other income and expense, which includes foreign exchange gains and losses;

adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

adjusted EBITDA does not include gains and losses associated with legal settlements; and

other companies, including companies in our industry, may calculate bookings and adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider bookings and adjusted EBITDA along with other financial performance measures, including revenue, net income (loss) and our financial results presented in accordance with GAAP.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our Class A common stock. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we are unable to maintain a good relationship with Facebook, our business will suffer.

Facebook is the primary distribution, marketing, promotion and payment platform for our games. We generate substantially all of our revenue and players through the Facebook platform and expect to continue to do so for the foreseeable future. Any deterioration in our relationship with Facebook would harm our business and adversely affect the value of our Class A common stock.

We are subject to Facebook’s standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on the Facebook platform. We have entered into an addendum to these terms and conditions pursuant to which we have agreed to use Facebook Credits, Facebook’s proprietary payment method, as the primary means of payment within our games played through Facebook. This addendum expires in May 2015.

Our business would be harmed if:

Facebook discontinues or limits access to its platform by us and other game developers;

Facebook terminates or does not renew our addendum;

Facebook modifies its terms of service or other policies, including fees charged to, or other restrictions on, us or other application developers, or Facebook changes how the personal information of its users is made available to application developers on the Facebook platform or shared by users;

Facebook establishes more favorable relationships with one or more of our competitors; or

Facebook develops its own competitive offerings.

We have benefited from Facebook’s strong brand recognition and large user base. If Facebook loses its market position or otherwise falls out of favor with Internet users, we would need to identify alternative channels for marketing, promoting and distributing our games, which would consume substantial resources and may not be effective. In addition, Facebook has broad discretion to change its terms of service and other policies with respect to us and other developers, and those changes may be unfavorable to us. For example, in 2010 Facebook adopted a policy requiring applications on Facebook accept only its virtual currency, Facebook Credits, as payment from users. As a result of this change, which we completed in April 2011, Facebook receives a greater share of payments made by our players than it did when other payment options were allowed. Facebook may also change its fee structure, add fees associated with access to and use of the Facebook platform, change how the personal information of its users is made available to application developers on the Facebook platform or restrict how Facebook users can share information with friends on their platform. Beginning in early 2010, Facebook changed its policies for application developers regarding use of its communication channels. These changes limited the level of communication among users about applications on the Facebook platform. As a result, the number of our players on Facebook declined. Any such changes in the future could significantly alter how players experience our games or interact within our games, which may harm our business.

We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects.

Social games, from which we derive substantially all of our revenue, is a new and rapidly evolving industry. The growth of the social game industry and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results will depend on numerous factors affecting the social game industry, many of which are beyond our control, including:

continued worldwide growth in the adoption and use of Facebook and other social networks;

changes in consumer demographics and public tastes and preferences;

the availability and popularity of other forms of entertainment;

the worldwide growth of personal computer, broadband Internet and mobile device users, and the rate of any such growth; and

general economic conditions, particularly economic conditions adversely affecting discretionary consumer spending.

Our ability to plan for game development, distribution and promotional activities will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential players. New and different types of entertainment may increase in popularity at the expense of social games. A decline in the popularity of social games in general, or our games in particular would harm our business and prospects.

We have a new business model and a short operating history, which makes it difficult to evaluate our prospects and future financial results and may increase the risk that we will not be successful.

We began operations in April 2007, and we have a short operating history and a new business model, which makes it difficult to effectively assess our future prospects. Our business model is based on offering games that are free to play. To date, only a small portion of our players pay for virtual goods. You should consider our business and prospects in light of the challenges we face, including the ones discussed in this section.

We rely on a small portion of our total players for nearly all of our revenue.

Compared to all players who play our games in any period, only a small portion are paying players. During the nine months ended September 30, 2011, we had approximately 6.7 million unique payers (excluding payers on certain mobile platforms and who use certain smaller web-based payment methods). We lose players in the ordinary course of business. In order to sustain our revenue levels, we must attract, retain and increase the number of players or more effectively monetize our players. To retain players, we must devote significant resources so that the games they play retain their interest and attract them to our other games. If we fail to grow or sustain the number of our players, or if the rates at which we attract and retain players declines or if the average amount our players pay declines, our business may not grow, our financial results will suffer, and our stock price may decline.

A small number of games have generated a majority of our revenue, and we must continue to launch and enhance games that attract and retain a significant number of players in order to grow our revenue and sustain our competitive position.

Historically we have depended on a small number of games for a majority of our revenue and we expect that this dependency will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games that achieve significant popularity. Each of our games requires significant engineering, marketing and other resources to develop, launch and sustain via regular upgrades and expansions, and such costs on average have increased. Our ability to successfully launch, sustain and expand games and attract and retain players largely depends on our ability to:

anticipate and effectively respond to changing game player interests and preferences;

anticipate or respond to changes in the competitive landscape;

attract, retain and motivate talented game designers, product managers and engineers;

develop, sustain and expand games that are fun, interesting and compelling to play;

effectively market new games and enhancements to our existing players and new players;

minimize launch delays and cost overruns on new games and game expansions;

minimize downtime and other technical difficulties; and

acquire high quality assets, personnel and companies.

It is difficult to consistently anticipate player demand on a large scale, particularly as we develop new games in new genres or new markets, including international markets and mobile platforms. If we do not successfully launch games that attract and retain a significant number of players and extend the life of our existing games, our market share, reputation and financial results will be harmed.

If our top games do not maintain their popularity, our results of operations could be harmed.

In addition to creating new games that are attractive to a significant number of players, we must extend the life of our games, in particular our most successful games. For a game to remain popular, we must constantly enhance, expand or upgrade the game with new features that players find attractive. Such constant enhancement requires the investment of significant resources, particularly with older games and such costs on average have increased. We may not be able to successfully enhance, expand or upgrade our current games. Any reduction in the number of players of our most popular games, any decrease in the popularity of our games or social games in general, any breach of game-related security or prolonged server interruption, any loss of rights to any intellectual property underlying such games, or any other adverse developments relating to our most popular games, could harm our results of operations.

A significant portion of our game traffic is hosted by a single vendor, and any failure or significant interruption in our network could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to player satisfaction. Our games run on a complex distributed system, or what is commonly known as cloud computing. We own, operate and maintain elements of this system, but significant elements of this system are operated by third parties that we do not control and which would require significant time to replace. We expect this dependence on third parties to continue. In particular, a significant portion of our game traffic is hosted by Amazon Web Services, or AWS. In September 2011, AWS hosted approximately one half of our game traffic. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement without cause by providing 180 days prior written notice, and may terminate the agreement with 30 days prior written notice for cause, including any material default or breach of the agreement by us that we do not cure within the 30 day period. The agreement requires AWS to provide us their standard computing and storage capacity and related support in exchange for timely payment by us. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. For example, the operation of a few of our significant games, including FarmVille and CityVille, was interrupted for several hours in April 2011 due to a network outage. If a particular game is unavailable when players attempt to access it or navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments to our technology infrastructure to maintain and improve all aspects of player experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

Security breaches, computer viruses and computer hacking attacks could harm our business and results of operations.

Security breaches, computer malware and computer hacking attacks have become more prevalent in our industry, have occurred on our systems in the past and may occur on our systems in the future. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could harm our business, financial condition and operating results. We have experienced and will continue to experience hacking attacks. Because of our prominence in the social game industry, we believe we are a particularly attractive target for hackers. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure to the satisfaction of our players may harm our reputation and our ability to retain existing players and attract new players.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our headcount and operations, which will continue to place significant demands on our management and our operational, financial and technological infrastructure. As of September 30, 2011, approximately 60% of our employees had been with us for less than one year and approximately 88% for less than two years. As we continue to grow, we must expend significant resources to identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our ability to continue launching new games and enhance existing games could suffer.

To effectively manage the growth of our business and operations, we will need to continue spending significant resources to improve our technology infrastructure, our operational, financial and management controls, and our reporting systems and procedures by, among other things:

monitoring and updating our technology infrastructure to maintain high performance and minimize down time;

enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other;

enhancing our internal controls to ensure timely and accurate reporting of all of our operations; and

appropriately documenting our information technology systems and our business processes.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources. If we fail to implement these enhancements and improvements effectively, our ability to manage our expected growth and comply with the rules and regulations that are applicable to public reporting companies will be impaired. In addition, if our operating costs are higher than we expect or if we do not maintain adequate control of our costs and expenses, our operating results will suffer.

Our growth prospects will suffer if we are unable to develop successful games for mobile platforms.

We have limited experience developing games for mobile platforms. We expect to devote substantial resources to the development of our mobile games, and our limited experience makes it difficult to know whether we will succeed in developing such games that appeal to players or advertisers. The uncertainties we face include:

our experience in developing social games for use primarily on Facebook may not be relevant for developing games for mobile platforms;

we have limited experience working with wireless carriers, mobile platform providers and other partners whose cooperation we may need in order to be successful;

we may encounter difficulty in integrating features on games developed for mobile platforms that a sufficient number of players will pay for; and

we will need to move beyond payment methods provided by social networks and successfully allow for a variety of payment methods and systems based on the mobile platform, geographies and other factors.

These and other uncertainties make it difficult to know whether we will succeed in developing commercially viable games for mobile. If we do not succeed in doing so, our growth prospects will suffer.

Our core values of focusing on our players first and acting for the long term may conflict with the short-term interests of our business.

One of our core values is to focus on surprising and delighting our players, which we believe is essential to our success and serves the best, long-term interests of Zynga and our stakeholders. Therefore, we have made, in the past and may make in the future, significant investments or changes in strategy that we think will benefit our players, even if our decision negatively impacts our operating results in the short term. For example, in late 2009 and in 2010 we reduced in-game advertising offers in order to improve player experience. This decrease in in-game offers led to a reduction of advertising revenue in 2010 as compared to 2009. Our decisions may not result in the long-term benefits that we expect, in which case the success of our games, business and operating results could be harmed.

If we lose the services of our founder and Chief Executive Officer or other members of our senior management team, we may not be able to execute our business strategy.

Our success depends in a large part upon the continued service of our senior management team. In particular, our founder and Chief Executive Officer, Mark Pincus, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Mr. Pincus or any other member of our senior management team. The loss of our founder and Chief Executive Officer, even temporarily, or any other member of senior management would harm our business.

If we are unable to attract and retain highly qualified employees, we may not be able to grow effectively.

Our ability to compete and grow depends in large part on the efforts and talents of our employees. Such employees, particularly game designers, product managers and engineers, are in high demand, and we devote significant resources to identifying, hiring, training, successfully integrating and retaining these employees. We have historically hired a number of key personnel through acquisitions, and as competition with several other game companies increases, we may incur significant expenses in continuing this practice. The loss of employees or the inability to hire additional skilled employees as necessary could result in significant disruptions to our business, and the integration of replacement personnel could be time-consuming and expensive and cause additional disruptions to our business.

We believe that two critical components of our success and our ability to retain our best people are our culture and our competitive compensation practices. As we continue to grow rapidly, and we develop the infrastructure of a public company, we may find it difficult to maintain our entrepreneurial, execution-focused culture. In addition, many of our employees may be able to receive significant proceeds from sales of our equity in the public markets after our initial public offering, which may reduce their motivation to continue to work for us. Moreover, we expect that this offering will create disparities in wealth among our employees, which may harm our culture and relations among employees.

An increasing number of individuals are utilizing devices other than personal computers to access the Internet, and versions of our games developed for these devices might not gain widespread adoption, or may not function as intended.

The number of individuals who access the Internet through devices other than a personal computer, such as smartphones, tablets, televisions and set-top box devices, has increased dramatically, and we believe this trend is likely to continue. The generally lower processing speed, power, functionality and memory associated with these devices make playing our games through such devices more difficult; and the versions of our games developed for these devices may not be compelling to players. In addition, each device manufacturer or platform provider may establish unique or restrictive terms and conditions for developers on such devices or platforms, and our games may not work well or be viewable on these devices as a result. We have limited experience in developing and optimizing versions of our games for players on alternative devices and platforms. To expand our business, we will need to support a number of alternative devices and technologies. Once developed, we may choose to port or convert a game into separate versions for alternative devices with different technological requirements. As new devices and new mobile platforms or updates to platforms are continually being released, we may encounter problems in developing versions of our games for use on these alternative devices and we may need to devote significant resources to the creation, support, and maintenance of such devices and platforms. If we are unable to successfully expand the platforms and devices on which our games are available, or if the versions of our games that we create for alternative platforms and devices are not compelling to our players, our business will suffer.

Expansion into international markets is important for our growth, and as we expand internationally, we face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

Continuing to expand our business to attract players in countries other than the United States is a critical element of our business strategy. An important part of targeting international markets is developing offerings that are localized and customized for the players in those markets. We have limited operating history as a company outside the United States. We expect to continue to devote significant resources to international expansion through acquisitions, the establishment of additional offices and development studios, and increasing our foreign language offerings. Our ability to expand our business and to attract talented employees and players in an increasing number of international markets requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. We have experienced difficulties in the past and have not been successful in all the countries we have entered. Expanding our international focus may subject us to risks that we have not faced before or increase risks that we currently face, including risks associated with:

recruiting and retaining talented and capable management and employees in foreign countries;

challenges caused by distance, language and cultural differences;

developing and customizing games and other offerings that appeal to the tastes and preferences of players in international markets;

competition from local game makers with significant market share in those markets and with a better understanding of player preferences;

protecting and enforcing our intellectual property rights;

negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

implementing alternative payment methods for virtual goods in a manner that complies with local laws and practices and protects us from fraud;

compliance with applicable foreign laws and regulations, including privacy laws and laws relating to content;

compliance with anti-bribery laws including without limitation, compliance with the Foreign Corrupt Practices Act;

credit risk and higher levels of payment fraud;

currency exchange rate fluctuations;

protectionist laws and business practices that favor local businesses in some countries;

foreign tax consequences;

foreign exchange controls or U.S. tax restrictions that might restrict or prevent us from repatriating income earned in countries outside the United States;

political, economic and social instability;

higher costs associated with doing business internationally;

export or import regulations; and

trade and tariff restrictions.

Entering new international markets will be expensive, our ability to successfully gain market acceptance in any particular market is uncertain, and the distraction of our senior management team could harm our business.

Competition within the broader entertainment industry is intense and our existing and potential players may be attracted to competing forms of entertainment such as offline and traditional online games, television, movies and sports, as well as other entertainment options on the Internet.

Our players face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the Internet, are much larger and more well-established markets and may be perceived by our players to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of our players. If we are unable to sustain sufficient interest in our games in comparison to other forms of entertainment, including new forms of entertainment, our business model may no longer be viable.

There are low barriers to entry in the social game industry, and competition is intense.

The social game industry is highly competitive, with low barriers to entry and we expect more companies to enter the sector and a wider range of social games to be introduced. Our competitors that develop social games for social networks vary in size and include publicly-traded companies such as Electronic Arts Inc. and The Walt Disney Company and privately-held companies such as Crowdstar, Inc., Vostu, Ltd. and wooga GmbH. In addition, online game developers and distributors who are primarily focused on specific international markets, such as Tencent Holdings Limited in Asia, and high-profile companies with significant online presences that to date have not developed social games, such as Amazon.com, Facebook, Google Inc., Microsoft Corporation and Yahoo! Inc., may decide to develop social games. Some of these current and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the online social game industry. In addition, we have limited experience in developing games for mobile and other platforms and our ability to succeed on those platforms is uncertain. As we continue to devote significant resources to developing games for those platforms, we will face significant competition from established companies that may have far greater experience than us, including Electronic Arts Inc., DeNA Co. Ltd., Gameloft SA, Glu Mobile Inc. and Rovio Mobile Ltd. We expect new mobile-game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications.

The value of our virtual goods is highly dependent on how we manage the economies in our games. If we fail to manage our game economies properly, our business may suffer.

Paying players purchase virtual goods in our games because of the perceived value of these goods which is dependent on the relative ease of securing an equivalent good via non-paid means within the game. The perceived value of these virtual goods can be impacted by an increase in the availability of free or discounted Facebook Credits or by various actions that we take in the games including offering discounts for virtual goods, giving away virtual goods in promotions or providing easier non-paid means to secure these goods. If we fail to manage our virtual economies properly, players may be less likely to purchase virtual goods and our business may suffer.

Some of our players may make sales and/or purchases of virtual goods used in our games through unauthorized third-party websites, which may impede our revenue growth.

Some of our players may make sales and/or purchases of our virtual goods, such as Zynga Poker virtual poker chips, through unauthorized third-party sellers in exchange for real currency. These unauthorized transactions are usually arranged on third-party websites. We do not generate any revenue from these transactions. Accordingly, these unauthorized purchases and sales from third-party sellers could impede our revenue and profit growth by, among other things:

decreasing revenue from authorized transactions;

downward pressure on the prices we charge players for our virtual currency and virtual goods;

lost revenue from paying players who stop playing a particular game;

costs we incur to develop technological measures to curtail unauthorized transactions;

legal claims relating to the diminution of value of our virtual goods; and

increased customer support costs to respond to dissatisfied players.

To discourage unauthorized purchases and sales of our virtual goods, we have stated in our terms of service that the buying or selling of virtual currency and virtual goods from unauthorized third-party sellers may result in bans from our games and/or legal action. We have banned players as a result of such activities. We have also developed technological measures to help detect unauthorized transactions. If we decide to implement further restrictions on players’ ability to transfer virtual goods, we may lose players, which could harm our financial condition and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our games and players affects the game-playing experience and may lead players to stop playing our games.

Unrelated third parties have developed, and may continue to develop, “cheating” programs that enable players to exploit our games, play them in an automated way or obtain unfair advantages over other players who do play fairly. These programs harm the experience of players who play fairly and may disrupt the virtual economy of our games. In addition, unrelated third parties attempt to scam our players with fake offers for virtual goods. We devote significant resources to discover and disable these programs and activities, and if we are unable to do so quickly our operations may be disrupted, our reputation damaged and players may stop playing our games. This may lead to lost revenue from paying players, increased cost of developing technological measures to combat these programs and activities, legal claims relating to the diminution in value of our virtual currency and goods, and increased customer service costs needed to respond to dissatisfied players.

Our quarterly operating results are volatile and difficult to predict, and our stock price may decline if we fail to meet the expectations of securities analysts or investors.

Our bookings, revenue, traffic and operating results could vary significantly from quarter-to-quarter and year-to-year and may fail to match our past performance or the expectations of securities analysis or investors because of a variety of factors, some of which are outside of our control. Any of these events could cause the market price of our Class A common stock to fluctuate. Factors that may contribute to the variability of our operating results include the risk factors listed in this section and the factors discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Performance.”

In particular, we recognize revenue from sale of our virtual goods in accordance with GAAP, which is complex and based on our assumptions and historical data with respect to the sale and use of various types of virtual goods. In the event that such assumptions are revised based on new data or there are changes in the historical mix of virtual goods sold due to new game introductions, reduced virtual good sales in existing games or other factors or there are changes in our estimates of average playing periods, the amount of revenue that we recognize in any particular period may fluctuate significantly. For further information regarding our revenue recognition policy, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Given our short operating history and the rapidly evolving social game industry, our historical operating results may not be useful in predicting our future operating results. In addition, metrics we have developed or those available from third parties regarding our industry and the performance of our games, including DAUs, MAUs, MUUs and ABPU may not be indicative of our financial performance.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, trade dress, domain names and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We pursue the registration of our domain names, trademarks, and service marks in the United States and in certain locations outside the United States. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced. The Leahy-Smith America Invents Act, or the Leahy-Smith Act, was adopted in September 2011. The Leahy-Smith Act includes a number of significant changes to

United States patent law, including provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The United States Patent and Trademark Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act will not become effective until up to 18 months after its enactment. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business.

Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from our competitors, non-practicing entities and former employers of our personnel. Patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement we may be obligated to cancel the launch of a new game, stop offering certain features, pay royalties or significant settlement costs, purchase licenses or modify our games and features while we develop substitutes.

In addition, we use open source software in our games and expect to continue to use open source software in the future. From time to time, we may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our games, any of which would have a negative effect on our business and operating results.

Although we do not believe that the final outcome of litigation and claims that we currently face will have a material adverse effect on our business, our expectations may not prove to be correct. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, operating results, financial condition, reputation or the market price of our Class A common stock.

Programming errors or flaws in our games could harm our reputation or decrease market acceptance of our games, which would harm our operating results.

Our games may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after their launch, particularly as we launch new games and rapidly release new features to existing games under tight time constraints. We believe that if our players have a negative experience with our games, they may be less inclined to continue or resume playing our games or recommend our games to other potential players. Undetected programming errors, game defects and data corruption can disrupt our operations, adversely affect the game experience of our players by allowing players to gain unfair advantage, harm our reputation, cause our players to stop playing our games, divert our resources and delay market acceptance of our games, any of which could result in legal liability to us or harm our operating results.

Evolving regulations concerning data privacy may result in increased regulation and different industry standards, which could prevent us from providing our current games to our players, or require us to modify our games, thereby harming our business.

The regulatory framework for privacy issues worldwide is currently in flux and is likely to remain so for the foreseeable future. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny, and civil claims alleging liability for the breach of data privacy have been asserted against us. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning consumer behavior on the Internet, including regulation aimed at restricting certain targeted advertising practices. In addition, the European Union is in the process of proposing reforms to its existing data protection legal framework, which may result in a greater compliance burden for companies with users in Europe. Various government and consumer agencies have also called for new regulation and changes in industry practices.

We began operations in 2007 and have grown rapidly. While our administrative systems have developed rapidly, during our earlier history our practices relating to intellectual property, data privacy and security, and legal compliance may not have been as robust as they are now, and there may be unasserted claims arising from this period that we are not able to anticipate. In addition, our business, including our ability to operate and expand internationally, could be adversely affected if laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require changes to these practices, the design of our website, games, features or our privacy policy. In particular, the success of our business has been, and we expect will continue to be, driven by our ability to responsibly use the data that our players share with us. Therefore, our business could be harmed by any significant change to applicable laws, regulations or industry practices regarding the use or disclosure of data our players choose to share with us, or regarding the manner in which the express or implied consent of consumers for such use and disclosure is obtained. Such changes may require us to modify our games and features, possibly in a material manner, and may limit our ability to develop new games and features that make use of the data that our players voluntarily share with us.

We process, store and use personal information and other data, which subjects us to governmental regulation and other legal obligations related to privacy, and our actual or perceived failure to comply with such obligations could harm our business.

We receive, store and process personal information and other player data, and we enable our players to share their personal information with each other and with third parties, including on the Internet and mobile platforms. There are numerous federal, state and local laws around the world regarding privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other player data on the Internet and mobile platforms, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules. We generally comply with industry standards and are subject to the terms of our own privacy policies and privacy-related obligations to third parties (including voluntary third-party certification bodies such as TRUSTe). We strive to comply with all applicable laws, policies, legal obligations and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably attainable. However, it is possible that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to players or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other player data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others and could cause our players to lose trust in us, which could have an adverse effect on our business. Additionally, if third parties we work with, such as players, vendors or developers, violate applicable laws or our policies, such violations may also put our players’ information at risk and could in turn have an adverse effect on our business.

In the area of information security and data protection, many states have passed laws requiring notification to players when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to practically implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

Our business is subject to a variety of other U.S. and foreign laws, many of which are unsettled and still developing and which could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the United States and abroad, including laws regarding consumer protection, intellectual property, export and national security, that are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. For example, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could harm our business or expose us to liability. In addition, certain of our games, including Zynga Poker, may become subject to gambling-related rules and regulations and expose us to civil and criminal penalties if we do not comply. It is difficult to predict how existing laws will be applied to our business and the new laws to which we may become subject. See the discussion included in the section titled “Business — Government Regulation.”

If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency and banking institutions may be interpreted to cover virtual currency or goods. If that were to occur we may be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of social game services and impair our business.

Companies and governmental agencies may restrict access to Facebook, our website or the Internet generally, which could lead to the loss or slower growth of our player base.

Our players need to access the Internet and in particular Facebook and our website to play our games. Companies and governmental agencies, could block access to Facebook, our website or the Internet generally for a number of reasons such as security or confidentiality concerns or regulatory reasons, or they may adopt policies that prohibit employees from accessing Facebook, our website or other social platforms. For example, the government of the People’s Republic of China has blocked access to Facebook in China. If companies or governmental entities block or limit access to Facebook or our website or otherwise adopt policies restricting players from playing our games our business could be negatively impacted and could lead to the loss or slower growth of our player base.

Our business will suffer if we are unable to successfully integrate acquired companies into our business or otherwise manage the growth associated with multiple acquisitions.

We have acquired businesses, personnel and technologies in the past and we intend to continue to pursue acquisitions that are complementary to our existing business and expand our employee base and the breadth of our offerings. Our ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since we expect the social game industry to consolidate in the future, we may face significant competition in executing our growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect our financial condition and results of operations. The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits.

Integration of a new company’s operations, assets and personnel into ours will require significant attention from our management. The diversion of our management’s attention away from our business and any difficulties encountered in the integration process could harm our ability to manage our business. Future acquisitions will also expose us to potential risks, including risks associated with any acquired liabilities, the integration of new operations, technologies and personnel, unforeseen or hidden liabilities and unanticipated, information security vulnerabilities, the diversion of resources from our existing businesses, sites and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, our relationships with employees, players, and other suppliers as a result of integration of new businesses.

Fluctuations in foreign currency exchange rates will affect our financial results, which we report in U.S. dollars.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency, and an increasing percentage of our international revenue is from players who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the dollar equivalent of such expenses being higher and/or the dollar equivalent of such foreign-denominated revenue being lower than would be the case if exchange rates were stable. This could have a negative impact on our reported operating results.

The enactment of legislation implementing changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

The current administration has made public statements indicating that it has made international tax reform a priority, and key members of the U.S. Congress have conducted hearings and proposed new legislation. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings. Due to the large and expanding scale of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and harm our financial position and results of operations.

A change in the application of the tax laws of various jurisdictions could result in an increase to our worldwide effective tax rate and a change in how we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to provide us worldwide tax efficiencies. The application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business is not consistent with the manner in which we report our income to the jurisdictions, which could increase our worldwide effective tax rate and harm our financial position and results of operations.

Our facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster could cause damage to our facilities and equipment, which could require us to curtail or cease operations.

Our principal offices and a network operations center are located in the San Francisco Bay Area, an area known for earthquakes, and are thus vulnerable to damage. We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. If any disaster were to occur, our ability to operate our business at our facilities could be impaired.

We may require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

Risks Related to This Offering and Ownership of Our Class A Common Stock

The three class structure of our common stock has the effect of concentrating voting control with those stockholders who held our stock prior to this offering, including our founder and Chief Executive Officer and our other executive officers, employees and directors and their affiliates; this will limit your ability to influence corporate matters.

Our Class C common stock has 70 votes per share, our Class B common stock has seven votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. The holders of Class B common stock and Class C common stock, including our founder and Chief Executive Officer, Mark Pincus, and our other executive officers, employees and directors and their affiliates, will collectively hold approximately 98.2% of the voting power of our outstanding capital stock immediately following this offering. Mr. Pincus will beneficially own approximately 36.2% of the total voting power of our outstanding capital stock immediately following this offering. As a result, Mr. Pincus and the other holders of our Class B common stock will have significant influence over the management and affairs of the company and control over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated voting control will limit your ability to influence corporate matters and could adversely affect the market price of our Class A common stock.

Future transfers or sales by holders of Class B common stock or Class C common stock will result in those shares converting to Class A common stock, which will have the effect, over time, of increasing the relative voting power of those stockholders who retain their existing shares of Class B or Class C common stock. In addition, as shares of Class B common stock are transferred or sold and converted to Class A common stock, the sole holder of Class C common stock, Mr. Pincus, will have greater relative voting control to the extent he retains his existing shares of Class C common stock, and as a result he could in the future control a majority of our total voting power. Mr. Pincus is entitled to vote his shares in his own interests and may do so.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors or current management and limit the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing changes in our board of directors or management. Our certificate of incorporation and bylaws will include provisions that:

establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

prohibit cumulative voting in the election of directors; and

reflect three classes of common stock, as discussed above.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

Our share price may be volatile, and you may be unable to sell your shares at or above the initial public offering price, if at all.

The initial public offering price for the shares of our Class A common stock will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our Class A common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

changes in projected operational and financial results;

issuance of new or updated research or reports by securities analysts;

the use by investors or analysts of third-party data regarding our business that may not reflect our actual performance;

fluctuations in the valuation of companies perceived by investors to be comparable to us;

fluctuations in the trading volume of our shares, or the size of our public float; and

general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

Our Class A common stock price may be volatile due to third-party data regarding our games.

Third parties, such as AppData, publish daily data about us and other social game companies with respect to DAUs and MAUs and other information concerning social game usage, in particular on Facebook. These metrics can be volatile, particularly for specific games, and in many cases do not accurately reflect the actual levels of usage of our games across all platforms and may not correlate to our bookings or revenue from the sale of virtual goods. There is a possibility that third parties could change their methodologies for calculating these metrics in the future. To the extent that securities analysts or investors base their views of our business or prospects on such third-party data, the price of our Class A common stock may be volatile and may not reflect the performance of our business.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our operating results or the market value of our Class A common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts do not publish research about our business, or publish negative reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Future sales of our Class A common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on the total number of outstanding shares of our common stock as of September 30, 2011, upon the closing of this offering, we will have 100,000,000 shares of Class A common stock, 578,855,599 shares of Class B common stock and 20,517,472 shares of Class C common stock outstanding.

All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. The 578,855,599 shares of Class B common stock and 20,517,472 shares of Class C common stock outstanding after this offering, based on shares outstanding as of September 30, 2011, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers after the date of this prospectus. Please see the discussion in the section titled “Shares Eligible For Future Sale”.

After this offering, the holders of 363,241,145 shares of Class B common stock, or 51.9% of our total outstanding common stock, based on shares outstanding as of September 30, 2011, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to an investors’ rights agreement. Shares of our Class B and Class C common stock automatically will convert into shares of our Class A common stock upon any sale or transfer, whether or not for value, except for certain transfers described in our amended and restated certificate of incorporation. If these holders of our Class B and Class C common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our Class A common stock. If we file a registration statement for the purposes of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock for issuance under our Amended and Restated 2007 Equity Incentive Plan, 2011 Employee Stock Purchase Plan and 2011 Equity Incentive Plan. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to a lock-up period and other restrictions provided under the terms of the applicable plan and/or the agreements entered into with the holders of these shares.

No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock, and there has been no public market or active private market for our other classes of capital stock. Although we have applied to list our Class A common stock on the NASDAQ Global Select Market, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

If we are unable to maintain adequate internal controls for financial reporting in the future, or if our auditors are unable to express an opinion as to the effectiveness of our internal controls as will be required pursuant to the Sarbanes-Oxley Act, investor confidence in the accuracy of our financial reports may be impacted or the market price of our Class A common stock could be negatively impacted.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We do not intend to pay dividends for the foreseeable future, and as a result your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

LETTER FROM OUR FOUNDER

Dear potential Zynga shareholders,

I’m proud and excited to be writing this letter to you today.

Zynga is a company with more than 2,500 amazingly talented employees dedicated to engaging, surprising and delighting an audience that has grown to 152 million monthly unique users in 175 countries. And because our users typically play more than one of our games each month, they account for 227 million “MAUs” (monthly active users). Our players create and store more than 30,000 virtual items every second and spend 2 billion minutes a day with our service. In just over 4 years, we’ve generated over $1.5 billion in revenue and over $2.0 billion in bookings.

We founded Zynga in 2007 with the mission of connecting the world through games. We believed play—like search, share and shop—would become one of the core activities on the internet.

Play is one of life’s big macros—it’s an activity people love to do and do often. Zynga was founded on a deeply held passion for games that family and friends play together—connecting, collaborating, gifting, bragging, nurturing, admiring and sometimes just doing silly stuff together. Reality is, we all wish we had more time to play together.

To put the play macro in perspective, games have become the second most popular internet activity based on time spent, and have even surpassed email. We’ve turned our rapidly growing base of smartphones and tablets into play devices. In fact, games are now the most popular category of apps on smartphones and represent nearly half of the time spent. But, Zynga has a lot of hard work, innovation and growth ahead of us to create a future where social gaming becomes a daily habit for nearly everyone.

Our strategy from the beginning has been to build the biggest macro bet on social gaming to provide our players with the most accessible, social and fun games. Despite our rapid growth, we have been careful to build for the long term. I’ve always thought of this journey as being a series of sprints that make up a marathon.

We raised hundreds of millions of dollars to maximize our ability to make large investments in teams, games and infrastructure. For example, our Chief Technology Officer joined us in the fall of 2008 with a mission of building the greatest data warehouse in the game industry, which now processes 15 terabytes of game data every day. We will continue to make these big investments and big bets in pursuit of our mission.

Our operating philosophies have been fundamental to our growth. They include:

Games should be accessible to everyone, anywhere, any time. From the beginning, we have strived to lower the barriers to play in people’s lives. We want to build games to play with our parents, our children, our co-workers and our best friends.

Games should be social. Every week our teams test new features to make our games more social. Historically, our players have created over 4 billion neighbor connections. And, our 54 million daily active users interact with each other over 450 million times a day.

Games should be free. Free games are more social because they’re more accessible to everyone. We’ve also found them to be more profitable. We have created a new kind of customer relationship with new economics—free first, high satisfaction, pay optional. This model aligns shareholder value with delivering the best player experience.

Games should be data driven. Our culture combines the creative with the analytical. We develop and operate our games as live services with daily, metrics-based player feedback. This allows us to continually iterate, innovate and invest in the content our players love.

Games should do good. We want to help the world while doing our day jobs. Through Zynga.org our players have purchased social goods, raising more than $10 million for those in need from tornado-stricken communities in Alabama to earthquake survivors in Haiti. With programs like our Sweet Seeds for Haiti, our players have touched people around the world.

As we look to the future, we believe our core values will be key to our continued growth. Our goal is for everyone at Zynga to be a CEO with accountability and authority to drive important outcomes. It takes inspired people to make inspiring products. We’ve endeavored to create an environment that fosters intelligent risk-taking in order to invent bold beats—innovations that really advance the social gaming experience for our players. Our company is diverse, creative and entrepreneurial. I often describe Zynga as a confederation of entrepreneurs.

More specifically, our core values that make up these philosophies are:

Build games you and your friends love to play.

Surprise and delight our players.

Zynga is a meritocracy.

Be a CEO and own outcomes.

Move at Zynga speed.

Put Zynga first, decisions for the greater good.

Always innovate.

And now, by offering our shares to the public we hope to enable Zynga to invest more in play than any company in history. To accomplish this, we will continue to make big investments in servers, data centers and other infrastructure so players’ farms, cities, islands, airplanes, triple words and empires can be available on all their devices in an instant. We will also continue to fund the best teams around the world to build the most accessible, social and fun games.

We believe we will maximize long-term shareholder value by delivering long-term player value. This means we will make decisions and trade-offs that are different from other companies. We will prioritize innovation and long-term growth over quarterly earnings. We will not make short-term decisions that sacrifice our core values or veer from our long-term vision.

As we have done with our current investors, we will strive to communicate with transparency to help you understand how we are doing against our mission. You will be able to track our performance every day in publicly available third-party traffic reports. And of course, you’ll be able to play our games yourself to be able to track our progress against being the most fun and most social.

With this offering we are inviting you to join our mission. Invest with us because you believe in the potential for the world to play together. Evaluate us by how many of your friends and family play our games. Before you invest, we hope you will play our games. And, if you’re part of the hundreds of millions who have already played our games, thank you. You’re part of the future.

At Zynga, we feel a personal connection to our games through our friends and family. I love that my brother in-law, who has five kids and no free time, religiously plays our game Words with Friends.

While I’m humbled by the size of the audience we enable to play today, we’re just getting started. We’re thinking every day how much more accessible, social and fun our games can get.

My kids decided a few months ago that peek-a-boo was their favorite game. While it’s unlikely we can improve upon this classic, I look forward to playing Zynga games with them very soon. When they enter high school there’s no doubt that they’ll search on Google, they’ll share with their friends on Facebook and they’ll probably do a lot of shopping on Amazon. And I’m planning for Zynga to be there when they want to play.

Let’s play.

Mark Pincus

Founder and CEO

December 2, 2011

San Francisco, CA

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the letter from our founder and the sections titled “Prospectus Summary,” “Risk Factors,” “Market Data and User Metrics,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Shares Eligible for Future Sale,” contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

our future relationship with Facebook;

launching new games and enhancements to games that are commercially successful;

continued growth in demand for virtual goods and in the social games industry;

building and sustaining our franchise games;

the ability of our games to generate revenue and bookings for a significant period of time after launch;

capital expenditures and investment in our network infrastructure, including data centers;

retaining and adding players and increasing the monetization of our player base;

maintaining a technology infrastructure that can efficiently and reliably handle increased player usage, fast load times and the deployment of new features and products;

attracting and retaining qualified employees and key personnel;

designing games for mobile and other non-PC devices, and pursuing mobile initiatives generally;

our successful growth internationally;

maintaining, protecting and enhancing our intellectual property;

protecting our players’ information and adequately addressing privacy concerns; and

successfully acquiring and integrating companies and assets.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET DATA AND USER METRICS

Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the sector in which we operate, including our general expectations and position, opportunity and size estimates, is based on information from various sources, on assumptions that we have made that are based on those and other similar sources and on our knowledge of the audience for our games. This information involves a number of assumptions and limitations, and we caution you not to give undue weight to such estimates. We have not independently verified any third-party information and while we believe the position, opportunity and sector size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

We believe that our games compete for the attention of players with the other forms of entertainment that comprise the global entertainment industry. Collectively, we refer to these markets as the “Worldwide Entertainment Market.” According to IDC, the worldwide markets for Internet advertising, television advertising, video game software and radio advertising in 2011 are forecasted to be $83 billion, $212 billion, $49 billion and $34 billion, respectively. According to IBISWorld, Inc., a media research and consulting company, the worldwide markets for movies, books, newspapers (including newspaper advertising), magazines (including magazine advertising) and recorded music in 2011 are forecasted to be $122 billion, $95 billion, $169 billion, $116 billion and $30 billion, respectively. According to Screen Digest, Ltd., a market research firm, the worldwide market for television subscriptions in 2011 is forecasted to be $189 billion. Aggregating these sources, we believe that the Worldwide Entertainment Market in 2011 is forecasted to be more than $1.0 trillion.

User Metrics

In this prospectus, when we refer to DAUs, MAUs, MUUs or ABPU, unless otherwise indicated, we are referring to internally-measured user information. For information concerning these metrics as measured by us, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics.” We also refer in this prospectus to DAUs and MAUs as measured and published by AppData, an independent service that publicly reports traffic data for games and other applications on Facebook. We rely on AppData information whenever we refer to the ranking of our games on Facebook or compare our games to the games of other developers on Facebook. Each of these references is identified by the phrase “according to AppData” or a similar phrase. References in this prospectus to AppData mean Inside Network’s AppData service, together with other services run by Inside Network. Our DAU and MAU information is based on our own internal analytics systems and may differ from the corresponding information published by AppData. We count a user as an “active user” of a game only after the user has navigated to the game and the game has been installed or loaded on the user’s computer or other connected device. AppData’s information includes only users who access our games through Facebook, while our information includes users across all platforms on which our games are played.

AppData has changed its methodologies for calculating DAUs and MAUs in the past and may change its methodologies in the future. Prior to October 15, 2011, AppData counted a user of an application as an “active user” as soon as the user navigated to a web page requesting permission to install the application, irrespective of whether an application was actually installed. For data after October 15, 2011, AppData uses a methodology similar to ours to define an “active user”.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of Class A common stock offered by us will be approximately $889.4 million, based upon an assumed initial public offering price of $9.25 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised, there will be no change in the total proceeds to us, as any additional shares would be sold by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.25 per share would increase (decrease) the net proceeds to us from this offering by approximately $96.8 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions. Similarly, each increase (decrease) of 10 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $89.5 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us of this offering. However, we currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, game development, marketing activities and capital expenditures. We also intend to use approximately $83.6 million of the net proceeds to satisfy tax withholding obligations related to the vesting of ZSUs held by current or former employees and other service providers, which will occur in connection with this offering. We may also use a portion of the net proceeds for the acquisition of, or investment in, complementary businesses, technologies or other assets that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We intend to contribute a portion of the net proceeds to charitable causes through Zynga.org, our philanthropic initiative. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and our capitalization as of September 30, 2011:

on an actual basis;

on a pro forma basis, giving effect to:

the automatic conversion of all outstanding shares of preferred stock into 304,887,421 shares of Class B common stock immediately prior to the closing of this offering as if such conversion had occurred on September 30, 2011;

the issuance of 13,924,484 shares of Class B common stock that will vest and be issued to holders of ZSUs in connection with this offering. We intend to issue the shares of Class B common stock on a net basis in order to cover associated tax withholding requirements; and

an approximately $494.8 million reduction in retained earnings (deficit) and increase to additional paid-in capital associated with stock-based compensation expense due to the satisfaction of the liquidity event vesting criteria of outstanding ZSUs in connection with this offering, as well as an approximately $83.6 million increase in other current liabilities and an offsetting reduction to additional paid-in-capital associated with tax withholdings from the net settlement.

on a pro forma as adjusted basis to reflect the sale by us of 100,000,000 shares of Class A common stock in this offering at an assumed initial public offering price of $9.25 per share, the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Cash, cash equivalents and marketable securities	$926,333	$926,333	$1,815,771

Stockholders’ equity:
Preferred stock, $0.00000625 par value, no shares authorized, issued and outstanding, actual; 2,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—	$—
Convertible preferred stock, $0.00000625 par value, 399,822 shares authorized, 304,887 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	914,151	—	—
Class A common stock, $0.00000625 par value, 1,100,000 shares authorized, no shares issued and outstanding, actual and pro forma; 1,100,000 shares authorized, 100,000 shares issued and outstanding, pro forma as adjusted	—	—	1

	As of September 30, 2011
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except per share data)
Class B common stock, $0.00000625 par value, 900,000 shares authorized, 260,044 shares issued and outstanding, actual; 900,000 shares authorized, 578,856 shares issued and outstanding, pro forma and pro forma as adjusted	2	4	4
Class C common stock, $0.00000625 par value, 20,517 shares authorized, issued and outstanding, actual, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	114,805	1,440,190	2,329,628
Treasury stock	(282,754)	(282,754)	(282,754)
Other comprehensive income	548	548	548
Retained earnings (deficit)	40,911	(453,937)	(453,937)

Total stockholders’ equity	787,663	704,051	1,593,490

Total capitalization	$1,713,996	$1,630,384	$3,409,261

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $9.25 per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $96.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 10 million shares in the number of shares offered by us would increase (decrease) cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $89.5 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above is based on 564,931,115 shares of our Class B common stock (including preferred stock on an as converted basis) and 20,517,472 shares of our Class C common stock outstanding as of September 30, 2011, and excludes:

109,157,667 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan at a weighted-average exercise price of $0.93 per share;

77,031,114 shares of Class B common stock issuable from time to time after this offering upon vesting of ZSUs outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan;

18,854,848 shares of Class B common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 at a weighted-average exercise price of $0.02460 per share;

4,632,918 additional shares of Class B common stock reserved for future issuance under our 2007 Equity Incentive Plan as of September 30, 2011; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2007 Equity Incentive Plan will terminate so that no further awards may be granted under our 2007 Equity Incentive Plan;

42,500,000 additional shares of Class A common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with this offering; and

8,500,000 additional shares of Class A common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. The historical net tangible book value of our common stock as of September 30, 2011 was $656.0 million, or $2.34 per share. Historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of outstanding common stock.

After giving effect to (i) the automatic conversion of our outstanding preferred stock into our Class B common stock immediately prior to the closing of this offering, (ii) the net issuance of 13,924,484 shares of Class B common stock upon the vesting of outstanding ZSUs in connection with this offering, (iii) an approximately $83.6 million reduction in working capital as a result of payments required to satisfy tax withholding obligations related to the vesting of outstanding ZSUs in connection with this offering, and (iv) the receipt of the net proceeds from our sale of 100,000,000 shares of Class A common stock at an assumed initial public offering price of $9.25 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2011 would have been approximately $1.46 billion, or $2.09 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.13 per share to our existing stockholders and an immediate dilution of $7.16 per share to investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$9.25
Pro forma net tangible book value per share as of September 30, 2011	$0.96
Increase in pro forma as adjusted net tangible book value per share attributed to new investors purchasing shares from us in this offering	1.13

Pro forma as adjusted net tangible book value per share after giving effect to this offering		2.09

Dilution in pro forma net tangible book value per share to new investors in this offering		$7.16

Each $1.00 increase (decrease) in the assumed initial public offering price of $9.25 per share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.12 per share and the dilution to new investors by $0.88 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of 10 million shares in the number of Class A common stock offered by us would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $0.10 per share and the dilution to new investors by $0.10 per share, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions.

The table below summarizes as of September 30, 2011, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors purchasing our Class A common stock in this offering at an assumed initial public offering price of $9.25 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except per share data)
Existing stockholders	599,373	85.7%	$1,056,364	53.3%	$1.76
New investors	100,000	14.3%	925,000	46.7%	$9.25

Total	699,373	100.0%	$1,981,364	100.0%

The total number of shares of our Class A, Class B and Class C common stock reflected in the discussion and tables above is based on no shares of our Class A common stock, 564,931,115 shares of our Class B common stock (including preferred stock on an as converted basis) and 20,517,472 shares of our Class C common stock outstanding, as of September 30, 2011, and excludes:

109,157,667 shares of Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan at a weighted-average exercise price of $0.93 per share;

77,031,114 shares of Class B common stock issuable from time to time after this offering upon vesting of ZSUs outstanding as of September 30, 2011 under our 2007 Equity Incentive Plan;

18,854,848 shares of Class B common stock issuable upon the exercise of warrants outstanding as of September 30, 2011 at a weighted-average exercise price of $0.02460 per share;

4,632,918 additional shares of Class B common stock reserved for future issuance under our 2007 Equity Incentive Plan as of September 30, 2011; provided, however, that immediately upon the signing of the underwriting agreement for this offering, our 2007 Equity Incentive Plan will terminate so that no further awards may be granted under our 2007 Equity Incentive Plan;

42,500,000 additional shares of Class A common stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with this offering; and

8,500,000 additional shares of Class A common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering.

If the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will be reduced to 584,373,071 shares, or 83.6% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 115,000,000 shares, or 16.4% of the total number of shares outstanding after this offering.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2007 Equity Incentive Plan as of September 30, 2011 were exercised, then our existing stockholders, including the holders of these options, would own 87.6% and our new investors would own 12.4% of the total number of shares of our Class A, Class B and Class C common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these options, would be approximately $1.16 billion, or 55.5%, the total consideration paid by our new investors would be $925.0 million, or 44.5%, the average price per share paid by our existing stockholders would be $1.63 and the average price per share paid by our new investors would be $9.25.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, which are included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 as well as the consolidated balance sheet data as of December 31, 2009 and 2010 are derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2010 and 2011, and the consolidated balance sheet data as of September 30, 2011 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. The consolidated statement of operations data for the period from inception (April 19, 2007) to December 31, 2007, as well as the consolidated balance sheet data as of December 31, 2007 and 2008, are derived from audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,			Nine Months Ended September 30,
		2008	2009	2010	2010	2011
		(in thousands, except per share, users and ABPU data)
Consolidated Statements of Operations Data:
Revenue	$693	$19,410	$121,467	$597,459	$401,700	$828,863
Costs and expenses:
Cost of revenue	189	10,017	56,707	176,052	124,449	225,908
Research and development	869	12,160	51,029	149,519	98,019	282,316
Sales and marketing	231	10,982	42,266	114,165	75,885	121,971
General and administrative	277	8,834	24,243	32,251	49,339	117,723

Total costs and expenses	1,566	41,993	174,245	471,987	347,692	747,918
Income (loss) from operations	(873)	(22,583)	(52,778)	125,472	54,008	80,945
Interest income	22	319	177	1,222	749	1,223
Other income (expenses), net	8	187	(209)	365	478	(273)

Income (loss) before income taxes	(843)	(22,077)	(52,810)	127,059	55,235	81,895
Provision for income taxes	(3)	(38)	(12)	(36,464)	(7,632)	(51,206)

Net income (loss)	$(846)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689

Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	—	4,590	4,590	—
Net income attributable to participating securities	—	—	—	58,110	30,636	30,689

Net income (loss) attributable to common stockholders(1)	$(846)	$(22,115)	$(52,822)	$27,895	$12,377	$—

Net income (loss) per share attributable to common stockholders(1):
Basic	$(0.06)	$(0.18)	$(0.31)	$0.12	$0.06	$0.00

Diluted	$(0.06)	$(0.18)	$(0.31)	$0.11	$0.05	$0.00

Weighted average common shares used to compute net income (loss) per share attributable to common stockholders(1):
Basic	14,255	119,990	171,751	223,881	214,214	264,114

Diluted	14,255	119,990	171,751	329,256	322,357	264,114

Pro forma net income per share attributable to common stockholders(1)(2):
Basic				$0.16		$0.05

Diluted				$0.14		$0.04

Pro forma weighted-average shares used to compute pro forma net income (loss) per share attributable to common stockholders(1)(2) (unaudited):
Basic				466,935		571,521

Diluted				624,084		739,729

Other Financial and Operational Data:
Bookings(3)	$1,351	$35,948	$328,070	$838,896	$595,397	$849,002
Adjusted EBITDA(4)	$(185)	$4,549	$168,187	$392,738	$289,546	$235,473
Average DAUs (in millions)(5)	NA	NA	41	56	59	58
Average MAUs (in millions)(6)	NA	NA	153	217	224	230
Average MUUs (in millions)(7)	NA	NA	86	116	118	150
ABPU(8)	NA	NA	$0.035	$0.041	$0.038	$0.053

NA means data is not available.

(1)	Net income (loss) attributable to common stockholders was allocated to Class B and Class C common shares, and not to Class A common shares, as there were no Class A common shares authorized or outstanding during each of the periods presented. See Note 9 of the consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to each class of common stock.

(2)	See Note 9 of the consolidated financial statements for further discussion and reconciliation of pro forma net income attributable to common stockholders and weighted-average common shares outstanding for pro forma basic and diluted net income per share calculations.

(3)	See the section titled “Non-GAAP Financial Measures” below for how we define and calculate bookings, a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.

(4)	See the section titled “Non-GAAP Financial Measures” below for how we define and calculate adjusted EBITDA, a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure and a discussion about the limitations of bookings and adjusted EBITDA.

(5)	DAUs is the number of individuals who played one of our games during a particular day, as recorded by our internal analytics systems. Average DAUs is the average of the DAUs for each day during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—DAUs” for more information on how we define and calculate DAUs. Reflects 2009 data commencing on July 1, 2009.

(6)	MAUs is the number of individuals who played a particular game during a 30-day-period, as recorded by our internal analytics systems. Average MAUs is the average of the MAUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MAUs” for more information on how we define and calculate MAUs. Reflects 2009 data commencing on July 1, 2009.

(7)	MUUs is the number of unique individuals who played any of our games on a particular platform during a 30-day period, as recorded by our internal analytics systems. Average MUUs is the average of the MUUs at each month-end during the period reported. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—MUUs” for more information on how we define and calculate MUUs. Reflects 2009 data commencing on July 1, 2009.

(8)	ABPU is defined as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by (iii) the average DAUs during the period. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Key Operating Metrics—ABPU” for more information on how we define and calculate ABPU. Reflects 2009 data commencing on July 1, 2009.

Stock-based compensation included in the statements of operations data above was as follows:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,			Nine Months Ended September 30,
		2008	2009	2010	2010	2011
		(in thousands)
Cost of revenue	$—	$22	$443	$2,128	$1,585	$1,602
Research and development	17	226	1,817	10,242	4,991	40,693
Sales and marketing	—	381	518	7,899	4,920	10,101
General and administrative	3	60	1,212	5,425	4,003	17,845

Total stock-based compensation	$20	$689	$3,990	$25,694	$15,499	$70,241

	As of December 31,				As of September 30, 2011
	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5,731	$35,558	$199,958	$738,090	$926,333
Property and equipment, net	267	4,052	34,827	74,959	221,145
Working capital	4,719	8,378	(12,496)	385,564	504,487
Total assets	6,016	45,367	258,848	1,112,572	1,511,652
Deferred revenue	658	17,196	223,799	465,236	485,375
Total stockholders’ equity (deficit)	4,756	12,995	(21,478)	482,215	787,663

Non-GAAP Financial Measures

Bookings

To provide investors with additional information about our financial results, we disclose within this prospectus bookings, a non-GAAP financial measure. We have provided below a reconciliation between bookings and revenue, the most directly comparable GAAP financial measure.

Bookings is a non-GAAP financial measure that we define as the total amount of revenue from the sale of virtual goods in our online games and advertising that would have been recognized in a period if we recognized all revenue immediately at the time of the sale. We record the sale of virtual goods as deferred revenue and then recognize revenue over the estimated average life of the purchased virtual goods or as the virtual goods are consumed. Advertising revenue consisting of certain branded virtual goods and sponsorships is also deferred and recognized over the estimated average life of the purchased good, similar to online game revenue. Bookings is calculated as revenue recognized in a period plus the change in deferred revenue during the period. For additional discussion of the estimated average life of virtual goods, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenue Recognition.”

We use bookings to evaluate the results of our operations, generate future operating plans and assess the performance of our company. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate bookings differently or not at all, which reduces its usefulness as a comparative measure.

The following table presents a reconciliation of revenue to bookings for each of the periods indicated:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,			Nine Months Ended September 30,
		2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$693	$19,410	$121,467	$597,459	$401,700	$828,863
Change in deferred revenue	658	16,538	206,603	241,437	193,697	20,139

Bookings	$1,351	$35,948	$328,070	$838,896	$595,397	$849,002

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We record bookings and recognize revenue net of amounts retained by Facebook. If we had been subject to Facebook Credits beginning January 1, 2009, we estimate our bookings would have been approximately $90 million, $150 million, $140 million and $20 million lower than actual results in 2009, 2010 and in the nine months ended September 30, 2010 and 2011, respectively, by assuming a 30% reduction in estimated bookings generated from payment methods that were replaced by Facebook Credits.

Adjusted EBITDA

To provide investors with additional information about our financial results, we disclose within this prospectus adjusted EBITDA, a non-GAAP financial measure. We have provided below a reconciliation between adjusted EBITDA and net income (loss), the most directly comparable GAAP financial measure.

We have included adjusted EBITDA in this prospectus because it is a key measure we use to evaluate our operating performance, generate future operating plans, and make strategic decisions for the allocation of capital. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

The following table presents a reconciliation of net income (loss) to adjusted EBITDA for each of the periods indicated:

	Period from Inception (April 19, 2007) to December 31, 2007	Year Ended December 31,			Nine Months Ended September 30,
		2008	2009	2010	2010	2011
	(in thousands)
Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(846)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689
Provision for income taxes	3	38	12	36,464	7,632	51,206
Other income (expense), net	(8)	(187)	209	(365)	(478)	273
Interest income	(22)	(319)	(177)	(1,222)	(749)	(1,223)
Gain (loss) from legal settlements	—	7,000	—	(39,346)	—	—
Depreciation and amortization	10	2,905	10,372	39,481	26,342	64,148
Stock-based compensation	20	689	3,990	25,694	15,499	70,241
Change in deferred revenue	658	16,538	206,603	241,437	193,697	20,139

Adjusted EBITDA	$(185)	$4,549	$168,187	$392,738	$289,546	$235,473

Limitations of Bookings and Adjusted EBITDA

Some limitations of bookings and adjusted EBITDA are:

adjusted EBITDA does not include the impact of equity-based compensation;

bookings and adjusted EBITDA do not reflect that we defer and recognize revenue over the estimated average life of virtual goods or as virtual goods are consumed;

adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

adjusted EBITDA does not include other income and expense, which includes foreign exchange gains and losses;

adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

adjusted EBITDA does not include gains and losses associated with legal settlements; and

other companies, including companies in our industry, may calculate bookings and adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, you should consider bookings and adjusted EBITDA alongside other financial performance measures, including revenue, net income (loss) and our financial results presented in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are the world’s leading online social game developer with 227 million average MAUs in 175 countries. We have launched the most successful social games in the industry in each of the last three years and generated over $1.5 billion in cumulative revenue and over $2.0 billion in cumulative bookings since our inception in 2007. Our games are accessible on Facebook, other social networks and mobile platforms to players worldwide, wherever and whenever they want. All of our games are free to play, and we generate revenue through the in-game sale of virtual goods and advertising.

We are a pioneer and innovator of social games and a leader in making play a core activity on the Internet. We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Highlights in our history include:

In April 2007, we began operations and by the end of 2008 had launched several games, including Zynga Poker in July 2007 and Mafia Wars in June 2008 on multiple platforms, including Facebook and Myspace. In addition, in June 2008, we acquired the YoVille game in order to expand our game portfolio. As of December 31, 2008, we had 157 employees.

In June 2009, we launched FarmVille, which quickly became the most popular social game on Facebook. In the second half of 2009, we launched several other games, including Café World in September 2009. In the fourth quarter of 2009, we achieved $144.6 million in bookings. As of December 31, 2009, we had 576 employees.

In 2010, we saw continued growth from existing games and new game launches. We launched FrontierVille in June 2010 and CityVille in December 2010. During 2010, in order to enhance our product portfolio and game development capabilities around the world, we acquired several companies, including Newtoy, Inc., the creator of the mobile game Words with Friends. In the fourth quarter of 2010, we achieved $243.5 million in bookings. As of December 31, 2010, we had 1,483 employees.

In 2010, we entered into an addendum with Facebook that modified Facebook’s standard terms and conditions for game developers as they apply to us and that govern the promotion, distribution and operation of our games on Facebook. In July 2010, we began migrating to Facebook Credits, and by April 2011, we had migrated all of our games on Facebook to Facebook Credits.

In the first quarter of 2011, we released FarmVille English Countryside, an expansion of FarmVille. We also launched Words with Friends on the Google Android platform in the first quarter.

In the second quarter of 2011, we launched Empires & Allies, our first strategy combat game, and Hanging with Friends, a mobile game that was developed in our Zynga with Friends studio.

In the third quarter of 2011, we launched Adventure World and released Words with Friends on Facebook and achieved $287.7 million in bookings. As of September 30, 2011, we had 2,789 employees.

In 2010, our revenue and bookings were $597.5 million and $838.9 million, respectively, which represented increases from 2009 of $476.0 million and $510.8 million, respectively. Consistent with our free-to-play business model, compared to all players who play our games in any period, only a small portion are payers. Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase virtual goods will continue to constitute a small portion of our overall players as our business grows.

Our top three games vary over time but historically have contributed the majority of our revenue. Our top three games accounted for 93%, 83%, 78% and 59% of our online game revenue in 2008, 2009, 2010 and for the nine months ended September 30, 2011, respectively. The reduction in percentage of online game revenue related to our top three games occurred throughout these periods as new games were launched and we recognized revenue from these games. Historically, our most popular games have generated revenue and bookings for a significant period of time after their release. During the first nine months of 2011, bookings from our games launched prior to December 31, 2009, or Pre-2010 Games, were 97% of bookings from these games during the same period of 2010. Bookings from Pre-2010 Games were 83% of total bookings during 2010.

We are making significant investments in 2011 to drive long-term growth. We continue to invest in game development, creating both new games and new features and content in existing games designed to engage our players. We are also investing in other key areas of our business, including international market development, mobile games and our technology infrastructure. During the fourth quarter of 2011, we expect to make capital expenditures of approximately $50 million to $70 million as we invest in network infrastructure to support our expected growth and to continue to improve the player experience.

How We Generate Revenue

We operate our games as live services that allow players to play for free. We generate revenue primarily from the in-game sale of virtual goods and advertising.

Online Game. We provide our players with the opportunity to purchase virtual goods that enhance their game-playing experience. We believe players choose to pay for virtual goods for the same reasons they are willing to pay for other forms of entertainment. They enjoy the additional playing time or added convenience, the ability to personalize their own game boards, the satisfaction of leveling up and the opportunity for sharing creative expressions. We believe players are more likely to purchase virtual goods when they are connected to and playing with their friends, whether those friends play for free or also purchase virtual goods.

In May 2010, we entered into an addendum to Facebook’s standard terms and conditions requiring us to transition our payment method to Facebook Credits, Facebook’s proprietary payment method, as the primary means of payment within our games played through Facebook. We began migrating to Facebook Credits in July 2010, and by April 2011, we had completed this migration. Under this addendum, Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. We recognize revenue net of amounts retained by Facebook. Prior to this addendum, we used third-party payment processors and paid these processors service fees ranging from 2% to 10% of the purchase price of our virtual goods which were recorded in cost of revenue. Players can purchase Facebook Credits from Facebook, directly through our games or through game cards purchased from retailers and distributors.

On platforms other than Facebook, players purchase our virtual goods through various widely accepted payment methods offered in the games, including credit cards, PayPal, Apple iTunes accounts and direct wires. Players can purchase game cards from retailers and distributors for use on these platforms.

Advertising. Advertising revenue primarily includes branded virtual goods, sponsorships and engagement ads. We generally report our advertising revenue net of amounts due to advertising agencies and brokers.

Revenue growth will depend largely on our ability to attract and retain players and more effectively monetize our player base through the sale of virtual goods and advertising. We intend to do this through the launch of new games, enhancements to current games and expansion into new markets and distribution platforms.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Key Financial Metrics

Bookings. Bookings is a non-GAAP financial measure that we define as the total amount of revenue from the sale of virtual goods in our online games and advertising that would have been recognized in a period if we recognized all revenue immediately at the time of the sale. Bookings, as opposed to revenue, is the fundamental top-line metric we use to manage our business, as it reflects the sales activity in a given period. Over the long term, the factors impacting our bookings and revenue are the same. However, in the short term, there are factors that may cause revenue to exceed or be less than bookings in any period. Trends in bookings and revenue for applicable periods are discussed below. Annual bookings grew by $292.2 million from $35.9 million in 2008 to $328.1 million in 2009, and by $510.8 million to $838.9 million from 2009 to 2010. For a reconciliation of revenue to bookings, see the section titled “—Quarterly Results of Operations.”

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted for provision for income taxes; other income (expense), net; interest income; gain (loss) from legal settlements; depreciation and amortization; stock-based compensation and change in deferred revenue. We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. For a reconciliation of net income (loss) to adjusted EBITDA, see the section titled “—Quarterly Results of Operations.”

Key Operating Metrics

We manage our business by tracking several operating metrics: “DAUs,” which measures daily active users of our games, “MAUs,” which measures monthly active users of our games, “MUUs,” which measures monthly unique users of our games, and ABPU, which measures our average daily bookings per average DAU, each of which is recorded by our internal analytics systems.

DAUs. We define DAUs as the number of individuals who played one of our games during a particular day. Under this metric, an individual who plays two different games on the same day is counted as two DAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks on the same day would be counted as two DAUs. Average DAUs for a particular period is the average of the DAUs for each day during that period. We use DAU as a measure of audience engagement.

MAUs. We define MAUs as the number of individuals who played a particular game in the 30-day period ending with the measurement date. Under this metric, an individual who plays two different games in the same 30-day period is counted as two MAUs. Similarly, an individual who plays the same game on two different platforms (e.g., web and mobile) or on two different social networks in a 30-day period would be counted as two MAUs. Average MAUs for a particular period is the average of the MAUs at each month-end during that period. We use MAU as a measure of total game audience size.

MUUs. We define MUUs as the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. An individual who plays more than one of our games in a given 30-day period would be counted as a single MUU. However, because we cannot distinguish unique individuals playing across multiple platforms, an individual who plays any of our games on two different platforms (e.g., web and mobile) in a given 30-day period would be counted as two MUUs. Because many of our players play more than one game in a given 30-day period, MUUs are always lower than MAUs in any given time period. Average MUUs for a particular period is the average of the MUUs at each month-end during that period. We use MUU as a measure of total audience reach across our network of games.

Average Bookings per User (ABPU). We define ABPU as (i) our total bookings in a given period, divided by (ii) the number of days in that period, divided by, (iii) the average DAUs during the period. We believe that ABPU provides useful information to investors and others in understanding and evaluating our results in the same manner as our management and board of directors. We use ABPU as a measure of overall monetization across all of our players through the sale of virtual goods and advertising.

Our business model for social games is designed so that, as there are more players that play our games, social interactions increase and the more valuable the games and our business becomes. All engaged players of our games help drive our bookings and, consequently, both online game revenue and advertising revenue. Virtual goods are purchased by players who are socializing with, competing against or collaborating with other players, most of whom do not buy virtual goods. Accordingly, we primarily focus on bookings, DAUs and ABPU, which together we believe best reflect the economic value of all of our players.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(users in millions)
Average DAUs	NA	NA	24	58	67	60	49	48	62	59	54
Average MAUs	NA	NA	99	207	236	234	203	195	236	228	227
Average MUUs	NA	NA	63	110	124	119	110	111	146	151	152
ABPU	NA	NA	$0.044	$0.027	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058

NA means data is not available.

Our user metrics are impacted by several factors that cause them to fluctuate on a quarterly basis. Beginning in early 2010, Facebook changed its policies for application developers regarding use of its communication channels. These changes limited the level of communication among users about applications on the Facebook platform, which we believe contributed to a decline in our number of players throughout 2010. In addition, beginning with the third quarter of 2010, our bookings and revenue growth rates were negatively impacted due to our adoption of Facebook Credits as the primary payment method on Facebook. We account for Facebook Credits net of amounts retained by Facebook. Our DAUs, MAUs and MUUs all increased in the three months ended March 31, 2011, primarily due to the launch of CityVille in December 2010, the addition of new content to existing games and the launch of several mobile initiatives. In the third quarter of 2011, DAUs declined mainly due to a decline in players of our more mature games and a limited number of new game launches in the first nine months of 2011. Future growth in audience and engagement will depend on our ability to retain current players, attract new players, launch new games and expand into new markets and distribution platforms.

Our operating metrics may not correlate directly to quarterly bookings or revenue trends in the short term. For instance, revenue has grown every quarter since our inception, including in quarters where DAU, MAU and MUU did not grow.

Other Metrics

The following tables present certain bookings and estimated unique payer data for 2009, 2010 and each of the nine month periods ended September 30, 2010 and 2011, as well as each quarter:

	Year Ended Dec 31,		Nine Months Ended Sep 30,
	2009	2010	2010	2011
	(in thousands, except per unique payer data)
Bookings	$328,070	$838,896	$595,347	$849,002
Unique payer bookings (1)	$273,760	$752,834	$537,941	$735,700
Unique payers (2)	2,888	6,382	5,122	6,673
Unique payer bookings per unique payer (3)	$95	$118	$105	$110

	For the Three Months Ended:
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(in thousands, except per unique payer data)
Bookings	$32,523	$52,548	$98,447	$144,552	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661
Unique payer bookings (1)	$20,655	$40,918	$80,862	$131,324	$164,374	$176,427	$197,140	$214,893	$254,002	$233,898	$247,800
Unique payers (2)	284	459	1,041	1,903	2,330	2,577	2,754	3,027	3,676	3,336	3,407
Unique payer bookings per unique payer (3)	$73	$89	$78	$69	$71	$68	$72	$71	$69	$70	$73

(1)	Unique payer bookings represents the amount of bookings that we received through payment methods for which we can quantify the number of unique payers. Amounts included in bookings but excluded from unique payer bookings include bookings from advertising and bookings received through certain mobile payment platforms and certain smaller web-based payment methods for which we cannot quantify the number of unique payers.

(2)	Unique payers represents the aggregate number of unique players who made a payment at least once during the applicable period through a payment method for which we can quantify the number of unique payers. It does not include payers on certain mobile platforms and payers who use certain smaller web-based payment methods for which we cannot quantify the number of unique payers. If a player made a payment in our games on two separate platforms (e.g. Facebook and Google+) in a period, the player would be counted as two unique payers in that period.

(3)	Unique payer bookings per unique payer is calculated by dividing unique payer bookings by unique payers.

Unique payers increased each period from the first quarter of 2009 through the first quarter of 2011 as a result of the introduction of new games, new content in our games and additional payment methods throughout these periods. Unique payers decreased by approximately 340,000 in the second quarter of 2011 compared to the first quarter due to the launch of CityVille just prior to the beginning of the first quarter and no other new game launches from December 2010 through May 2011. Unique payers for the 12 months ended September 30, 2011 were approximately 7.7 million.

Factors Affecting Our Performance

Launch of new games and release of enhancements. Our bookings and revenue growth have been driven by the launch of new games and the release of fresh content and new features in existing games. For a summary of key game launch dates and other significant events, see the section titled “Overview” above. Although the amount of revenue and bookings we generate from a new game or an enhancement to an existing game can vary significantly, we expect our revenue and bookings growth to be correlated to the success of our new games and our success in releasing engaging content and features.

Game monetization. We generate most of our bookings and revenue from the sale of virtual goods in our games. The degree to which our players choose to pay for virtual goods in our games is driven by our ability to create content and virtual goods that enhance the game-play experience. Our bookings, revenue and overall financial performance are affected by the number of players and the effectiveness of our monetization of players through the sale of virtual goods and advertising. In addition, international players have historically lagged the monetization that we achieve for U.S. players, and the percentage of paying international players may increase or decrease based on a number of factors, including growth in overall international players, localization of content and the availability of payment options.

Changes in Facebook or other platforms. Facebook is the primary distribution, marketing, promotion and payment platform for our social games. We generate substantially all of our bookings, revenue and players through the Facebook platform and expect to continue to do so for the foreseeable future. Facebook and other platforms have broad discretion to change their platforms, terms of service and other policies with respect to us or other developers, and those changes may be unfavorable to us. The table below presents the estimated percentages of our quarterly bookings and revenue generated through the Facebook platform. We have had to estimate this information because certain payment methods used do not allow us to determine the platform used.

	For the Three Months Ended
	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
Bookings	94%	93%	91%	93%	93%	93%	94%
Revenue	94%	93%	91%	94%	93%	93%	93%

Investment in game development. In order to develop new games and enhance the content and features in our existing games, we must invest a significant amount of engineering and creative resources. These expenditures generally occur months in advance of the launch of a new game or the release of new content, and the resulting revenue may not equal or exceed our development costs.

Hosting costs. To date, we have primarily utilized third-party web hosting services to operate our games. During periods of higher-than-expected player activity, when we exceeded our committed capacity, our costs have increased as we were required to purchase more expensive temporary capacity. We intend to invest in our network infrastructure, with the goal of reducing our reliance on third-party web hosting services and moving towards the use of self-operated data centers. Under this approach, we would host an increasing amount of data and traffic for our games on servers located in the data centers which we lease, build and operate. Investment in our network infrastructure will require capital expenditures for equipment. We believe that over the long term this investment will produce further operating leverage by reducing our game operation costs and will enhance our games and player experience. As we continue to grow, the capital investment necessary to build our infrastructure will be significant.

Player acquisition costs. Although we acquire most of our players through unpaid channels, we also utilize advertising and other forms of player acquisition and retention to grow and retain our player audience. These expenditures generally relate to the promotion of new game launches and ongoing performance-based programs to drive new player acquisition and lapsed player reactivation. Over time, these acquisition and retention-related programs may become either less effective or more costly, negatively impacting our operating results.

New market development. We are investing in new distribution channels such as mobile and other platforms, including other social networks and in international markets to expand our reach and grow our business. For example, we have continued to hire additional employees and acquire companies with experience developing mobile applications. We have also invested resources in integrating and operating some of our games on additional platforms, including Google+, mixi, Tencent and Yahoo!. As we expand into new markets and distribution channels, we expect to incur headcount, marketing and other operating costs in advance of the associated bookings and revenue. Our financial performance will be impacted by our investment in these initiatives and their success.

Stock-based Compensation Expense Related to Outstanding ZSUs. We have granted restricted stock units, or ZSUs, to our employees that generally vest upon the satisfaction of both a service-period condition of up to four years and a liquidity event condition. Because the liquidity event condition is not met until the occurrence of a qualifying liquidity event (an initial public offering or change in control), we have not recorded any expense to date relating to our ZSU grants. If the initial public offering had occurred on December 31, 2010 or September 30, 2011, we would have recognized $81.8 million or $393.0 million of stock-based compensation expense on those dates, respectively, related to ZSUs. This expense is not reflected in our pro forma net income per share attributable to common stockholders for either period. Assuming completion of the initial public offering in the fourth quarter of 2011, we expect to recognize in that quarter approximately $510.0 million to $540.0 million of stock-based compensation expense related to outstanding ZSUs, of which approximately $494.8 million is due to the satisfaction of the liquidity event vesting criteria related to this offering. In addition, we expect to recognize $300.0 million to $320.0 million, $120.0 million to $140.0 million, $40.0 million to $50.0 million and $5.0 million to $15.0 million in 2012, 2013, 2014 and 2015, respectively, in stock-based compensation expense related to outstanding ZSUs. This expense is in addition to the stock-based compensation expense we will recognize related to outstanding equity awards other than ZSUs as well as expenses related to ZSUs or other equity awards that may be granted in the future.

Cost of Revenue and Operating Expenses

Cost of revenue. Our cost of revenue consists primarily of web hosting and data center costs related to operating our games, including: depreciation and amortization; consulting costs primarily related to third-party provisioning of customer support services; payment processing fees; and salaries, benefits and stock-based compensation for our customer support and infrastructure teams. Our infrastructure team includes our network operations and payment platform teams. Credit card processing fees, allocated facilities costs and other supporting overhead costs are also included in cost of revenue. We expect cost of revenue to increase for the foreseeable future as we expand our data center capacity and headcount associated with player support.

Research and development. Our research and development expenses consist primarily of salaries, benefits and stock-based compensation for our engineers and developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities and other supporting overhead costs. We believe continued investment in enhancing existing games and developing new games, and in software development tools and code modification, is important to attaining our strategic objectives. As a result, we expect research and development expenses to increase in absolute dollars for the foreseeable future as we grow our business.

Sales and marketing. Our sales and marketing expenses consist primarily of player acquisition costs, which are advertisements designed to drive players into our games, salaries, benefits and stock-based compensation for our sales and marketing employees and fees paid to consultants. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other supporting overhead costs. We plan to continue to invest in sales and marketing to grow our player base and continue building brand awareness. As a result, we expect sales and marketing expenses to increase in absolute dollars for the foreseeable future as we grow our business.

General and administrative. Our general and administrative expenses consist primarily of salaries, benefits and stock-based compensation for our executive, finance, legal, information technology, human resources and other administrative employees. In addition, general and administrative expenses include outside consulting, legal and accounting services, charitable donations and facilities and other supporting overhead costs not allocated to other departments. General and administrative expenses also include gains and losses associated with legal settlements. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we continue to grow our business and incur additional expenses associated with being a publicly-traded company, but to remain relatively stable or decline as a percentage of total revenue or bookings.

Results of Operations

The following table sets forth our results of operations for the periods presented as a percentage of revenue for those periods.

	For The Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	52	47	29	32	27
Research and development	63	42	25	24	34
Sales and marketing	57	35	19	19	15
General and administrative	44	19	6	12	14

Total costs and expenses	216	143	79	87	90
Income (loss) from operations	(116)	(43)	21	13	10
Interest income	2	—	—	—	—
Other income (expense), net	—	—	—	1	—

Income (loss) before income taxes	(114)	(43)	21	14	10
Provision for income taxes	—	—	(6)	(2)	(6)

Net income (loss)	(114)%	(43)%	15%	12%	4%

Nine Months Ended September 30, 2010 and 2011

Revenue

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Revenue by type:
Online game	$387,151	$781,738	102%
Advertising	14,549	47,125	224%

Total	$401,700	$828,863	106%

Total revenue increased $427.2 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011, as a result of growth in both online game and advertising revenue. Bookings increased by $253.6 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. ABPU increased from $0.038 to $0.053, reflecting improved overall monetization of our players, while DAUs decreased from 59 million to 58 million. The adoption of Facebook Credits as our primary in-game payment method beginning in the third quarter of 2010 negatively impacted online game revenue in the nine months ended September 30, 2011.

Online game revenue increased $394.6 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. FarmVille, FrontierVille and CityVille accounted for $100.8 million, $118.9 million and $84.9 million of the increase, respectively. FarmVille was launched in June 2009, and the increase in revenue reflects an increase in bookings from new content, as well as the recognition of revenue derived from bookings recorded over a longer period of time. The increase in revenue from FrontierVille and CityVille was the result of the launch of these games in June 2010 and December 2010, respectively, and, with respect to FrontierVille, a change in the estimated weighted-average life used to recognize revenue from durable virtual goods, which resulted in a $30.7 million increase in revenue from FrontierVille in the 2011 period. All other games accounted for the remaining net increase of $90.0 million.

International revenue as a percentage of total revenue increased from 32% in the nine months ended September 30, 2010 to 35% in the nine months ended September 30, 2011.

For the nine months ended September 30, 2010, Mafia Wars, FarmVille and Zynga Poker were our top revenue-generating games and comprised 32%, 29% and 20%, respectively, of online game revenue. For the nine months ended September 30, 2011, FarmVille, FrontierVille, Zynga Poker, Mafia Wars and CityVille were our top revenue-generating games and comprised 27%, 16%, 15%, 14% and 11%, respectively, of our online game revenue. No other game generated more than 10% of online game revenue during either period.

Consumable virtual goods accounted for 39% and 29% of online game revenue in the nine months ended September 30, 2010 and 2011, respectively. Revenue from consumable virtual goods accounted for 20% of the increase in online game revenue from the nine months ended September 30, 2010 to the nine months ended September 30, 2011.

Durable virtual goods accounted for 61% and 71% of online game revenue in the nine months ended September 30, 2010 and 2011. Revenue from durable virtual goods accounted for 80% of the increase in online game revenue from the nine months ended September 30, 2010 to the nine months ended September 30, 2011.

The estimated weighted-average life of durable virtual goods for bookings during the nine months ended September 30, 2010 was 18 months compared to 15 months for the nine months ended September 30, 2011. In addition, in 2011 cumulative changes in our estimated average life of durable virtual goods for various games resulted in a net increase in revenue of $48.5 million in the nine months ended September 30, 2011.

Advertising revenue increased $32.6 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011, due to a $19.6 million increase in revenue from in-game offers, sponsorships and engagement ads, and a $13.0 million increase in revenue from other advertising activity. Revenue from in-game offers, sponsorships and engagement ads increased in part due to a higher level of in-game offers during 2011, reflecting in part the fact that we discontinued certain in-game offers in the fourth quarter of 2009 and resumed and gradually increased in-game offers during the nine months ended September 30, 2010 but did not have in-game offers for the entire period.

Cost of revenue

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Cost of revenue	$124,449	$225,908	82%

Cost of revenue increased $101.5 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The increase was primarily attributable to an increase in hosting costs of $60.8 million to support additional games and player activity, a $31.9 million increase in depreciation and amortization related to depreciation of new fixed assets and amortization of acquired intangibles, a $14.4 million increase in consulting costs primarily related to third-party customer support necessitated by higher player activity and an $8.7 million increase in headcount-related expenses for our infrastructure groups to support the growth of our business. These increases in costs of revenue were offset by decreases in sales tax expense and payment processing fees of $10.8 million and $4.7 million, respectively, during the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010.

Research and development

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Research and development	$98,019	$282,316	188%

Research and development expenses increased $184.3 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The increase was primarily attributable to a $150.5 million increase in headcount-related expenses and a $17.1 million increase in consulting costs due to the ongoing investment in new game development, in addition to an increase in allocated facilities and other overhead support costs of $12.5 million.

Sales and marketing

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Sales and marketing	$75,885	$121,971	61%

Sales and marketing expenses increased $46.1 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The increase was primarily attributable to a $23.9 million increase in player acquisition costs and an increase in headcount-related expenses of $15.9 million.

General and administrative

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
General and administrative	$49,339	$117,723	139%

General and administrative expenses increased $68.4 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The increase was primarily attributable to a $33.1 million increase in headcount-related expenses, $10.6 million in stock-based compensation expenses related to a common stock warrant issued in June 2011, an $8.1 million increase in information technology costs, a $3.6 million increase in facilities and overhead expenses and a $4.6 million increase in depreciation expense.

Interest income

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Interest income	$749	$1,223	63%

Interest income increased $0.5 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The increase was primarily attributable to the increase in our cash and marketable securities balance driven by the increase in cash flows from operations and proceeds from the sale and issuance of Series C preferred stock in February 2011.

Other income (expense), net

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Other income (expense), net	$478	$(273)	NM

Other income (expense), net decreased $0.8 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. The decrease was primarily attributable to losses due to foreign exchange rate changes.

Provision for income taxes

	Nine Months Ended September 30,		% Change
	2010	2011
	(dollars in thousands)
Provision for income taxes	$(7,632)	$(51,206)	NM

The provision for income taxes increased $43.6 million from the nine months ended September 30, 2010 to the nine months ended September 30, 2011. This increase was attributable to the increase in pre-tax income of $26.7 million in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 and the realization of deferred tax assets from prior periods that offset current tax expense in 2010. In addition, the provision for income taxes at September 30, 2011 was higher as a result of an increase in non-deductible stock-based compensation expense and the initial implementation costs of our international tax structure, offset by tax credits and a favorable change in our jurisdictional mix of income, which provides for income earned in foreign tax jurisdictions to be taxed at lower income tax rates.

For the foreseeable future, our effective tax rate will be impacted by significant post-IPO stock-based compensation expense and additional tax expense associated with the implementation of our international tax structure. Following our IPO, we expect stock-based compensation expense to generate significant tax benefits which may be deducted against future income. As these deductions are recognized and the implementation of our international tax structure is completed, we anticipate that our effective tax rate will be lower than the U.S. statutory rate.

Years Ended December 31, 2008, 2009 and 2010

Revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Revenue by type:
Online game	$5,272	$85,748	$574,632	1,526%	570%
Advertising	14,138	35,719	22,827	153%	(36)%

Total	$19,410	$121,467	$597,459	526%	392%

2009 Compared to 2010. Total revenue increased $476.0 million from 2009 to 2010, as a result of growth in both online game and advertising revenues. Bookings increased by $510.8 million from 2009 to 2010. ABPU increased from $0.035 to $0.041, reflecting improved overall monetization of our players, while DAUs increased from 41 million to 56 million. ABPU data for 2009 only includes data from July to December as prior months are not available.

Online game revenue increased $488.9 million from 2009 to 2010. FarmVille, Mafia Wars and Zynga Poker accounted for $166.9 million, $129.1 million and $85.1 million of the increase, respectively. The increase in revenue from FarmVille was the result of the launch of this game in June 2009. Mafia Wars was launched in June 2008 and Zynga Poker was launched in July 2007, and the increase in revenue from these games reflects an increase in bookings from new content, as well as the recognition of revenue derived from bookings recorded over a longer period of time. All other games accounted for the remaining net increase of $107.8 million.

In 2009, Mafia Wars, Zynga Poker and YoVille were our top revenue-generating games and comprised 39%, 32% and 11%, respectively, of online game revenue. In 2010, FarmVille, Mafia Wars and Zynga Poker were our top revenue-generating games and comprised 30%, 28% and 20%, respectively, of online game revenue. No other game comprised 10% or more of online game revenue during 2009 or 2010.

Consumable virtual goods accounted for 15% of online game revenue in 2009 compared to 37% in 2010. The increase in online game revenue from consumable virtual goods in 2010 was largely due to our ability in late 2009 and early 2010 to track separately consumable virtual goods from durable virtual goods, allowing us to recognize consumable virtual goods as they were consumed. Revenue from consumable virtual goods accounted for 41% of the increase in online game revenue from 2009 to 2010.

Durable virtual goods accounted for 85% of online game revenue in 2009 compared to 63% in 2010. Revenue from durable virtual goods accounted for 59% of the increase in online game revenue from 2009 to 2010.

The estimated weighted-average life of durable virtual goods included in bookings during 2009 was 19 months compared to 18 months during 2010.

Advertising revenue decreased $12.9 million as we reduced the volume of in-game offers in order to improve player experience. International revenue as a percentage of total revenue was 14%, 27% and 33% in 2008, 2009 and 2010, respectively. These increases were primarily due to more international payment options, additional localized content and more demand for our games internationally.

2008 Compared to 2009. Total revenue increased $102.1 million from 2008 to 2009. Bookings increased by $292.1 million from 2008 to 2009 and increased in every quarter due to the launch of several new games, as well as new content added to existing games.

Online game revenue increased $80.5 million from 2008 to 2009. Mafia Wars, Zynga Poker and YoVille accounted for $32.2 million, $24.1 million and $9.7 million of the increase, respectively. The increase in revenue from Mafia Wars and YoVille was due to the launch and acquisition of these games, respectively, in June 2008. Zynga Poker was launched in July 2007, and the increase in revenue reflects an increase in bookings from new content, as well as the recognition of revenue derived from bookings recorded over a longer period of time. All other games accounted for the remaining net increase of $14.5 million.

In 2008, Zynga Poker and Mafia Wars were our top revenue-generating games and comprised 71% and 20%, respectively, of online game revenue. No other game comprised 10% or more of online game revenue during 2008.

The estimated weighted-average life of durable virtual goods included in bookings during 2008 was 15 months compared to 19 months during 2009.

Advertising revenue increased $21.6 million due to player growth and an increase in in-game offers.

Cost of revenue

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Cost of revenue	$10,017	$56,707	$176,052	466%	210%

2009 Compared to 2010. Cost of revenue increased $119.3 million from 2009 to 2010. The increase was primarily attributable to an increase of $47.6 million in hosting costs to support additional games and increased player activity, an increase of $23.9 million in depreciation and amortization expense related to depreciation of new fixed assets and amortization of intangibles acquired in business acquisitions, an increase of $18.0 million in consulting costs primarily related to third-party customer support necessitated by higher player activity, and an increase of $13.4 million in headcount-related costs for our technology and customer support groups to support the growth of our business. In addition, payment processing fees increased by $9.6 million.

2008 Compared to 2009. Cost of revenue increased $46.7 million from 2008 to 2009. The increase was primarily attributable to an increase of $14.3 million in hosting costs to support new games and increased player activity, an increase of $12.8 million in payment processing fees as a result of increased payment transactions, and an increase of $7.4 million in headcount-related costs for our technology and customer support groups in order to support our ongoing investment in game development and enhancements.

Research and development

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Research and development	$12,160	$51,029	$149,519	320%	193%

2009 Compared to 2010. Research and development expenses increased $98.5 million from 2009 to 2010. The increase was primarily attributable to an increase of $77.9 million in headcount-related expenses and an increase of $8.2 million in third-party design expenses related to game development and an increase of $8.9 million in allocated facilities and overhead support costs.

2008 Compared to 2009. Research and development expenses increased $38.9 million from 2008 to 2009. The increase was primarily attributable to an increase of $29.5 million in headcount-related expenses related to game development.

Sales and marketing

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Sales and marketing	$10,982	$42,266	$114,165	285%	170%

2009 Compared to 2010. Sales and marketing expenses increased $71.9 million from 2009 to 2010. The increase was primarily attributable to an increase of $44.5 million in player acquisition costs, an increase of $18.7 million in headcount-related costs and an increase of $5.5 million in general marketing expenses related to new marketing and brand programs.

2008 Compared to 2009. Sales and marketing expenses increased $31.3 million from 2008 to 2009. The increase was primarily attributable to an increase of $26.3 million in player acquisition costs and an increase of $3.2 million in headcount-related expenses.

General and administrative

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
General and administrative	$8,834	$24,243	$32,251	174%	33%

2009 Compared to 2010. General and administrative expenses increased $8.0 million from 2009 to 2010. The increase was primarily attributable to an increase of $22.8 million in headcount-related expenses, an increase of $14.0 million in professional service costs, a $4.8 million increase in depreciation expense and a $2.5 million increase in information technology costs to support the growth of our business. These increased expenses were offset by a net gain from legal settlements of $39.3 million.

2008 Compared to 2009. General and administrative expenses increased $15.4 million from 2008 to 2009. The increase was primarily attributable to an increase of $13.2 million in professional services associated with ongoing litigation and an increase of $10.3 million in headcount-related expenses related to the support of the growth of our business. In 2008, we recorded $7.0 million of general and administrative expenses related to a legal settlement.

Interest income

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Interest income	$319	$177	$1,222	(45)%	590%

2009 Compared to 2010. Interest income increased $1.0 million from 2009 to 2010 primarily due to the increase in our cash and marketable securities balance driven by the increase in cash flows from operations and cash from financing activities, including proceeds from the sale and issuance of Series B-2 preferred stock in the second quarter of 2010.

2008 Compared to 2009. Interest income decreased $0.1 million primarily due to the decrease in interest rates during 2009.

Other income (expense), net

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Other income (expense), net	$187	$(209)	$365	NM	NM

2009 Compared to 2010. Other income (expense), net increased $0.6 million from 2009 to 2010 primarily due to an increase in net transaction gain on foreign exchange rate changes.

2008 Compared to 2009. Other income (expense), net decreased $0.4 million from 2008 to 2009 primarily due to a net transaction loss on foreign exchange rate changes.

Provision for income taxes

	Year Ended December 31,			2008 to 2009 % Change	2009 to 2010 % Change
	2008	2009	2010
	(dollars in thousands)
Provision for income taxes	$(38)	$(12)	$(36,464)	NM	NM

2009 Compared to 2010. Provision for income taxes increased $36.5 million from 2009 to 2010, primarily as a result of the increase in pre-tax income in 2010 from a pre-tax loss in 2009. In 2010, we recorded a provision for income taxes that was principally attributable to U.S. federal taxes, California taxes and foreign taxes. The effective tax rate for 2010 was 28.7%. The increase in our annual effective tax rate for 2010 was driven by the implementation cost of our international tax structure, state income taxes and non-deductible stock compensation expense. These increases were offset by the benefit of releasing the federal valuation allowance in 2010 due to our achievement of profitability, and by the utilization of both federal and California research and development credits.

Before we began forming non-U.S. operating companies during 2010, the revenue from non-U.S. users was earned by our U.S. company, resulting in virtually no foreign profit before tax. The new foreign entities, as start-up companies, generated operating losses in 2010. The tax impact of the losses generated in tax jurisdictions with lower statutory rates than the U.S. rate increased tax expense and the effective tax rate.

2008 Compared to 2009. In 2008 and 2009, we recorded income taxes that were principally attributable to the California minimum franchise tax and foreign taxes.

Quarterly Results of Operations Data

The following tables set forth our unaudited quarterly consolidated statements of operations data in dollars and as a percentage of revenue for each of the 11 quarters ended September 30, 2011 (certain items may not reconcile due to rounding). We also present other financial and operations data, and a reconciliation of revenue to bookings and net income (loss) to adjusted EBITDA, for the same periods. We have prepared the quarterly consolidated statements of operations data on a basis consistent with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$15,531	$18,904	$31,311	$55,721	$100,927	$130,099	$170,674	$195,759	$242,890	$279,144	$306,829
Costs and expenses:
Cost of revenue	4,467	8,943	16,191	27,106	32,911	41,636	49,902	51,603	67,662	78,076	80,170
Research and development	6,603	9,141	14,302	20,983	27,851	30,386	39,782	51,500	71,760	95,747	114,809
Sales and marketing	4,687	6,324	10,987	20,268	17,398	29,530	28,957	38,280	40,156	38,098	43,717
General and administrative	1,636	3,654	6,952	12,001	16,452	15,130	17,757	(17,088)	27,110	54,218	36,395

Total costs and expenses	17,393	28,062	48,432	80,358	94,612	116,682	136,398	124,295	206,688	266,139	275,091
Income (loss) from operations	$(1,862)	$(9,158)	$(17,121)	$(24,637)	$6,315	$13,417	$34,276	$71,464	$36,202	$13,005	$31,738

Net income (loss)	$(1,761)	$(9,250)	$(17,264)	$(24,547)	$6,435	$13,951	$27,217	$42,992	$16,758	$1,391	$12,540

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(as a percentage of revenue)
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Costs and expenses:
Cost of revenue	29	47	52	49	33	32	29	26	28	28	26
Research and development	43	48	46	38	28	23	23	26	30	34	38
Sales and marketing	30	33	35	36	17	23	17	20	17	14	14
General and administrative	10	20	22	21	16	12	11	(9)	11	19	12

Total costs and expenses	112	148	155	144	94	90	80	63	86	95	90
Income (loss) from operations	(12)%	(48)%	(55)%	(44)%	6%	10%	20%	37%	14%	5%	10%

Net income (loss)	(11)%	(49)%	(55)%	(44)%	6%	11%	16%	22%	6%	0%	4%

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(dollars in thousands, except ABPU data)
Other Financial and Operations Data:
Bookings	$32,523	$52,548	$98,447	$144,552	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661
Adjusted EBITDA	$16,656	$26,635	$53,848	$71,048	$93,552	$93,794	$102,200	$103,192	$112,263	$65,080	$58,130
Average DAUs (in millions)	NA	NA	24	58	67	60	49	48	62	59	54
Average MAUs (in millions)	NA	NA	99	207	236	234	203	195	236	228	227
Average MUUs (in millions)	NA	NA	63	110	124	119	110	111	146	151	152
ABPU	NA	NA	$0.044	$0.027	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058
Headcount (at period end)	187	275	404	576	761	961	1,246	1,483	1,858	2,289	2,789

NA means data is not available.

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep 30, 2011
	(in thousands)
Reconciliation of Revenue to Bookings:
Revenue	$15,531	$18,904	$31,311	$55,721	$100,927	$130,099	$170,674	$195,759	$242,890	$279,144	$306,829
Change in deferred revenue	16,992	33,644	67,136	88,831	77,391	64,597	51,709	47,740	43,708	(4,401)	(19,168)

Bookings	$32,523	$52,548	$98,447	$144,552	$178,318	$194,696	$222,383	$243,499	$286,598	$274,743	$287,661

Reconciliation of Net Income (Loss) to Adjusted EBITDA:
Net income (loss)	$(1,761)	$(9,250)	$(17,264)	$(24,547)	$6,435	$13,951	$27,217	$42,992	$16,758	$1,391	$12,540
Provision for income taxes	3	3	3	3	391	789	6,452	28,832	19,226	12,257	19,723
Other income (expense), net	(65)	128	182	(36)	(430)	(1,101)	1,053	113	736	(200)	(263)
Interest income	(39)	(39)	(42)	(57)	(81)	(222)	(446)	(473)	(518)	(443)	(262)
Gain (loss) on legal settlements	—	—	—	—	—	—	—	(39,346)	—	—	—
Depreciation and amortization	1,284	1,583	2,853	4,652	6,546	8,504	11,292	13,139	17,847	23,365	22,936
Stock-based compensation	242	566	980	2,202	3,300	7,276	4,923	10,195	14,506	33,111	22,624
Change in deferred revenue	16,992	33,644	67,136	88,831	77,391	64,597	51,709	47,740	43,708	(4,401)	(19,168)

Adjusted EBITDA	$16,656	$26,635	$53,848	$71,048	$93,552	$93,794	$102,200	$103,192	$112,263	$65,080	$58,130

Quarterly Trends

Bookings increased sequentially during all periods presented except for a decrease of 4% in the three months ended June 30, 2011 compared to the three months ended March 31, 2011, which was primarily attributable to a decrease in DAUs while ABPU was stable over the quarter. We did not launch any new games in the first half of 2011 in time to materially impact bookings in the first two quarters of 2011. Failure in future periods to launch successful games on a regular basis will have a negative impact on bookings, and ultimately revenue, in future periods. ABPU increased in each sequential quarter in 2010 from $0.030 in the first quarter of 2010 to $0.055 in the fourth quarter of 2010 as a result of better monetization of all of our players through the sale of virtual goods and advertising. ABPU decreased slightly from the fourth quarter of 2010 to the first quarter of 2011, reflecting a decrease in monetization of a larger player base resulting from a 30% increase in average DAUs. The increase in average DAUs was driven by growth in players on both Facebook and mobile platforms. ABPU remained consistent in the second quarter of 2011 as both average DAUs and bookings decreased slightly from the previous quarter. ABPU increased in the third quarter of 2011 due to higher bookings and a decrease in average DAUs.

Revenue increased sequentially during every quarter presented due to the launch of new games and the release of enhanced content and features in existing games. In addition, during the three months ended December 31, 2009 data became available to separately account for consumable and durable virtual goods for one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. In the three months ended March 31, 2010, this data became available for several of our other games. As consumable virtual goods are typically consumed by our players within a month of purchase, this resulted in revenue being recognized over a shorter period of time beginning in the three months ended December 31, 2009 as compared to previous periods. Cumulative 2011 changes in our estimated average life of durable virtual goods for various games resulted in a net increase in revenue of $21.2 million in the three months ended September 30, 2011.

Cost of revenue increased in absolute terms during every quarter presented. The increases were primarily due to increased web-hosting costs, depreciation and amortization expense, consulting and headcount costs related to customer support in connection with the growth of our business. Payment processing fees decreased $2.9 million in the three months ended December 31, 2010 compared to the three months ended September 30, 2010 due to the transition to Facebook Credits as our primary in-game payment method for games played through Facebook. We do not record any payment processing fees associated with Facebook Credits because we account for revenue related to the redemption of Facebook Credits in our games net of the amounts retained by Facebook. The increase in cost of revenue for the three months ended March 31, 2011 compared to the three months ended December 31, 2010 was primarily due to web-hosting costs associated with higher-than-expected player activity that required us to purchase additional, more expensive temporary capacity.

Research and development expenses increased in absolute terms during every quarter presented, primarily due to headcount-related expenses from continued hiring to develop and enhance our games and consulting costs related to game design and content creation. The increase in the three months ended March 31, 2011 reflects increased resources devoted to existing and new game development. This is a key area of investment for us and core to the long-term success of our business. The increase in the three months ended June 30, 2011 includes $4.0 million related to payments to a former employee and $4.8 million of stock compensation expense related to the acceleration of vesting of stock options held by this former employee. For the three months ended September 30, 2011, research and development expenses increased due to an increase in headcount-related expenses, which included $5.4 million in stock-based compensation expense related to the acceleration of vesting of stock held by a former employee.

Sales and marketing expenses decreased by $2.9 million from the three months ended December 31, 2009 to the three months ended March 31, 2010 due to a decrease in player acquisition costs. Sales and marketing expenses increased by $12.1 million from the three months ended March 31, 2010 to the three months ended June 30, 2010 due primarily to an increase in player acquisition costs related to the launch of new games and a $3.3 million stock-based compensation charge related to a former employee recorded in the three months ended June 30, 2010. Sales and marketing expenses decreased by $2.1 million from the three months ended March 31, 2011 to the three months ended June 30, 2011 primarily due to a decrease in player acquisition costs partially offset by an increase in headcount-related expenses. Increases in sales and marketing expenses in other quarters were primarily due to increased player acquisition costs, increased headcount-related expenses from continued hiring to support business growth, and increased marketing activities and consulting costs. The timing of these marketing activities and related consulting costs drove fluctuations in expenses during 2010.

General and administrative expenses generally increased in absolute terms over the periods presented. This was primarily due to increased headcount-related expenses from continued hiring to support growth, as well as increased costs related to legal professional services. The timing of legal professional service expenses as well as charitable campaign expenses drove fluctuations in general and administrative expenses in the periods presented. The decrease in general and administrative expenses from the three months ended March 31, 2010 compared to the three months ended June 30, 2010 was due primarily to a decrease in consulting expenses. During the three months ended December 31, 2010, general and administrative expenses were offset by a net gain from legal settlements of $39.3 million. General and administrative expenses increased by $27.1 million from the three months ended March 31, 2011 to the three months ended June 30, 2011 due to $10.6 million in stock-based compensation expense related to a common stock warrant granted in June 2011, a $10 million sign-on bonus in connection with an employment agreement with a new member of senior management and other headcount-related expenses. The decrease in general and administrative expenses from the three months ended September 30, 2011 compared to the three months ended June 30, 2011 was mainly due to having incurred the $10.6 million in stock-based compensation expense related to a common stock warrant and the $10 million employee sign-on bonus in the second quarter of 2011.

Liquidity and Capital Resources

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
	(in thousands)
Consolidated Statements of Cash Flows Data:
Acquisition of property and equipment	$(4,596)	$(38,818)	$(56,839)	$(45,669)	$(187,736)
Depreciation and amortization	2,905	10,372	39,481	26,342	64,148

Cash flows provided by operating activities	$11,482	$190,995	$326,412	$268,587	$225,213
Cash flows used in investing activities	(21,196)	(103,392)	(617,438)	(565,240)	(10,579)
Cash flows provided by financing activities	29,547	14,169	351,437	309,151	201,731

As of September 30, 2011, we had cash, cash equivalents and marketable securities of $926.3 million, which consisted of cash, money market funds and U.S. government debt securities. Prior to 2010, we funded our operations and capital expenditures through cash flows from operations and sales of preferred stock. Since 2010, we have been able to fund our operations, including capital expenditures, through cash flow from operating activities. In 2011, our philosophy is to continue to invest for long-term growth. During the fourth quarter of 2011, we expect to make capital expenditures of approximately $50 million to $70 million as we invest in network infrastructure to support our expected growth and to continue to improve the player experience. We believe that our existing cash, cash equivalents and marketable securities, together with cash generated from operations, will be sufficient to fund our operations and capital expenditures for at least the next 12 months.

Operating Activities

Operating activities provided $225.2 million of cash in the nine months ended September 30, 2011. The cash flow from operating activities primarily resulted from our net income, adjusted for non-cash items, and changes in our operating assets and liabilities. Changes in our operating assets and liabilities provided $57.3 million of cash during the nine months ended September 30, 2011, primarily due to increases in other liabilities, deferred revenue and accounts payable and a decrease in income tax receivable. The favorable components of cash provided by operating activities were partially offset by increases in accounts receivable and other assets. The increase in our deferred revenue and accounts receivable was primarily due to our bookings growth in the nine months ended September 30, 2011, which increased by $188.4 million from the nine months ended December 31, 2010. Additionally, our accounts receivable balance increased as we transitioned our in-game payment method to Facebook from other payment processors, who generally remit payments faster than Facebook. The increase in accounts payable and other liabilities was the result of increased spending due to the growth of our business. Our income tax receivable balance decreased as we utilized tax payments made in prior periods to offset tax liabilities incurred during the nine months ended September 30, 2011. Our other assets balance increased primarily due to an advanced deposit to a strategic partner. We had net income in the nine months ended September 30, 2011 of $30.7 million, including non-cash depreciation and amortization expense of $64.1 million, which continues to grow in correlation with our spending on capital equipment and business acquisitions. Non-cash stock-based compensation expense was $70.2 million, primarily driven by stock awards issued in connection with business acquisitions and to executives.

Operating activities provided $326.4 million of cash in 2010. The cash flow from operating activities primarily resulted from an increase in bookings, which resulted in an increase in deferred revenue of $241.4 million from 2009 to 2010. Additionally, the growth of our business resulted in increased spending, causing an increase in accounts payable and accrued liabilities of $102.4 million. We had net income in 2010 of $90.6 million, which included non-cash depreciation and amortization expense of $39.5 million, driven by investments in capital equipment and business acquisitions we made during 2010. Non-cash stock-based compensation expense was $25.7 million, driven primarily by stock awards issued in connection with business acquisitions. The favorable components of cash provided by operating activities were partially offset by an increase in income tax receivable of $25.3 million, due to tax payments made in excess of taxes due; an increase in excess tax benefits from stock-based awards of $39.7 million, due to the realization of tax benefits from stock option activity in 2010; and an increase in accounts receivable of $69.5 million, primarily due to our bookings growth. Additionally, our rate of collection on accounts receivable was impacted in the second half of the year, as we began transitioning our in-game payment method to Facebook from other payment processors, who generally remit payments faster than Facebook.

Operating activities provided $191.0 million of cash in 2009. The cash flow from operating activities primarily resulted from an increase in bookings, which resulted in an increase in deferred revenue of $206.6 million from 2008 to 2009. The growth of our business also resulted in increased spending, causing an increase in accounts payable and accrued liabilities of $40.5 million. The favorable components of cash provided by operating activities were partially offset by our net loss in 2009 of $52.8 million and increases in income tax receivable and accounts receivable. The increase in income tax receivable was due to tax payments made in excess of taxes due for 2009 and the increase in accounts receivable was due to the increase in bookings.

Operating activities provided $11.5 million of cash in 2008. The cash flow from operating activities primarily resulted from an increase in bookings, which resulted in an increase in deferred revenue of $16.5 million from 2007 to 2008. The growth of our business also resulted in increased spending, causing an increase in accounts payable and accrued liabilities of $15.4 million. The favorable components of cash provided by operating activities were partially offset by our net loss in 2008 of $22.1 million.

Investing Activities

Our primary investing activities have consisted of purchases and sales of marketable securities, purchases of property and equipment, and business acquisitions.

Cash used in the purchase of marketable securities was $10.0 million in 2008, $125.1 million in 2009 and $804.5 million in 2010. Cash provided by the sale and maturity of marketable securities was zero in 2008, $62.4 million in 2009 and $324.0 million in 2010. Cash used in the purchase of marketable securities was $713.2 million and $512.6 million for the nine months ended September 30, 2010 and 2011, respectively. Cash provided by the sale and maturity of marketable securities was $226.7 million and $737.9 million for the nine months ended September 30, 2010 and 2011, respectively.

Our purchases of property and equipment have primarily resulted from our investment in our data centers. We also continued to invest in technology hardware and software to support our growth. Purchases of property and equipment may vary from period to period due to the timing of the expansion of our operations and game and software development. We expect to continue to invest in property and equipment and development of software associated with online games for the remainder of 2011 and thereafter.

We used zero, $0.5 million and $62.3 million, net of cash acquired, in connection with acquisitions in 2008, 2009 and 2010, respectively. We used $18.5 million and $38.0 million, net of cash acquired in connection with acquisitions for the nine months ended September 30, 2010 and 2011, respectively. In line with our growth strategy, we completed these acquisitions to expand our social game offerings, obtain employee talent and expand into new international markets.

Financing Activities

Our financing activities have consisted primarily of net proceeds from the issuance of common stock and preferred stock partially offset by the repurchase of common stock and preferred stock.

In the nine months ended September 30, 2011, we issued 34.9 million shares of Series C preferred stock for net proceeds of $485.3 million. In addition, we repurchased 27.5 million shares of our outstanding capital stock for a total purchase price of $283.8 million during the nine months ended September 30, 2011.

Credit Facility

In July 2011, we executed a revolving credit agreement with certain lenders to borrow up to $1.0 billion in revolving loans. Per the terms of the credit agreement, we paid upfront fees of $2.5 million and we are required to pay ongoing commitment fees of up to $625,000 each quarter based on the portion of the credit facility that is not drawn down. The interest rate for the credit facility is determined based on a formula using certain market rates. As of September 30, 2011, we had not drawn down any amounts on the credit facility.

Off–Balance Sheet Arrangements

We did not have any off-balance sheet arrangements in 2008, 2009 or 2010 or in the nine months ended September 30, 2011.

Contractual Obligations

We have entered into operating leases for facilities space. In 2010, we executed an operating lease agreement for 267,000 square feet of office space for our future headquarters in San Francisco, California. The lease term is seven years from the defined commencement date, with options to renew for two five-year terms. In addition, we have entered into several service contracts for web hosting services. The minimum lease payments and the future minimum purchase commitments as of December 31, 2010 are included in the table below. We do not have any debt or material capital lease obligations, and all of our property, equipment and software has been purchased with cash.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions)
Operating lease obligations(1)	$101.9	$10.8	$30.1	$18.4	$42.6
Purchase commitments(2)	15.5	12.0	3.5	—	—

Total	$117.4	$22.8	$33.6	$18.4	$42.6

(1)	Future lease obligations increased during the nine months ended September 30, 2011 for costs related to additional leases. During the nine months ended September 30, 2011, we executed amendments increasing the square footage of our headquarters to 407,000 square feet, and entered into leases to host our data centers. Payments associated with lease agreements increased by $155 million, of which $4.5 million are due in less than one year, $33.8 million are due between one and three years, $37.9 million are due between four and five years, and $78.8 million are due after five years.

(2)	Future minimum purchase commitments increased during the nine months ended September 30, 2011 for costs associated with the hosting of data systems. Payments associated with minimum purchase commitments increased by $39.1 million, of which $32.7 million is due by December 31, 2011, and $6.4 million is due between December 31, 2011 and December 31, 2013.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and related notes. Our significant accounting policies are described in Note 1 to our consolidated financial statements included in this prospectus. We have identified below our critical accounting policies and estimates that we believe require the greatest amount of judgment. These estimates and judgments have a significant impact on our consolidated financial statements. Actual results could differ materially from those estimates.

Revenue Recognition

We derive revenue from the sale of virtual goods and from the sale of advertising within our games.

Online game

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance their game-playing experience. Players can primarily pay for our virtual currency using Facebook Credits when playing our games through the Facebook platform, and can use other payment methods such as credit cards or PayPal on other platforms. We also sell game cards that are initially recorded as a customer deposit liability which is included in other current liabilities on the consolidated balance sheet, net of fees retained by retailers and distributors. Upon redemption of a game card into one of our games and delivery of virtual currency to the player, these amounts are reclassified to deferred revenue.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the player; (3) the collection of our fees is reasonably assured; and (4) the amount of fees to be paid by the customer is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. The proceeds from the sales of virtual goods are initially recorded in deferred revenue. We categorize our virtual goods as either consumable or durable. Consumable virtual goods, such as energy in CityVille, represent goods that can be consumed by a specific player action. Common characteristics of consumable goods may include virtual goods that are no longer displayed on the player’s game board after a short period of time, do not provide the player any continuing benefit following consumption or often times enable a player to perform an in-game action immediately. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed. Durable virtual goods, such as tractors in FarmVille, represent virtual goods that are accessible to the player over an extended period of time. We recognize revenue from the sale of durable virtual goods ratably over the estimated average playing period of paying players for the applicable game, which represents our best estimate of the average life of our durable virtual goods. If we do not have the ability to differentiate revenue attributable to durable virtual goods from consumable virtual goods for a specific game, we recognize revenue from the sale of durable and consumable virtual goods for that game ratably over the estimated average period that paying players typically play our games. We determine our estimated average playing period of paying players for each significant game beginning with the time a player first purchases a virtual good. For the nine months ended September 30, 2011, the estimated average playing period of paying players for our games ranged from eight to 25 months. Future paying player usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods may change in the future.

Prior to October 1, 2009, we did not have the data to determine the consumption dates for our consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Beginning in October 2009, we had sufficient data to separately account for consumable and durable virtual goods in one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. Since January 2010, we have had this data for substantially all of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future. We assess the estimated average playing period for paying players and the estimated average life of our virtual goods quarterly. We expect that there will be changes in the mix of virtual goods sold due to new game introductions, reduced virtual good sales in existing games or other factors, including changes in estimates in virtual good life or our ability to make such estimates. When such changes occur, and in particular if more of our revenue in any period is derived from goods for which revenue is recognized over the estimated average playing period, or that period increases on average, the amount of revenue that we recognize in a future period may be reduced from prior periods, perhaps significantly. We estimate chargebacks from our third-party payment processors to account for potential future chargebacks based on historical data and record such amounts as a reduction of revenue.

We determine our estimated average playing period for paying players by game beginning at the time of a payer’s first purchase and ending on a date that is calculated based on an attrition rate which factors in historical data. To determine the attrition rate for a given game, we analyze paying players for that game who made their first in-game payment between six and 18 months prior to the beginning of each quarter (each month of first time payers is a “cohort”) and determine whether each player within the analyzed population is an active or inactive player as of the date of our analysis. To determine which players are inactive, we analyze the dates that each paying player last logged into that game. We determine a paying player to be inactive once they have reached a period of inactivity for which it is probable (defined as at least 80%) that a player will not return to a specific game. For the payers deemed inactive as of our analysis date we analyze the dates they last logged into that game to determine the rate at which inactive players stop playing. Based on these inactivity periods we then project the expected date at which all paying players for each monthly cohort are expected to cease playing our games. We then average the time periods from first purchase date and the date the last player is expected to cease playing the game for each of the monthly cohorts to determine the total playing period for that game. To determine the estimated average playing period we then divide this total playing period by two. The use of this “average” approach is supported by our observations that paying players become inactive at a relatively consistent rate for each of our games. If future data indicates paying players do not become inactive at a relatively consistent rate, we will modify our calculations accordingly. If a new game is launched and only a limited period of paying player data is available for our analysis, then we also consider other factors, such as the estimated average playing period for other recently launched games with similar characteristics, to determine the estimated average playing period.

In May 2010, we entered into an agreement with Facebook that required us to accept Facebook Credits as the primary in-game payment method for our games played through the Facebook platform. The agreement required us to begin migrating our games to Facebook Credits in our games beginning in July 2010, and by April 2011 this migration was complete. Facebook Credits is Facebook’s proprietary virtual currency that Facebook sells for use on the Facebook platform. Under the terms of our agreement, Facebook sets the price our players pay for Facebook Credits and collects the cash from the sale of Facebook Credits. Facebook’s current stated face value of a Facebook Credit is $0.10. For each Facebook Credit purchased by our players and redeemed in our games, Facebook remits to us $0.07, which is the net amount we recognize as revenue. We recognize revenue net of the amounts retained by Facebook because we do not set the pricing of Facebook Credits to the players of our games. Prior to the implementation of Facebook Credits in our games, players could purchase our virtual goods through various widely accepted payment methods offered in the games and we recognized revenue based on the transaction price paid by the player.

Advertising

We have contractual relationships with agencies and brokers for advertisements within our games. We recognize advertising revenue as advertisements are delivered to customers as long as evidence of the arrangement exists (executed contract), the price is fixed and determinable, and we have assessed collectability as reasonably assured. Certain branded virtual goods and sponsorships are deferred and recognized over the estimated average life of the branded virtual good, similar to online game revenue.

We report our advertising revenue net of amounts due to advertising agencies and brokers because we are not the primary obligor in our arrangements, we do not set the pricing, and we do not establish or maintain the relationship with the advertiser.

Income Taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in provision for income taxes.

Business Combinations

In line with our growth strategy, we have completed acquisitions to expand our social games and mobile offerings, obtain employee talent, and expand into new markets. We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets, liabilities and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Determining the fair value of such items requires judgment, including estimating future cash flows or estimating the cost to recreate an acquired asset. If actual results are lower than estimates, we could be required to record impairment charges in the future. Acquired intangible assets are amortized over their estimated useful lives. Intangible assets with indefinite lives are not amortized but rather tested for impairment annually, or more frequently if circumstances exist which indicate an impairment may exist.

Acquisition-related expenses and restructuring costs are expensed as incurred. During the one-year period beginning with the acquisition date, we may record certain purchase accounting adjustments related to the fair value of assets acquired and liabilities assumed against goodwill. After the final determination of the fair value of assets acquired or liabilities assumed, any subsequent adjustments are recorded to our consolidated statements of operations.

Software Development Costs

We capitalize costs incurred during the application development stage relating to the development of our games and computer software developed or purchased for internal use. The application development stage occurs after management has approved and funded the project and determined it is probable the project will be completed and the resulting product will function as intended. Significant judgment is required in determining whether it is probable that a project will be completed and the resulting product will function as intended. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Costs incurred prior to or after the application development stage are expensed as incurred.

Stock-Based Compensation

We grant restricted stock units, or ZSUs, to our employees that generally vest upon the satisfaction of both a service-based condition of up to four years and a liquidity condition. The ZSUs have a contractual term of seven years. Because the liquidity condition is not met until the occurrence of a qualifying liquidity event (an initial public offering or change of control), we have not recorded any expense to date relating to our ZSU grants. In connection with the initial public offering, we will begin recording stock compensation expense based on the grant date fair value of the ZSUs using the accelerated attribution method, net of estimated forefeitures. If the initial public offering had occurred on September 30, 2011, we would have recorded $393.0 million of stock-based compensation expense on that date related to ZSUs and would have had an additional $528.5 million in unamortized stock-based compensation expense related to ZSUs.

We have historically issued unvested Series Z preferred stock to employees of certain acquired companies. As these awards are generally subject to post-acquisition employment, we have accounted for them as post-acquisition stock-based compensation expense. We recognize compensation expense equal to the grant date fair value of the Series Z preferred stock on a straight-line basis over the four-year service period, net of estimated forfeitures.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of our common stock, which is based on our peer group in the industry in which we do business; (ii) expected life of the option award, which we elected to calculate using the simplified method; (iii) expected dividend yield, which is 0%, as we have not paid and do not anticipate paying dividends on our common stock; and (iv) the risk-free interest rate, which is based on the U.S. Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. Option grants generally vest over four years, with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years. If any of the assumptions used in the Black-Scholes model changes significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table summarizes the assumptions relating to our stock options granted in 2009 and 2010:

	Year Ended December 31,
	2009	2010
Expected term, in years	6	6
Risk-free interest rates	1.5 –2.4%	2.7%
Expected volatility	70 –77%	73%
Dividend yield	—	—
Fair value of common stock	$0.13 –$3.81	$6.435

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. We estimate forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. We record stock-based compensation expense for stock options on a straight-line basis over the vesting term.

For stock options issued to non-employees, including consultants, we record expense equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period, and the resulting value is recognized as an expense over the period the services are received.

Valuation of Our Common Stock and Series Z Preferred Stock

The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Although we did not obtain separate valuations of our Series Z preferred stock, our board of directors determined that the fair value of our Series Z preferred stock was equivalent to the value of our common stock because the value of the additional rights and preferences of our Series Z preferred stock was not significant. Our board of directors considered numerous objective and subjective factors to determine its best estimate of the fair value of our common stock and Series Z preferred stock as of each grant date, including but not limited to, the following factors:

recent issuances of preferred stock, as well as the rights, preferences and privileges of our outstanding preferred stock;

contemporaneous third-party valuations of our common stock;

secondary transactions in our common stock and preferred stock;

our performance and operating results;

the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

the market performance of comparable companies selected based on several factors including, but not limited to industry (primarily Internet and game companies), size of the company (based on annual revenue of greater than $500 million, such as Tencent and Baidu), similar rapid growth rates (annual revenue growth of greater than 10%, such as LinkedIn Corporation and Youku.com), and availability of financial information (primarily public companies); and

the U.S. global capital market conditions.

We have granted or issued the following ZSUs, unvested Series Z preferred stock and stock options since January 1, 2010:

Grant Date	Shares Underlying ZSUs	Unvested Series Z Preferred Stock Issuances	Shares Underlying Options	Grant Date Fair (ZSUs) or Exercise Price (Options)	Aggregate Fair Value
2010

First Quarter
Not applicable

Second Quarter
April 15, 2010	16,650,366	—	—	$6.435	$107,145,105
May 14. 2010	—	704,172	—	6.435	4,531,347
May 24, 2010	—	905,410	—	6.435	5,826,313

Third Quarter
August 3, 2010	—	1,368,734	—	6.435	8,807,803
August 12, 2010	9,428,830	114,508	—	6.435	61,411,380
September 17, 2010	4,750,000	—	6,750,000	6.435	59,161,613
September 29, 2010	—	984,666	—	6.435	6,336,326

Fourth Quarter
November 12, 2010	11,021,090	—	—	6.435	70,920,714
November 22, 2010	—	17,026,822	—	6.435	109,567,600

2011

First Quarter
January 12, 2011	8,585,452	—	1,000,000	6.435	59,099,384
January 21, 2011	—	112,804	—	6.435	725,894
March 9, 2011	4,174,980	—	—	13.960	58,282,721
March 30, 2011	27,715,460	—	—	13.960	386,907,822

Second Quarter
April 21, 2011	—	443,332	—	13.960	6,188,915
May 17, 2011	—	148,201	—	13.960	2,068,886
May 18, 2011	3,182,665			13.960	44,430,003
June 6, 2011	6,862,590	—	—	17.090	117,281,663
June 15, 2011	—	—	80,000	17.090	649,856

Third Quarter
July 8, 2011	—	1,058,512	—	17.090	18,089,970
August 11, 2011	—	688,700	—	17.200	11,845,640
August 18, 2011	8,254,761	—	—	17.200	141,981,889

Based upon the assumed initial public offering price of $9.25 per share, the aggregate intrinsic value of options outstanding as of September 30, 2011 was $910.3 million, of which $353.6 million related to vested options and $556.7 million related to unvested options.

We obtained third-party contemporaneous valuations of our common stock in April 2010, June 2010 and January 2011. The valuation analyses applied a combination of multi-period discounting method to after-tax cash flow available to invested capital, valuation metrics of comparable private transactions and publicly traded companies as well as recent negotiated arms-length transactions in our common stock and preferred stock, giving greatest consideration to the latter as this was determined to be the best evidence of fair value.

We also obtained third-party contemporaneous valuations of our common stock in March 2011, May 2011 and August 2011. These valuation analyses determined the total value available to equity holders by applying a probability-weighted expected return model. The expected returns were based on a multi-period discounting method to after-tax cash flow available to invested capital and potential exit events from a strategic acquirer or initial public offering.

During 2010, our board of directors considered several factors in its assessment and approval of our 2010 valuation analyses. The United States economy and the financial markets continued to improve, as evidenced by 12.8% and 16.9% annual gains on the S&P 500 and NASDAQ Composite Index, respectively. We experienced sequential bookings and revenue growth in each consecutive quarter during 2010. However, our user metrics declined due to several factors. Beginning in early 2010, Facebook changed its policies for application developers regarding the use of its communication channels, and as a result the number of our players on Facebook declined in the second, third and fourth quarters of 2010. Additionally, we began migrating to Facebook Credits in July 2010 which created uncertainty around our financial outlook and reduced our net proceeds from the sale of virtual goods which negatively impacted our revenue growth and operating margin.

Since the fourth quarter of 2009, there has been a significant number of secondary transactions in our common stock and preferred stock. The pricing of these transactions was the primary basis for determining the fair value of our common stock and Series Z preferred stock in 2010 and the first quarter of 2011, as more specifically discussed below.

Second Quarter 2010

In April 2010, we issued a total of 2,330,472 shares of our Series B-2 preferred stock for $6.435 per share to two new investors for aggregate proceeds of $15 million. In April 2010, we obtained a third-party valuation that used recent arms length transactions in our stock, including this April transaction, as the primary indication of value. These transactions indicated a valuation of $4.25 billion based on fully diluted shares outstanding. To assess the reasonableness of this value a discounted cash flow analysis was utilized rendering a value of $3.67 billion. This discounted cash flow analysis used a weighted average cost of capital of 35%, which took into consideration the weighted average cost of capital of companies in a similar stage of development. Based on this April 2010 valuation and the factors described above, our board of directors determined that the fair value of our common stock and Series Z preferred stock was $6.435 per share for grants made during the second quarter of 2010.

Third and Fourth Quarters 2010

In May 2010, we issued a total of 45,832,608 additional shares of our Series B-2 preferred stock for $6.435 per share to one existing investor and to one new investor for aggregate proceeds of $295 million.

In June 2010, we obtained a third-party valuation that used recent arms length transactions in our stock as the primary indication of value. These transactions indicated a valuation of $4.59 billion based on fully diluted shares outstanding. To assess the reasonableness of this value a discounted cash flow analysis was utilized rendering a value of $4.34 billion. This discounted cash flow analysis used a weighted average cost of capital of 30%, which took into consideration the weighted average cost of capital of companies in a similar stage of development. Based on this June 2010 valuation and factors described above, our board of directors determined there was objective information that the fair value of our common stock and Series Z preferred stock remained at the same value as our April 2010 valuation described above, which was $6.435 per share for grants made during the third and fourth quarters of 2010.

In July 2010, two new investors and one existing investor purchased an aggregate of 27,617,818 shares of Series A and Series A-1 preferred stock and Class B common stock from current employees and early investors, including our chief executive officer and certain other members of our senior management team, at a purchase price of $6.435 per share. In addition, several existing and several new investors purchased common stock from employees who tendered an aggregate of 16,059,796 shares of common stock into the offer to these new investors, which closed in October 2010. The price used in this tender offer was also $6.435, and since the participants in this transaction included highly knowledgeable, informed and sophisticated parties as both buyers and sellers, our board of directors determined that the terms of this transaction approximated those that would be obtained in an arms-length transaction.

First Quarter 2011

In January 2011, in anticipation of purchasing common stock and preferred stock primarily from our employees and an early investor, we obtained a third-party valuation report that used recent arms length transactions in our stock as the primary indication of value. These transactions indicated a valuation of $4.98 billion based on fully diluted shares outstanding. To assess the reasonableness of this value a discounted cash flow analysis was utilized rendering a value of $4.91 billion. This discounted cash flow analysis used a weighted average cost of capital of 30%, which took into consideration the weighted average cost of capital of companies in a similar stage of development. This valuation concluded that the fair value of our common stock was $6.435 per share. We subsequently purchased an aggregate of 9,219,504 shares of common stock and Series A preferred stock from an early investor, a consultant and certain of our employees at a purchase price of $6.435 per share. In addition, a new investor who became a board member purchased an aggregate of 388,410 shares of common stock from an employee at $6.435 per share. Based on the above, our board of directors determined there was objective information that the fair value of our common stock and Series Z preferred stock remained at the same value as our June 2010 valuation described above, which was $6.435 per share for the grants made in January 2011.

Between January and March 2011, the United States economy and the financial markets continued to improve, and the financial markets were receptive to new Internet issuers. In addition, in late February 2011, our comparable companies achieved significant increases in their valuations, including comparable public companies as well as comparative private entities, including Facebook, Inc. and Groupon, Inc., based on news media reports of third-party investments in these companies. We experienced bookings and revenue growth throughout the first quarter of 2011 which improved our outlook, and our user metrics increased with average DAUs, average MAUs and average MUUs growing 29%, 21% and 32%, respectively, driven by the recent launch of CityVille. In February 2011, we issued a total of 34,927,368 shares of our Series C preferred stock for $14.03 per share to five new investors and one existing investor for aggregate proceeds of $490 million. The factors noted above were key factors contributing to the new investors’ willingness to purchase of our Series C preferred stock at a significantly higher valuation. In March 2011, we obtained a third-party valuation report that used the probability-weighted expected return method, PWERM to value our common stock and Series Z preferred stock. Using PWERM, we estimated the probability of an initial public offering in the future at 80%, of a strategic sale at 5%, and continued operations at 15%. The weighted average cost of capital used in this valuation report was 28%, which took into consideration the weighted average cost of capital of companies at a similar stage of development. We added several comparable Internet companies in this valuation analysis that we believe have experienced similar rapid growth rates, including Baidu, Inc., Tencent Holdings Ltd. and Youku.com Inc. Based on the March 2011 valuation and the factors described above, our board of directors determined there was objective information that the fair value of our common stock and Series Z preferred stock was $13.96 per share for grants made in early March 2011. We believe the $14.03 per share price paid by new Series C investors in February 2011 was the key factor resulting in the increase in value of our common stock in March 2011. As a result, we are not able to accurately quantify the portion of the increase in value attributable to financial performance and improving market conditions.

In late March 2011, our board of directors determined that the fair value of our common stock and Series Z preferred stock remained $13.96 per share. Our board of directors considered several factors, including the proximity in time to the March 2011 valuation and the lack of material changes in our business or in market conditions subsequent to the March 2011 valuation. Our board of directors also considered the March 2011 repurchase of 14,427,924 shares of Series A, Series A-1 and Series B-1 preferred stock and common stock from five early investors and our Chief Executive Officer at $13.96 per share.

Second Quarter 2011

In April and May 2011, our board of directors determined that the fair value of our common stock and Series Z preferred stock remained at $13.96 per share. Our board of directors considered several factors, including the proximity in time to the March 2011 valuation and the lack of material changes in our business or in market conditions subsequent to the March 2011 valuation.

In late May 2011, we obtained a third-party valuation analysis that used PWERM to determine the fair value of our common stock and Series Z preferred stock. Consistent with the March 2011 valuation, we estimated the probability of an initial public offering at 80%, a strategic sale at 5% and continued operations at 15%. The weighted average cost of capital used in this valuation analysis was 25%. The analysis indicated a valuation for our equity of $13.98 billion based on fully diluted shares outstanding. The increase in valuation was attributable to an increase in valuations achieved by various comparable companies, including the valuations of companies that had recently completed initial public offerings, including LinkedIn Corporation. Based on the late May 2011 valuation and the factors described above, our board of directors determined there was objective information indicating that the fair value of our common stock and Series Z preferred stock was $17.09 per share for grants made in June and early July 2011.

Third Quarter 2011

In August 2011, we obtained a third-party valuation analysis that used PWERM to determine the fair value of our common stock and Series Z preferred stock. Due to uncertainty and high volatility in the financial markets during the period leading up to the valuation date, and due to our receipt from the SEC in late June 2011 of a no-action letter with respect to our ZSUs without which we may have been required to initiate a public offering in early 2012, we updated our estimates of various exit events and estimated the probability of an initial public offering at 75%, a strategic sale at 5% and continued operations at 20%. The weighted average cost of capital used in this valuation analysis was 25%, which took into consideration the weighted average cost of capital of companies in a similar stage of development, and the comparable companies included in our analysis remained consistent with those included in the May 2011 analysis. The valuation analysis indicated a valuation for our equity of $14.05 billion based on fully diluted shares outstanding. Based on the August 2011 valuation and the factors described above, our board of directors determined there was objective information indicating that the fair value of our common stock and Series Z preferred stock was $17.20 per share for grants made in August 2011. If the August 2011 valuation analysis had remained consistent with the May 2011 analysis with respect to our estimates of exit events, and we had assigned 80% instead of 75% probability to the initial public offering scenario, the per share valuation would have changed by $0.01 and the impact on stock compensation expense would have been immaterial.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Fluctuation Risk

Our cash and cash equivalents and marketable securities consist of cash, money market funds and U.S. government debt securities. We do not have any long-term borrowings.

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Because our cash and cash equivalents have a relatively short maturity, our portfolio’s fair value is relatively insensitive to interest rate changes. We determined that the increase in yield from potentially investing our cash and cash equivalents in longer-term investments did not warrant a change in our investment strategy. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Foreign Currency Exchange Risk

Our sales transactions are primarily denominated in U.S. dollars and therefore substantially all of our revenue is not subject to foreign currency risk. However, certain of our operating expenses are incurred outside the U.S. and are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, Chinese Yuan, Japanese Yen and Indian Rupee. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains (losses) related to revaluing certain cash balances, trade accounts payable, current liabilities and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe such a change would not have a material impact on our results of operations.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Recently Issued and Adopted Accounting Pronouncements

Revenue Recognition

In September 2009, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2009-13, Multiple-Deliverable Revenue Arrangements–A Consensus of the FASB Emerging Issues Task Force (ASU 2009-13), which updates the existing multiple-element revenue arrangements guidance currently included under Accounting Standards Codification 605-25. The revised guidance eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and also eliminates the residual method of allocating the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. We adopted ASU 2009-13 on January 1, 2011 using the prospective method. Our adoption of ASU 2009-13 did not have a material impact on revenue for the nine months ended September 30, 2011.

BUSINESS

Our Vision for Play

We founded Zynga in 2007 with the vision that play—like search, share and shop—would become one of the core activities on the Internet. As a pioneer of online social games, we have made them accessible, social and fun. We are excited that games have grown to become the second most popular online activity in the United States by time spent, even surpassing email. We have a lot of hard work, innovation and growth ahead of us to create a future where social games are a daily habit for nearly everyone.

Our mission is to connect the world through games.

Overview

We are the world’s leading social game developer with 227 million average MAUs in 175 countries. We have launched the most successful social games in the industry in each of the last three years and have generated over $1.5 billion in cumulative revenue and over $2.0 billion in cumulative bookings since our inception in 2007. Our games are accessible to players worldwide, on Facebook, other social networks and mobile platforms wherever and whenever they want. We operate our games as live services and continually enhance them by adding new content and features. All of our games are free to play, and we generate revenue through the in-game sale of virtual goods and advertising.

We are a pioneer and innovator of social games and a leader in making play a core activity on the Internet. We believe our leadership position in social games is the result of our significant investment in our people, content, brand, technology and infrastructure. Our leadership position in social games is defined by the following:

Large and Global Community of Players. According to AppData, as of September 30, 2011, we had the largest player audience on Facebook with more MAUs than the next eight social game developers combined. Our players are also more engaged, with our games being played by more than 54 million average DAUs worldwide in the third quarter of 2011. According to AppData, as of September 30, 2011, we had more DAUs than the next 14 social game developers combined.

Leading Portfolio of Social Games. We have many of the most popular and successful online social games, including CityVille, FarmVille, Mafia Wars, Words with Friends and Zynga Poker. A Zynga game has been the most popular game on Facebook every month since the beginning of 2009. Currently, we have four of the top five social games on Facebook based on DAUs, as measured by AppData. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of September 30, 2011.

Rapid Game Growth. Our games have achieved rapid and widespread adoption. FarmVille grew to 43 million MAUs in its first 100 days and CityVille grew to 61 million MAUs in its first 50 days. One of our recently launched web-based games, Empires & Allies, grew to be the second most popular game on Facebook, based on MAUs as measured by AppData, less than a month after launch. In June 2011, we launched Hanging with Friends, which became the most downloaded game in the Apple App Store during its first week.

Scalable Technology and Data. We process and serve more than a petabyte of content for our players every day, a volume of data that we believe is unmatched in the social game industry. We continually analyze game data to optimize our games. We believe that combining data analytics with creative game design enables us to create a superior player experience.

We leverage our scale to increase player engagement, cross-promote our portfolio of games, continually enhance existing games, launch new games and build the Zynga brand. We believe our scale results in network effects that deliver compelling value to our players, and we are committed to making significant investments that will further grow our community of players, their engagement and our monetization over time.

We have achieved significant growth in our business in a short period of time. From 2008 to 2010, our revenue increased from $19.4 million to $597.5 million, our bookings increased from $35.9 million to $838.9 million, we went from a net loss of $22.1 million to net income of $90.6 million, and our adjusted EBITDA increased from $4.5 million to $392.7 million. For the nine months ended September 30, 2011, our revenue was $828.9 million, our bookings were $849.0 million, our net income was $30.7 million and our adjusted EBITDA was $235.5 million. For a discussion of the limitations associated with using bookings and adjusted EBITDA rather than GAAP measures and a reconciliation of these measures to revenue and net income (loss), see the section titled “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Consistent with our free-to-play business model, a small portion of our players have been payers. During the nine months ended September 30, 2011, we had approximately 6.7 million unique payers. This number excludes payers on certain mobile platforms and payers who use certain smaller web-based payment methods. Because the opportunity for social interactions increases as the number of players increases, we believe that maintaining and growing our overall number of players, including the number of players who may not purchase virtual goods, is important to the success of our business. As a result, we believe that the number of players who choose to purchase goods will continue to constitute a small portion of our overall players as our business grows.

Our top three games historically have contributed the majority of our revenue. Our top three games accounted for 93%, 83%, 78% and 59% of our online game revenue in 2008, 2009, 2010 and for the nine months ended September 30, 2011, respectively.

Industry Background

The way people use, communicate through and socialize on the Internet continues to evolve. A major shift in people’s use of the Internet is the increased popularity of playing games relative to other online activities. According to a Nielsen report in August 2010, the time spent playing online games in the United States surpassed the time spent on email. There are a number of key trends that we believe will continue to drive the growth and popularity of social games, including:

Growth of Social Networks. Over the past decade, social networks have emerged as mainstream platforms that enable people to connect with each other online, share information and enjoy experiences with their friends and families. IDC, a market research firm, estimates that there will be approximately 1.1 billion users of social networks globally, including over 800 million active users on Facebook, in 2011. IDC forecasts that the number of users on social networks globally will grow to 1.6 billion by 2014.

Emergence of the App Economy. In order to provide users with a wider range of engaging experiences, social networks and mobile operating systems have opened their platforms to developers, transforming the creation, distribution and consumption of digital content. We refer to this as the “App Economy.” In the App Economy, developers can create applications accessing unique features of the platforms, distribute applications digitally to a broad audience and regularly update existing applications. Social networking sites and mobile application stores have become mass market consumer destinations where content is easy to find, immediately accessible and always available. Growth in the number and quality of applications has driven further increases in social network and mobile usage.

Social graph and viral distribution. At the core of social networks is the social graph, a digital mapping of a social network user’s real-world connections that can be used to promote social interaction and sharing among the users. By leveraging the social graph, high quality social applications that deliver compelling value for social network users and have mass appeal can achieve significant levels of adoption rapidly via viral growth.

Proliferation of mobile. There is significant demand for applications on mobile platforms such as Apple iOS and Google Android. As smart phones, tablets and other increasingly powerful connected devices have proliferated worldwide, application developers have leveraged the much greater distribution opportunity and emerging social connectivity of mobile devices. Games are the most popular category of applications on smartphones, representing approximately half of the time spent on smartphone applications in the United States, according to a May 2011 report by Flurry Analytics, a market data and analytics firm.

Rapid Growth of Free-to-Play Games. Most social games are free to play and generate revenue through the in-game sale of virtual goods. According to In-Stat, a market intelligence firm, the worldwide market for the sale of virtual goods was $7.3 billion in 2010 and is expected to more than double by 2014. Compared to pay-to-play business models, the free-to-play approach tends to attract a wider audience of players, thereby increasing the number of players who have the potential to become paying users. By attracting a larger audience, the free-to-play model also enables a higher degree of in-game social interaction, which enhances the game experience for all players.

Our Opportunity

We believe social games represent a new form of entertainment that will continue to capture an increasing proportion of consumer leisure time. In addition, social games are the most popular applications on Facebook and we believe they have been, and will continue to be, a key driver of engagement on social networks, and increasingly on mobile platforms. As consumers gravitate toward more social forms of online entertainment, we believe that social games will capture an increasing portion of the overall $49 billion video game software market, as estimated for 2011 by IDC, as well as the more than $1.0 trillion we estimate for the Worldwide Entertainment Market in 2011.

We believe that a player-centric approach is the key to our continued success. We design our games to be:

Accessible by Everyone, Anywhere, Any Time. Our games are easy to learn, playable in short sessions and accessible on multiple platforms. We operate our games as live services that can be played anytime and anywhere. The broad appeal of our games has attracted a community of players that is geographically and demographically diverse.

Social. We believe games are most engaging and fun when they are social. We have devoted significant efforts to providing our community of players with simple ways to find their friends online and connect, play and share with them. In addition to leveraging the viral and social features provided by social networks, we design and innovate social mechanics into our games. For example, our games enable players to engage in in-game social interactions with other players, such as visiting a friend’s virtual city, farm or island, joining a fire or police department to help a friend’s city, helping neighbors and creating teams and alliances to form empires or complete mafia jobs. Currently, our 54 million DAUs interact with each other over 450 million times a day.

Free. Our free-to-play approach attracts a larger audience than a traditional pay-to-play approach. This enables a higher degree of social interaction and improves the game experience for all players. Our players can choose to purchase virtual goods to enhance their game experience.

Fun. We keep our games fun and engaging by regularly delivering new content, features, quests, challenges and virtual goods that enhance the experience for our players. As a result, our games are a perpetual source of play, evolving with our community of players over time. Players express their personalities by designing and customizing the appearances of their characters and building and decorating their own virtual city, farm, homestead or restaurant. In CityVille, players can personalize the names of their store franchises: for example, friends can shop for virtual shoes at “City Soles.”

Friends can also visit and admire each other’s creations. We have a vast and growing library of virtual assets that enable our players to express themselves through our games. Our players create more than 30,000 virtual items per second on average.

Supportive of Social Good. Our players are able to enjoy fun social games while also contributing to charitable causes that they support through the purchase of special virtual goods. For example, our players were able to buy Sweet Seeds in FarmVille, the proceeds of which were used to build a school for children in Haiti. We have raised more than $10 million for donations to non-profit organizations from payments made by our players for the purchase of these virtual goods since we launched Zynga.org in October 2009.

Our Core Strengths

We believe the following strengths provide us with competitive advantages:

Deep Base of Talent. Our unique company culture serves as the foundation of our success and helps us attract, grow and retain world class talent. We provide our game designers, product managers and engineers the tools and infrastructure to innovate, as well as opportunities to immediately impact and engage with a large community of players. We believe our culture and success to date have made us an employer of choice amongst innovators in our industry.

Large and Global Community of Players. We have 227 million average MAUs in 175 countries. According to AppData, as of September 30, 2011, we had more MAUs on Facebook than the next eight social game developers combined. The number of our players continues to grow as a result of the viral and sharing features provided by social networks, the social innovations in our games and the network effects of our business. This large and active global community of players enables us to engage and retain our existing players, attract new ones, successfully launch and cross-promote new games and deliver greater value to our distribution partners.

Leading Portfolio of High Quality Social Games. Our portfolio of games includes many of the most popular and successful social games on social networks and mobile platforms, including CityVille, FarmVille, Mafia Wars, Words with Friends and Zynga Poker. According to AppData, as of September 30, 2011, we had the four of the top five games on Facebook based on DAUs, and have had the number one game every month since the beginning of 2009. On mobile platforms, we have several of the most popular games, including Words with Friends and Hanging with Friends, which were the top two games in the word category based on the number of downloads from the Apple App Store for iPhone as of September 30, 2011.

Sophisticated Data Analytics. The extensive engagement of our players provides over 15 terabytes of game data per day that we use to enhance our games by designing, testing and releasing new features on an ongoing basis. We believe that combining data analytics with creative game design enables us to create a superior player experience. Our proprietary analytics and expertise in high volume data processing have enabled us to create leading franchises, frequently update and enhance our games, increase engagement by our players and generate greater sales of virtual goods.

Scalable Technology Infrastructure and Game Engines. We have invested extensively in developing proprietary technology to support the growth of our business. We have created a scalable cloud-based server and network infrastructure that enables us to deliver games to millions of players simultaneously with high levels of performance and reliability. We have developed a flexible game engine that we leverage for the development and launch of new games. With each release, we add features and functionality to improve our core code base for future game development.

Powerful Network Effects. Because of our large community, our players are more likely to find and connect with others to play and build relationships. Our games are more social and fun as more people play them, creating an incentive for existing players to encourage their friends and family to play. Our players and our business benefit from these powerful network effects.

Our Key Metrics

We measure our business by using several key financial metrics, which include bookings, adjusted EBITDA and ABPU, and operating metrics, which include DAUs, MAUs and MUUs. Our operating metrics help us to understand and measure the engagement levels of our players, the size of our audience and our reach.

For a description of how we calculate each of our key metrics and factors that have caused fluctuations in these metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

In July 2010, we began migrating to Facebook Credits as the primary payment method for our games played through Facebook, and by April 2011, we had completed this migration. Facebook remits to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games played through Facebook. We record bookings and recognize revenue net of the amounts retained by Facebook.

The charts and the table below show the metrics for the ten quarters indicated:

	For the Three Months Ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011	Jun 30, 2011	Sep. 30, 2011
	(users in millions)
Average DAUs	NA	NA	24	58	67	60	49	48	62	59	54
Average MAUs	NA	NA	99	207	236	234	203	195	236	228	227
Average MUUs	NA	NA	63	110	124	119	110	111	146	151	152
ABPU	NA	NA	$0.044	$0.027	$0.030	$0.036	$0.049	$0.055	$0.051	$0.051	$0.058

NA means data is not available.

Our Strategy

Our mission is to connect the world through games. In pursuit of our mission, we encourage entrepreneurship and intelligent risk taking to produce breakthrough innovations, which we call bold beats. The key elements of our strategy are:

Make Games Accessible and Fun. We operate our games as live services that are available anytime and anywhere. We design our social games to provide players with easy access to shared experiences that delight, amuse and entertain, and we will continue to update our games on an ongoing basis with fresh content and new features to make them more social and fun for our players.

Enhance Existing Franchises. We will continue to enhance our market-leading franchises including CityVille, FarmVille, FrontierVille, Words with Friends and Zynga Poker. We regularly update our games after launch to encourage social interactions, add new content and features and improve monetization. For example, we established a weekly cadence of new content releases for our FarmVille franchise after its launch in 2009. FarmVille achieved record revenue in the quarter ended March 31, 2011. Further, during the first two days of our FarmVille English Countryside expansion in March 2011, we saw a large increase in bookings. Other notable features in our franchises that we developed post launch include the “spice rack” in Café World where players can use their spices to accelerate cooking a dish, “robbing” in Mafia Wars that augments a player’s “fighting,” and a “hand strength meter” in Zynga Poker to help players calculate the effectiveness of their poker hands.

Launch New Games. We will continue to invest in building new games to expand the genres of games that we offer, further engage with our existing players and attract new players. For example, in November 2011, we launched CastleVille, which in its first two weeks became the second most popular game on Facebook based on DAUs, as measured by AppData.

Continue Mobile Growth. Words with Friends is one of the leading social game franchises on mobile platforms. We believe there is a large opportunity to extend our brand and games to mobile platforms such as Apple iOS and Google Android. We will continue to make our games accessible on a large number of mobile and other Internet-connected devices and invest in developing and acquiring mobile development talent, technologies and content. As of September 30, 2011, we had a total of 11 games available on mobile platforms. We have recently extended franchise games, such as Zynga Poker, to mobile platforms and we have developed games, such as Hanging with Friends, for initial launch on mobile platforms. Our DAUs on mobile platforms grew more than ten-fold from November 1, 2010 to September 30, 2011 and reached 9.9 million during the third quarter of 2011 and 11.1 million in October 2011.

Continue International Growth. We have seen significant growth in the number of our players in international markets. Our games are available in up to 17 languages. In December 2010, CityVille was our first game to launch in multiple languages and, in June 2011, Empires & Allies launched in 12 languages. We intend to expand our international audience by making more of our games available in multiple languages, creating more localized game content and partnering with leading international social networking sites and mobile partners. We believe we have a significant opportunity to better monetize our games in international markets as we offer more targeted virtual goods and additional payment options.

Extend our Technology Leadership Position. Our proprietary technology stack and data analytics are competitive advantages that enhance our ability to create the world’s best social games. We will continue to innovate and optimize our network infrastructure to cost-effectively ensure high performance and high availability for our social games. We believe continued investments in infrastructure and systems will allow us to extend our technology leadership.

Increase Monetization of Our Games. We plan to offer increased selection, better merchandising and more payment options to increase the sales of our virtual goods. Our players purchase these virtual goods to extend their play sessions, personalize their game environments, accelerate their progress or send unique gifts to their friends. We will also continue to pursue additional revenue opportunities from advertising, including branded virtual goods and sponsorships. Starting in March 2010, we began selling pre-paid game cards at retail stores and currently sell these game cards at more than 45,000 stores, including 7-Eleven, Best Buy, GameStop and Target. These Zynga game cards allow our players to purchase virtual goods in our games, such as batteries in CityVille and food in FrontierVille.

Our Social Games

We design our social games to provide players with shared experiences that surprise and delight them. Our social games leverage the global connectivity and distribution on Facebook, other social networks and mobile platforms, such as Apple iOS and Google Android. In addition to third-party platforms, we recently announced Project Z, our own platform that will allow people to find games through friends and friends through games. Project Z is currently under development and will be available through Zynga.com. Our games are free to play, span a number of genres and attract a community of players that is demographically and geographically diverse.

We operate our games as live services and update them with fresh content and new features to make them more social, enhance player engagement and improve monetization. We analyze the data generated by our players’ game play and social interactions to guide the creation of new content and features. We use this ongoing feedback loop to keep our games compelling and enhance the player experience.

Play, invest and express are player actions that we believe are central to our social games. Players generally start with a standard game board, such as a virtual island in Empires & Allies, which they then customize and personalize through their game play. We design our games to inspire and enable our players to express their personalities by customizing the appearances of their characters and building and decorating their own virtual city, farm, homestead or restaurant. Players invest time in our games in a variety of ways, such as by tending virtual crops or developing specialized skills like winemaking or baking. Through activities such as these, players advance in the game, which we refer to as leveling up. Players can choose to advance in the game by investing additional time, requesting help from their friends or purchasing virtual goods.

Descriptions of some of our leading games are provided below (including average MAU data for the third quarter of 2011):

Genre: Virtual World Platforms: Facebook, iOS, Google+ Launched: December 2010 MAUs: 60 million	CityVille is the largest game on Facebook by MAUs, according to AppData. In CityVille, our players build the city of their dreams. Players can build homes, businesses, famous landmarks and public buildings to grow their city. In addition, players can socialize within cities with their family and friends by asking them to help by working in community buildings, such as police departments, or by building franchises, such as toy stores. CityVille surpassed 61 million MAUs within the first 50 days after launch. CityVille was our first game launched in multiple languages (English, French, German, Italian and Spanish). In June 2011, we launched CityVille Hometown, a mobile application available on Apple iOS platforms. CityVille Hometown enables players to build small towns and villages and connect with their Facebook friends.

Genre: Card Platforms: Facebook, Myspace, Yahoo!, Android, iOS, Google+ Launched: July 2007 MAUs: 34 million	Zynga Poker was our first social game and is the largest free-to-play online poker game in the world. Players have the option to play at any table, meet new people from around the world or join friends for a game, choosing from casual Hold ‘Em tables, tournament play or VIP tables. A leader board shows players how they compare in chip ranking to their friends and through the gift shop players can personalize and decorate their seat at the table. Players interact with other players by chatting, completing challenges and sending and receiving gifts, including poker chips. According to AppData, it is the fourth most popular game on Facebook, four years after its launch. Also available on Google Android and Apple iOS, Zynga Poker was a top three grossing game in the Apple App Store for iPhone as of September 30, 2011.

Genre: Virtual World Platforms: Facebook, iOS Launched: June 2009 MAUs: 32 million	FarmVille lets players cultivate their farms by plowing, planting and harvesting crops and trees. Players also care for their farm animals: milking their cows and collecting eggs from their chickens. According to AppData, FarmVille was the top game by DAUs on Facebook between August 2009 and December 2010, when CityVille claimed the top spot. We continue to enhance the social aspects of the game, including in-game gifting to friends, cooperative crafting jobs and trading goods in the farmer’s market. In March 2011, we released FarmVille English Countryside, which provides players the opportunity to create a second farm styled after an English country farm. In our first retail tie-in in May 2010, we partnered with 7-Eleven to offer FarmVille-branded game cards and items on many of the convenience retailer’s products, including Slurpee and Big Gulp drinks in nearly 7,000 stores. We partnered with Lady Gaga in May 2011 by creating GagaVille — a Lady Gaga-inspired farm where players could visit and listen to songs from her album Born This Way. In September 2011, we launched Lighthouse Cove, a second expansion where players help restore a seaside area reminiscent of Martha’s Vineyard to its former glory.

Genre: Strategy Platform: Facebook Launched: June 2011 MAUs: 29 million	Empires & Allies launched in June 2011 in 12 languages and lets players build up their island empires, create virtual armies of tanks, planes and ships, and battle their enemies while defending their allies. Players decide whether to help and trade with each other or attack each other’s military defenses while pillaging resources. The game also features a single-player story-based campaign with a cast of more than 20 heroes and villains. Empires & Allies is our first strategy combat game. Empires & Allies reached 27 million MAUs for the first month after launch.

Genre: Role-Playing Platform: Facebook Launched: June 2010 MAUs: 11 million

FrontierVille lets players tame the wilderness and explore the Wild West. Players begin with a covered wagon and a plot of land to establish and grow a homestead with friends and family. We believe that FrontierVille was innovative in the industry with a strong, evolving storyline about life on the frontier. It was our first social game to enable the ability to control multiple avatars on a single screen, raise a virtual family and interact with other players’ game boards. In November 2010, FrontierVille released a set of five limited-time Thanksgiving missions which increased engagement and bookings. Players planted seasonal fall crops, helped friends with their wish lists, built a feast table and prepared a Thanksgiving meal for their friends. In August 2011, we released Pioneer Trail, where players journey with other players through an adventure in search of wild turkeys and “Fort Courage.”

Genre: Role-Playing Platforms: Facebook, feature phones, iOS Launched: June 2008 MAUs: 6 million	Mafia Wars allows players to build their virtual criminal empires by collaborating with their friends to complete crime jobs, fight and rob other Mafia crews, run underground businesses and purchase criminal must-haves like weapons and getaway cars. Set in New York City at launch, the game has added a number of locales for players to expand their criminal empires: Cuba in June 2009, Moscow in September 2009, Bangkok in January 2010, Las Vegas in June 2010, Italy in October 2010 and Brazil in March 2011. These new locales included enhanced features and extended the popularity of Mafia Wars. Mafia Wars is available in eight languages. In October 2011, we launched Mafia Wars 2, our first sequel to an existing franchise. Mafia Wars 2 challenges players to maneuver a thuggish avatar through the game to battle other players and conquer seven different worlds.

Genre: Word Platforms: Android, iOS, Facebook Launched: June 2009 Acquired: November 2010	Words with Friends is a leading social mobile game challenging players to create the highest-scoring words while playing against family and friends. Players can be engaged in up to 20 games at once and are able to chat with each other in game. In Apple’s App Store for iPhone, Words with Friends has regularly been the leading game in the word category since 2010 until Hanging with Friends became the leading game in June 2011. In August 2011, we released Words with Friends on Facebook, our first adaptation of one of our mobile games for Facebook. Words with Friends was acquired through our purchase of Newtoy, Inc. By leveraging our scale, technology infrastructure and deep knowledge of social game mechanics, we were able to double the DAUs for Words with Friends within approximately 120 days after the acquisition.

In the fourth quarter of 2011, we launched three new games — CastleVille, Dream Zoo and Mafia Wars Shakedown — and announced our intention to launch several additional games, including Hidden Chronicles and Zynga Bingo.

Social Experience in Our Games

The social design of our games is at the core of how our players experience our games. Our games encourage players to quickly connect to their friends when they start a game and to build and enhance these relationships throughout the game experience. Examples of social game play on Empires & Allies and Hanging with Friends are detailed below.

Social Game Play: Empires & Allies

Mobile Social Game Play: Hanging with Friends

Virtual Goods

Our games are free to play. In most of our games, players can earn virtual goods through game play, receive them as gifts or purchase them. Virtual goods are digital representations of real world goods, such as Big Ben in CityVille, poker chips in Zynga Poker or an aircraft carrier in Empires & Allies. Our players created nearly three billion virtual goods per day on average during 2011. Through virtual goods players are able to extend their play sessions, enhance or personalize their game environments, accelerate their progress in our games and share and trade with friends. We believe our players’ acquisition, gifting and purchase of virtual goods creates social interaction that increases players’ engagement with our games and with each other.

Our primary revenue source is the sale of virtual currency that players use to buy in-game virtual goods. Some forms of virtual currency are earned through game play, while other forms can only be acquired for cash or, in some cases, by accepting promotional offers from our advertising partners. Some virtual goods, such as a virtual horse in FrontierVille, can be purchased with either form of virtual currency, while others, such as a sports car dealership in CityVille, may be purchased only with virtual currency purchased for cash.

The following summary provides examples of the benefits received by players from the purchase of virtual goods:

Play Longer. Many of our games are designed to have short, convenient playing sessions, the duration of which is limited by the replenishable “energy” and “coins” available for each session. In many of our games, virtual “energy boost” goods such as batteries in CityVille and food in FrontierVille, are available to players who purchase them so they can play longer sessions. A player may either ask friends for more energy or purchase additional energy.

Invest and Express. Many of our games offer players the opportunity to purchase decorative and functional items to personalize their game environment and express their individual taste or style. For example, players in FarmVille English Countryside can purchase Irish-themed flags, barns, castles, animals and stone walls. Players in Café World can accent their restaurant with an 80s theme by spending Café Cash on virtual goods such as an “Amazing 80s Chair,” and a “Neon Diner Door.”

Accelerate Game Progress. As players choose to invest significant time to build out their game board and progress in a game, they may choose to accelerate their progress and more effectively compete with friends by paying for “power ups” to increase their capabilities. For example, in Zynga Poker, players can buy poker chips to play with better players at higher stakes tables, and in our newest web-based game, Empires & Allies, our players can buy power-ups that help them defeat opponents and advance in the game.

Gift. Our games offer players the opportunity to purchase gifts for their friends. In FarmVille, players can buy and gift various trees, barns, seeds, animals and other limited items. For Valentine’s Day, FrontierVille hosted a “Hearts and Flowers” holiday event during which players had a time-limited opportunity to purchase, craft and send virtual cards, clothing and roses as gifts. Other features tie offline events to online social interactions and virtual goods purchases.

Contribute to Social Causes. We enable our players to contribute to charitable causes that they believe in by purchasing specially created virtual goods in our games. For example, in May 2010 FarmVille players were able to buy Sweet Seeds, the proceeds of which were used to build a school for children in Haiti. In March 2011, following the catastrophe that hit northern Japan, we raised over $1.0 million through the sale of virtual goods for Save The Children’s Japan Earthquake Tsunami Children Emergency Fund.

Play Longer: CityVille

The example below illustrates when a player runs out of energy and must either wait for energy to replenish or obtain more energy. The player may ask friends for more energy or purchase additional energy using virtual currency. For example, for nine City Cash (approximately $1), a player can purchase 12 energy units instead of waiting 60 minutes for the same amount of energy.

Gift: FarmVille

The example below illustrates how a player in FarmVille can gift a friend multiple virtual goods: an unwithering ring which unwithers crops, as well as birthday items and crops celebrating the second anniversary of FarmVille’s launch.

Advertising

Our advertising services offer creative ways for marketers and advertisers to reach and engage with our players. The goal of engagement-based advertising is to enhance the player experience while delivering real value to advertisers. Our advertising offerings include:

Branded Virtual Goods and Sponsorships. We offer branded virtual goods in our games that integrate advertising within game play that is both relevant and valuable to our players’ experience. Some examples of our branded virtual goods include:

In May 2010, we partnered with 7-Eleven, Inc. to create a cross-promotional campaign to offer FarmVille, Mafia Wars and YoVille branded items on many of the convenience store’s products as well as related virtual goods in our games. This six-week campaign resulted in more than three million codes distributed through 7-Eleven stores that were redeemed in game.

In October 2010, Farmers Insurance Group offered FarmVille players a free in-game Zeppelin airship that provided “wither protection” for players’ crops for 10 days. Players chose to “insure” their crops with the free branded Zeppelin, providing our players with a voluntary, enhanced in-game experience. Farmers Insurance offered a similar one day campaign in 2011. During the 24 hours of this campaign, over two million new fans joined Farmers Insurance’s Facebook fan page.

In May 2011, CityVille released its first in-game integration with an ad sponsor, DreamWorks’ Kung Fu Panda 2. Users collectively added more than 15 million Kung Fu Panda 2 themed drive-in movie theaters in their cities.

Engagement Ads. In some of our games, we provide sponsored engagement ads in which players can answer certain questions to receive virtual currency in our games. For example, players can answer a few questions about their American Express card to earn free Horseshoes virtual currency in FrontierVille. Similarly, we have also run an ad campaign with Celebrity Cruises Inc. in which a player can earn free City Cash in CityVille.

Mobile Ads. In some of our mobile games, we provide both ad-supported free versions and ad-free paid download versions. Our free versions of Words with Friends and Hanging with Friends are supported with bottom screen banner ads and interstitials between player turns. Some of these ads cross-promote our other mobile games. Advertisers in our mobile games have included Amazon.com, Inc., eBay Inc. and HBO.

Other advertisers utilizing campaigns such as these have included Discover Financial Services, General Mills Inc., Kraft Foods Inc., McDonald’s Corporation, Target Corporation and Wal-Mart Stores, Inc.

Our Network Features

In addition to our portfolio of social games, we also offer our players network features, which provide our players real-time updates during game play on what is happening in our games and with their friends who are playing our games. These products enable our players to discover new games, connect with their friends by sending and receiving messages, collaborate with their friends by giving and receiving help to advance in a game, navigate among our games, claim rewards to level up and earn virtual currency across our portfolio of games.

We believe these features better enable us to retain and increase the number of our players, cross-promote titles through viral referrals and friend invitations and increase the amount of engagement and fun for our players.

These network features include the following:

zBar. The zBar is a navigational tool displayed above the game screen in all of our web-based games that enables our players to navigate to and discover our other games. The zBar is shown below.

RewardVille. RewardVille is an affinity program that enables our players to earn and redeem virtual currency for virtual goods. RewardVille provides rewards for players’ goals in each game that provide incentives to drive engagement and enables players to send gifts to their friends in our other games. Players can earn more rewards for trying other games they have not played.

Zynga Message Center. The Zynga Message Center is an in-game communication and navigation channel that the majority of our active players use to receive and accept gifts, chat with other players, receive crew invitations and “neighbor” friends. This allows our players to communicate efficiently without leaving the game environment. The Zynga Message Center is shown below.

Our Technology Stack

We have invested extensively in developing our proprietary technology stack to support the growth of our business. Our proprietary technology stack includes datacenter and cloud computing management, a shared code base, network and cross-promotional features, proprietary data analytics, monetization and internationalization. We believe that our technology stack is a competitive advantage and we will continue to innovate and optimize our stack to extend our technology leadership.

Our technology stack has the ability to handle sudden bursts of activity for millions of players over a short period of time with high levels of performance and reliability. Key elements of our technology stack are described below.

Scalable Infrastructure and Cloud Computing Innovation

Our physical network infrastructure utilizes a mixture of our own datacenters and public cloud datacenters linked with high-speed networking. We utilize commodity hardware, and our architecture is designed for high availability and fault tolerance while accommodating the demands of social game play.

We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. For example, our automatic provisioning tools have enabled us to add up to 1,000 servers in a 24-hour period in response to game demand. We operate at a scale that routinely delivers more than one petabyte of content per day. We intend to invest in and use more of our own infrastructure going forward, which we believe will provide us with an even better cost profile and position us to further drive operating leverage.

Shared Studio Infrastructure and Game Services

Key to leveraging our scalable infrastructure is a comprehensive set of common technology services and systems available to all of our studios and game production engineers, game designers and product managers. These shared services include:

Shared Code Base. We have developed a flexible proprietary game engine which we leverage for the creation and launch of new games. With each subsequent release we add features and functionality that can be incorporated into our core code base.

Analytics. Because game play data is key to how we develop and improve our products, we have invested heavily in our analytics infrastructure. Our data analytics are key to delivering great player experiences. Our game studios use cohort dynamics and A/B testing to create new and improved content and features.

Player Research. We have made a significant investment in, and developed analytical processes around, player research. We regularly conduct quantitative and qualitative research about social interactions that helps us produce better social experiences. We have developed survey and experimentation systems that allow us to collect direct feedback from our players, and we use that feedback to improve our games.

Virtual Goods Management. We have invested in content management systems that help create, test, deploy, price and monitor our virtual goods. Through our analytics groups, we have developed sophisticated models to predict demand and understand how our players value virtual goods and to optimize virtual good merchandising effectiveness. The ability to track the buying, trading and gifting of virtual goods enables us to understand how they are consumed and what impact they have on player experiences.

Central Technology Operations. Our centralized operations free our development teams to focus on the creative process and on adding fun to our games. The elements of our centralized operations include common hardware and software infrastructure, monitoring and ongoing management.

Payments. Our common payments infrastructure provides the flexibility to support multiple internal and external payment systems, in addition to Facebook Credits. This also allows us to centralize control of purchases and support multiple external redemption mechanisms to obtain virtual goods. Our payments system uses proprietary algorithms to detect and prevent fraud and has allowed our games to deliver a trusted payer experience as well as the opportunity to pursue new payment mechanisms such as game cards.

Internationalization. Our shared technology stack enables us to support players worldwide. Enabled by our shared technology stack, games can leverage translation services for multiple languages with little additional development.

Multiple Social Network Support and Cross Promotion. Our game studios can deploy content on multiple social networks without significant changes to game code. Our technology also provides the ability to expose a new game or feature to some or all of our players. With these initiatives, we are able to optimize game experiences and features across a variety of social networks.

Customer Support. We have created proprietary internal software tools to address the unique challenges of delivering excellent customer support for our players. This customer relationship management software allows us to provide 24/7 support through multiple communications channels and across multiple languages and geographies in a cost effective manner. We believe this investment in our customer support capabilities has improved player experience.

Our Philanthropic Initiative: Zynga.org

Through our philanthropic initiative, Zynga.org, we enable our players to contribute to charitable causes by purchasing specially created virtual goods in our games. We have raised more than $10 million for donations to non-profit organizations from payments made by our players for the purchase of these virtual goods since we launched Zynga.org in October 2009. These contributions have benefitted earthquake victims, families in need of clean water and school children in Haiti; victims of the earthquake and tsunami in Japan; and tornado-stricken communities in Alabama. Players have donated through many of our games, including Café World, CityVille, FarmVille, FishVille, FrontierVille, Mafia Wars and Zynga Poker.

Our Core Values and Team

We were founded on a deeply held passion for games and family and friends playing together. Our passion for play is at the core of our mission: to connect the world through games. Our mission and our core values drive everything that we do: design social games that everyone wants to play, assemble and retain talented teams, prioritize our opportunities and make investment decisions.

Our core values have enabled us to scale our organization as we continue to grow rapidly and innovate a new way to play. We encourage innovation, the creation of compelling game experiences and acting quickly. These factors are critical to extending our leadership position as we seek to continue building successful franchises. We embrace ownership, meritocracy, career growth and focus on the long-term to motivate our employees and attract and retain world class game design, product management, engineering and operational talent. We remain steadfast in our commitment to surprise and delight our players. We believe our unique company culture serves as the foundation of our success. Our core values are:

As of September 30, 2011, we had 2,789 full-time employees.

Marketing

We acquire most of our players through unpaid channels. We have been able to build a large community of players through the viral and sharing features provided by social networks, the social innovations in our games and the network effects of our business.

We are committed to connecting with our players. We have fan pages, generally on Facebook, for each of our games to connect with our players; and we leverage various other forms of social media, including Twitter, to communicate with them. We periodically host live and online player events. We also use traditional advertising activities, primarily online advertising spending on Facebook.

Addendum with Facebook

To date, we have derived substantially all of our revenue and acquired substantially all of our players through Facebook. We expect to continue to derive a substantial portion of our revenue and to acquire a substantial portion of our players from the Facebook platform for the foreseeable future. We have an addendum with Facebook that modifies Facebook’s standard terms and conditions for game developers as they apply to us and that governs the promotion, distribution and operation of our games through the Facebook platform. This addendum requires the use by us of Facebook Credits as the primary payment method for our games on the Facebook platform and requires Facebook to remit to us an amount equal to 70% of the face value of Facebook Credits purchased by our players for use in our games. This addendum with Facebook expires in 2015.

Intellectual Property

Our business is significantly based on the creation, acquisition, use and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology and trade secrets that we use to develop our games and to enable them to run properly on multiple platforms. Other intellectual property we create includes audio-visual elements, including graphics, music, story lines and interface design.

While most of the intellectual property we use is created by us, we have acquired rights to proprietary intellectual property. We have also obtained rights to use intellectual property through licenses and service agreements with third parties. These licenses typically limit our use of intellectual property to specific uses and for specific time periods.

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We control access to our proprietary technology by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

In addition to these contractual arrangements, we also rely on a combination of trade secret, copyright, trademark, trade dress, domain name and patents to protect our games and other intellectual property. We typically own the copyright to the software code to our content, as well as the brand or title name trademark under which our games are marketed. We pursue the registration of our domain names, trademarks, and service marks in the United States and in locations outside the United States. Our registered trademarks in the United States include “Zynga,” the names of our games and company taglines, among others.

We actively seek patent protection covering inventions originating from the company and acquire patents we believe may be useful or relevant to our business. We currently own one issued U.S. patent which expires in 2021 and, as of November 1, 2011, had 254 patent applications pending worldwide.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which our games are distributed. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business, thereby harming our operating results.

Companies in the Internet, games, social media, technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

The social game sector is intensely competitive and is rapidly evolving. We face significant competition in all aspects of our business. Specifically, we compete for the leisure time, attention and discretionary spending of our players with other social game developers on the basis of a number of factors, including quality of player experience, brand awareness and reputation and access to distribution channels.

We believe we compete favorably on these factors. However, our industry is evolving rapidly and is becoming increasingly competitive. Other developers of social games could develop more compelling content that competes with our social games and adversely affects our ability to attract and retain players and their entertainment time. These competitors, including companies of which we may not be currently aware, may take advantage of social networks, access to a large user base and their network effects to grow rapidly and virally.

Our competitors include:

Game Developers for Facebook and Other Social Networks: We face competition from a number of competitors who develop social games for use on Facebook and other social networks. These competitors, some of which have significant financial, technical and other resources, greater name recognition and have longer operating histories, may create similar games to reach our players. Some of these competitors include Crowdstar, Inc., Electronic Arts Inc., The Walt Disney Company, Vostu, Ltd. and wooga GmbH. Because our games are free to play, we compete primarily on the basis of player experience rather than price. We could face additional competition if large companies with significant online presences, such as Amazon.com, Inc., Facebook, Inc., Google Inc., Microsoft Corporation, Tencent Holdings Limited and Yahoo! Inc., choose to enter or expand in the social games space or develop competing social games.

Game Developers for Mobile: The mobile game sector is characterized by frequent product introductions, rapidly emerging mobile platforms, new technologies and new mobile application storefronts. Some of our competitors in the mobile game market include Electronic Arts, DeNA Co. Ltd., Gameloft, Glu Mobile, Rovio Mobile Ltd and Storm8, Inc. We expect new mobile-game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications.

Other Game Developers: Our players also play other games on PC and consoles, some of which include social features that compete with our social games and have community functions where game developers can engage with their players. Some of these competitors include Activision Blizzard, Inc., Big Fish Games, Inc., Electronic Arts, SEGA of America, Inc., THQ Inc. and The Walt Disney Company.

Other Forms of Media and Entertainment: We compete more broadly for the leisure time and attention of our players with providers of other forms of Internet and mobile entertainment, including social networking, online casual entertainment and music. To the extent existing or potential players choose to read, watch or listen to online content or streaming video or radio, play interactive video games at home or on their computer or mobile devices rather than play social games, these content services pose a competitive threat.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and internationally, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business. We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ill defined, still evolving and could be interpreted in ways that could harm our business or expose us to liability.

In addition, rising concern about the use of social networking technologies for illegal conduct, such as the unauthorized dissemination of national security information, money laundering or supporting terrorist activities may in the future produce legislation or other governmental action that could require changes to our games, restrict or impose additional costs upon the conduct of our business.

Some of our games are based upon traditional casino games, such as poker. We have structured and operate our poker game, Zynga Poker, with the gambling laws in mind and believe that playing Zynga Poker does not constitute gambling. We also sometimes offer our players various types of sweepstakes, giveaways and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. Any court ruling or other governmental action that imposes liability on providers of online services could result in criminal or civil liability and could harm our business.

In the area of information security and data protection, many states have passed laws requiring notification to users when there is a security breach for personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities.

We are also subject to federal, state and foreign laws regarding privacy and protection of player data. We post our Privacy Policy and Terms of Service online, which we describe our practices concerning the use, transmission and disclosure of player data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the Internet is unclear and in a state of flux. There is a risk that these laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our players’ privacy and data could result in a loss of player confidence in our services and ultimately in a loss of players, which could adversely affect our business.

In addition, because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Facilities

We lease approximately 407,000 square feet of office space for our corporate headquarters in San Francisco, California under a lease that expires in 2018. This facility currently accommodates our principal executive, development, engineering, marketing, business development, human resources, finance, legal, information technology and administrative activities.

We lease additional domestic office space in Austin, Texas; Cambridge, Massachusetts; Carlsbad, California; Dallas, Texas; Los Angeles, California; Los Gatos, California; McKinney, Texas; Mountain View, California; New York, New York; Portland, Oregon; San Francisco, California; Seattle, Washington; Sunnyvale, California; Syracuse, New York; and Timonium, Maryland, and we lease offices for our foreign operations in

Bangalore, India; Beijing, China; Bielefeld, Germany; Dublin, Ireland; Farnham, United Kingdom; Frankfurt, Germany; Luxembourg City, Luxembourg; Tokyo, Japan; and Toronto, Canada. These additional domestic and international facilities total approximately 463,000 square feet of general office space. We also operate several data centers in the United States pursuant to various lease agreements.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

From time to time, we are a party to litigation and subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of the date hereof were as follows:

Name	Age	Position
Mark Pincus(1)	45	Chief Executive Officer, Chief Product Officer and Chairman

Reginald D. Davis	49	Senior Vice President, General Counsel and Secretary

Jeff Karp	46	Chief Marketing and Revenue Officer

Cadir Lee	40	Executive Vice President and Chief Technology Officer

John Schappert(1)	41	Chief Operating Officer and Director

David M. Wehner	42	Chief Financial Officer

William “Bing” Gordon(2)(3)	61	Director

Reid Hoffman(4)	44	Director

Jeffrey Katzenberg(2)(3)	60	Director

Stanley J. Meresman(4)	65	Director

Sunil Paul(2)(4)	47	Director

Owen Van Natta(1)	42	Director

(1)	Member of the mergers and acquisitions committee

(2)	Member of the compensation committee

(3)	Member of the nominating and corporate governance committee

(4)	Member of the audit committee

Executive Officers

Mark Pincus founded Zynga and has served as our Chief Executive Officer, Chief Product Officer and Chairman since April 2007. From 2003 to 2007, Mr. Pincus served as Chief Executive Officer and Chairman of tribe.net, a company he co-founded and one of the first social networks in the industry. From 1997 to 2000, Mr. Pincus served as Chairman of Support.com, Inc., a remote technology services company he co-founded, and he served as Chief Executive Officer and President from December 1997 to July 1999. From 1996 to 1997, Mr. Pincus served as Chief Executive Officer of FreeLoader, Inc., a web-based news company he co-founded. Mr. Pincus holds an M.B.A. from Harvard Business School and a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business. Mr. Pincus was selected to serve on our board of directors due to the perspective and experience he brings as our Chief Executive Officer and his extensive experience in the social media and Internet industry.

Reginald D. Davis has served as our Senior Vice President and General Counsel since May 2009 and our Secretary since August 2009. From January 2000 to May 2009, Mr. Davis was employed at Yahoo! Inc., an Internet search company, where he served as Vice President, Network Quality and Search Operations from November 2007 to April 2009 and Associate General Counsel from January 2000 to November 2007. Prior to joining Yahoo!, Mr. Davis spent 10 years as a partner at Hancock Rothert & Bunshoft LLP (now part of Duane Morris LLP). Mr. Davis holds a J.D. from Tulane University Law School and a B.A. in European History from Harvard University.

Jeff Karp has served as our Chief Marketing and Revenue Officer since August 2011. Prior to joining us, Mr. Karp served as Executive Vice President, EA Play Label at Electronic Arts Inc., an interactive entertainment software company, from April 2011 to August 2011 and as Senior Vice President, Chief Revenue Officer, EA

Games Label at Electronic Arts from May 2009 to March 2011. From October 2008 to May 2009, Mr. Karp served as Chief Executive Officer of Mevio, Inc., a digital media entertainment company. Prior to Mevio, from 2000 to 2008, Mr. Karp served in a number of roles at Electronic Arts, including as Senior Vice President of Marketing Worldwide from March 2006 to October 2008. Mr. Karp holds a B.S. in Business from Arizona State University.

Cadir Lee has served as our Executive Vice President and Chief Technology Officer since November 2008. From December 1997 to November 2008, Mr. Lee served as Chief Technology Officer of Support.com, Inc., a remote technology services company he co-founded. Mr. Lee holds a B.A. in Music and a B.S. in Biological Sciences from Stanford University.

John Schappert has served as our Chief Operating Officer since May 2011 and as a member of our board of directors since July 2011. From July 2009 until April 2011, Mr. Schappert served as Chief Operating Officer of Electronic Arts. From August 2007 until July 2009, he served as Corporate Vice President of Microsoft’s Interactive Entertainment Business, the technology entertainment division of Microsoft Corporation. From joining Electronic Arts in 1998 until July 2007, Mr. Schappert served in various executive positions ranging from Vice President through Executive Vice President. Mr. Schappert was selected to serve on our board of directors due to his extensive experience in the technology entertainment industry.

David M. Wehner has served as our Chief Financial Officer since August 2010. From February 2001 to July 2010, Mr. Wehner was employed at Allen & Company, an investment bank focused on media and technology where he served as a Managing Director from November 2006 to July 2010, and a director from December 2005 to November 2006. Mr. Wehner holds an M.S. in Applied Physics from Stanford University and a B.S. in Chemistry from Georgetown University.

Board of Directors

William “Bing” Gordon has served on our board of directors since July 2008. Mr. Gordon has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm, since June 2008. Mr. Gordon is a co-founder of Electronic Arts Inc. and served as its Executive Vice President and Chief Creative Officer from March 1998 to May 2008. Mr. Gordon serves on the boards of Lockerz, Inc., a web-based social commerce company; Klout, Inc., a social media company; Amazon.com, Inc., a multinational e-commerce company; Zazzle Inc., a web-based custom products company; and Mevio, Inc. He was also a founding director at ngmoco, LLC (acquired by DeNA Co. Ltd. in 2010) and Audible, Inc. (acquired by Amazon.com, Inc. in 2008). Mr. Gordon was awarded the Academy of Interactive Arts & Sciences’ Lifetime Achievement Award in 2011 and held the game industry’s first endowed chair in game design at USC School of Cinematic Arts. He earned an M.B.A. from Stanford University and a B.A. from Yale University, where he serves on the President’s Council. Mr. Gordon’s individual qualifications and skills as a director include his leadership and entrepreneurial experience as a senior executive and co-founder of Electronic Arts, through which he gained experience with emerging technologies and consumer-focused product development and marketing issues, as well as his experience as a venture capitalist investing in technology companies.

Reid Hoffman has served on our board of directors since January 2008. Mr. Hoffman has been a Partner at Greylock Partners, a venture capital firm, since November 2009. From March 2003 to February 2007 and from December 2008 to June 2009, he served as Chief Executive Officer of LinkedIn Corporation, an online professional networking company. From February 2007 to December 2008, Mr. Hoffman also served as President, Products of LinkedIn Corporation, and he served as its Executive Chair from June 2009 to November 2009. From January 2000 to October 2002, Mr. Hoffman was Executive Vice President of PayPal, Inc., an online payment company. Mr. Hoffman serves on the board of directors for SixApart Ltd., a blogging and social media company; Kiva.org, a microfinance company; Mozilla Corporation, a software company; and LinkedIn Corporation. Mr. Hoffman holds an M.A. in Philosophy from Oxford University and a B.S. in Symbolic Systems from Stanford University. Mr. Hoffman was selected to serve on our board of directors due to his extensive experience with social media and technology companies.

Jeffrey Katzenberg has served on our board of directors since February 2011. Mr. Katzenberg currently serves as Chief Executive Officer and a member of the board of directors of DreamWorks Animation SKG Inc., a computer-generated animation studio and entertainment company. He has held both of these roles since October 2004. Mr. Katzenberg co-founded and was a principal member of DreamWorks L.L.C. (“DreamWorks Studios”) from its founding in October 1994 until January 2006. Prior to founding DreamWorks Studios, Mr. Katzenberg served as a chairman of the board of The Walt Disney Studios from 1984 to 1994. Prior to joining The Walt Disney Studios, Mr. Katzenberg served as the President of Paramount Studios. Mr. Katzenberg is the Chairman of the Board for the Motion Picture & Television Fund Foundation. He serves on the boards of AIDS Project Los Angeles, American Museum of the Moving Image, Cedars-Sinai Medical Center, California Institute of the Arts, Geffen Playhouse, Michael J. Fox Foundation for Parkinson’s Research and the Simon Wiesenthal Center. Mr. Katzenberg was selected to serve on our board of directors due to his extensive experience in the entertainment industry.

Stanley J. Meresman has served on our board of directors since June 2011. During the last five years, Mr. Meresman has been serving on the boards of directors of various public and private companies, including service as chair of the audit committee for some of these companies. He currently serves as a director of LinkedIn Corporation, Meru Networks, Inc. and Riverbed Technology, Inc. and previously served as a director of Polycom Inc. from January 1995 to March 2007, each of which is a public company. From January 2004 through December 2004, Mr. Meresman was a Venture Partner with Technology Crossover Ventures, a private equity firm, and was General Partner and Chief Operating Officer of Technology Crossover Ventures from November 2001 to December 2003. During the four years prior to joining Technology Crossover Ventures, Mr. Meresman was a private investor and board member and advisor to several technology companies. He served as the Senior Vice President and Chief Financial Officer of Silicon Graphics, Inc. from May 1989 to May 1997. Mr. Meresman holds an M.B.A. from the Stanford Graduate School of Business and a B.S. in Industrial Engineering and Operations Research from the University of California, Berkeley. Mr. Meresman was selected to serve on our board of directors due to his background as chair of the audit committee of other public companies and his financial and accounting expertise from his prior extensive experience as chief financial officer of two publicly traded corporations. Mr. Meresman qualifies as an “audit committee financial expert” under Securities and Exchange Commission guidelines. In addition, his current service on other public company boards of directors provides us with important perspectives on corporate governance matters.

Sunil Paul has served on our board of directors since November 2011. Mr. Paul has been a Partner at Spring Ventures since founding the firm in January 2007. Mr. Paul currently serves as Chief Executive Officer of two companies that have received investments from Spring Ventures: Shepherd Intelligent Systems, Inc., a fleet technology company; and Spride, Inc., a car share service company. From May 2004 to January 2007, Mr. Paul was an independent investor. From 1997 to 2000, Mr. Paul served as Founding Chief Executive Officer and Chairman of Brightmail, Inc., a software company he co-founded. From 1995 to 1997, Mr. Paul served as Chief Executive Officer, and then President, of FreeLoader, Inc., a company he co-founded. Mr. Paul holds a B.E. in Electrical Engineering from Vanderbilt University. Mr. Paul was selected to serve on our board of directors due to his extensive experience with Internet companies.

Owen Van Natta has served as a member of our board of directors since August 2010. Mr. Van Natta served as our Executive Vice President and Chief Business Officer from August 2010 to November 2011. From April 2010 to August 2010, Mr. Van Natta served as a consultant to us in his role as a General Partner of Luminor Group LLC, a consulting company. From April 2009 until February 2010, Mr. Van Natta served as the Chief Executive Officer of Myspace, Inc., an online social media company. From November 2008 until April 2009, he served as Chief Executive Officer of Project Playlist, Inc., an online music sharing company. From May 2007 to February 2008, he was the Chief Revenue Officer at Facebook, Inc., an online social media company. From September 2005 until May 2007, Mr. Van Natta was the Chief Operating Officer at Facebook. Mr. Van Natta holds a B.A. in English from the University of California, Santa Cruz. Mr. Van Natta was selected to serve on our board of directors due to his extensive experience in the social media and Internet entertainment industry.

Director Independence

Under the listing requirements and rules of the NASDAQ Stock Market LLC, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Messrs. Hoffman, Katzenberg, Meresman and Paul do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of NASDAQ. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a mergers and acquisitions committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Hoffman, Meresman and Paul, each of whom, our board of directors has determined, satisfies the independence requirements under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is Mr. Meresman, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

considering and approving or disapproving of all related party transactions;

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls;

establishing procedures for the receipt, retention and treatment of any complaints received by us regarding financial controls, accounting or auditing matters; and

conducting an annual assessment of the performance of the audit committee and its members and the adequacy of its charter.

Compensation Committee

Our compensation committee consists of Messrs. Gordon, Katzenberg and Paul. Our board of directors has determined that each of Messrs. Katzenberg and Paul is independent under the NASDAQ listing standards, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Katzenberg. The functions of this committee include:

determining the compensation and other terms of employment of our chief executive officer and our other executive officers, and reviewing and approving corporate performance goals and objectives relevant to such compensation;

reviewing and recommending to the full board of directors the compensation of our directors;

evaluating, adopting and administering equity incentive plans, compensation plans and similar programs, as well as modification or termination of plans and programs;

establishing policies with respect to equity compensation arrangements;

reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

reviewing and assessing, at least annually, the performance of the compensation committee and the adequacy of its charter.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Gordon and Katzenberg. Our board of directors has determined that Mr. Katzenberg is independent under the NASDAQ listing standards. The chair of our nominating and corporate governance committee is Mr. Gordon. The functions of this committee include:

reviewing periodically and evaluating director performance of our board of directors and its applicable committees, and recommending to our board of directors and management areas for improvement;

interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

reviewing and recommending to our board of directors any amendments to our corporate governance policies; and

reviewing and assessing, at least annually, the performance of the nominating and corporate governance committee and the adequacy of its charter.

Mergers and Acquisitions Committee

Our mergers and acquisitions committee consists of Messrs. Pincus, Schappert and Van Natta. The chair of our mergers and acquisitions committee is Mr. Pincus. The functions of this committee include:

reviewing, recommending to the full board of directors and approving, subject to certain limitations, potential opportunities for strategic business combinations, acquisitions, mergers, dispositions, divestitures and similar strategic transactions; and

approving strategic transactions that involve the payment of total consideration of less than $50 million.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. The full text of our Code of Business Conduct and Ethics will be posted on our website at www.zynga.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website identified above.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We do not currently provide any cash compensation to our non-employee directors. As compensation for their services, each of our non-employee directors has been granted options or restricted stock units, or ZSUs, to purchase shares of our Class B common stock under our equity incentive plans.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2010.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Total ($)
Brad Feld(2)	$—	$—		$—
William “Bing” Gordon(3)	—	—		—
Reid Hoffman	—	—	(4)	—
Jeffrey Katzenberg(5)	—	—		—
Stanley J. Meresman(6)	—	—		—

(1)	Represents the grant date fair value of ZSUs issued to the director. These awards are subject to both time-based vesting and a liquidity event-based vesting component, as described in detail in “Executive Compensation—Grants of Plan-Based Awards—2010 Restricted Stock Unit Grants.” As of the grant date and December 31, 2010, the liquidity events were considered not “probable” of occurring. As a result, the grant date fair value of the ZSUs, for purposes of this table, is $0. Assuming that both of the vesting conditions to the award were met, based on a value of the common stock of $6.435 per share as of the date of grant, the value of the award to Mr. Hoffman as of the grant date would be $9,487,970. For a discussion of the valuation of the Class B common stock as of the grant date of the ZSU, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”
(2)	Mr. Feld resigned from the board of directors in November 2011.

(3)	In June 2011, we issued a warrant to purchase 1,000,000 shares of Class B common stock to Kleiner Perkins Caufield & Byers, LLC, which warrant is subject to quarterly vesting over two years based on consulting services to be provided by representatives of Kleiner Perkins Caufield & Byers, LLC, which vesting period commenced in April 2010. The warrant was exercised in June 2011 and the shares transferred to KPCB XIII, LLC. Mr. Gordon is a partner at Kleiner Perkins Caufield & Byers and has a pecuniary interest in the shares of Class B common stock held by KPCB XIII, LLC.

(4)	Mr. Hoffman was granted a ZSU for 1,474,432 shares of Class B common stock as compensation for his services as a non-employee director and in recognition of the fact that, unlike Messrs. Feld and Gordon, Mr. Hoffman is not affiliated with any of our significant venture capital investors.

(5)	Mr. Katzenberg joined the board of directors in February 2011.

(6)	Mr. Meresman joined the board of directors in June 2011.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The compensation provided to our “named executive officers” for 2010 is set forth in detail in the 2010 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This section explains our executive compensation philosophy, objectives and design, our compensation-setting process, our executive compensation program components and the decisions made for compensation in respect of 2010 for each of our named executive officers.

Our named executive officers for 2010 who appear in the 2010 Summary Compensation Table are:

Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman of the board of directors

Owen Van Natta, a member of the board of directors and our former Executive Vice President and Chief Business Officer

David M. Wehner, our Chief Financial Officer

Steven Chiang, our Executive Vice President, Games

Reginald D. Davis, our Senior Vice President, General Counsel and Secretary

Mark Vranesh, our Chief Accounting Officer and former Chief Financial Officer

Executive Compensation Philosophy, Objectives and Design

Philosophy. We operate in a new and rapidly evolving industry sector. To succeed in this environment, we must continually refine our strategy, foster the growth of our player base, increase the level of engagement of our players with our games, develop and update games, and expand our international operations. To achieve these objectives, we need to attract and retain a highly talented team of game design, engineering, marketing, business development and administrative professionals. We also expect our team to possess and demonstrate strong leadership and management capabilities.

Objectives. We believe in providing a total compensation package to our executive team through a combination of base salary, discretionary bonuses, grants under our long-term equity incentive compensation plan, and severance and change of control benefits. Our executive compensation programs are designed to achieve the following objectives:

attract and retain talented and experienced executive officers, whose knowledge, skills and performance are critical to our success;

motivate these executive officers to achieve our business objectives;

promote teamwork while also recognizing the role each executive plays in our success; and

align the interests of our executive officers and stockholders.

Design. As a privately-held company, our executive compensation program has been heavily weighted towards equity, including stock options and restricted stock units, with cash compensation that generally fell below the 25th percentile of comparable companies. We believe that relying primarily on equity compensation has focused our executive officers on driving the achievement of our strategic and financial goals while conserving cash during our early years. We continue to believe that making equity awards a key component of executive compensation aligns the executive team with the long-term interests of our stockholders.

As our company has grown, so has our need to secure executive talent from larger public companies. To do so, we have determined that it is increasingly necessary to offer significant cash compensation as well as equity compensation. We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long-term and short-term compensation. Rather, total compensation may skew more heavily toward either cash or equity, or short-term or long-term compensation, as a result of factors described below. As we transition from being a privately-held company to a publicly-traded company, we will continue to evaluate our philosophy, objectives and design as circumstances require. At a minimum, we expect to review executive compensation annually.

Compensation-Setting Process

Role of Our Board. During 2010, our board of directors was responsible for overseeing our executive compensation program, with Mr. Feld, a former director, taking the lead role in working directly with our Chief Executive Officer and our Chief People Officer. Messrs. Pincus and Van Natta, as members of the board, attended meetings of our board and actively participated in determining our executive compensation philosophy, design and amounts, but abstained from final decisions with respect to their own performance and compensation. Unless otherwise stated, the discussion and analysis below is based on decisions by the board of directors.

During 2010, our board of directors considered one or more of the following factors when setting executive compensation, as further explained in the discussions of each compensation element below:

the experiences and individual knowledge of the members of our board of directors regarding executive compensation, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

individual negotiations with executive officers, particularly in connection with their initial compensation package, as these executive officers have generally been leaving meaningful compensation opportunities at their prior employers in order to work for us;

the recommendations of our Chief Executive Officer;

corporate and/or individual performance, as we believe this encourages our executive officers to focus on achieving our business objectives;

the executive’s existing equity award and stock holdings;

internal pay equity of the compensation paid to one executive officer as compared to another—that is, that the compensation paid to each executive should reflect the importance of his or her role to the company as compared to the roles of the other executive officers, while at the same time providing a certain amount of parity to promote teamwork;

the potential dilutive effect of new equity awards on our stockholders; and

a Compensia survey covering officer compensation that we commissioned in April 2009, or the 2009 Compensia Report, and, to a lesser extent, the 2010 Radford Global Technology Survey and the PayScale database.

We formed our compensation committee in April 2011, and it held its first meeting in April 2011. Starting in April 2011, our compensation committee will be responsible, together with our board of directors, for executive compensation decisions, including establishing our executive compensation philosophy and programs, and determining specific executive compensation, including cash and equity. Because our compensation committee was so recently formed, and with our transition to public company status, our compensation program following this offering may, over time, vary significantly from our historical practices. For example, we expect that following this offering, in setting executive compensation, the compensation committee may review and consider, in addition to the items above, factors such as the achievement of predefined milestones, tax deductibility of compensation, the total compensation that may become payable to executive officers in various hypothetical scenarios, the performance of our common stock and compensation levels at public peer companies.

Role of Management. In setting compensation for 2010, our Chief Executive Officer and our Chief People Officer worked closely with members of our board, particularly Messrs. Feld and Gordon, in managing our executive compensation program, including reviewing existing compensation for adjustment (as needed), determining bonus payments and establishing new hire packages. Our finance department works with our Chief Executive Officer and our Chief People Officer to gather financial and operational data that the Chief Executive Officer reviews in making his recommendations. From time to time, our Chief Financial Officer and our General Counsel attend meetings (or portions of meetings) of the board to present information and answer questions. No executive officer participated directly in the final determinations regarding the amount of any component of his or her own compensation package.

Role of Compensation Consultant. Prior to this offering, neither our board nor our compensation committee had retained its own independent compensation consultant. In early 2009, we retained Compensia, a national compensation consulting firm, to assist management in reviewing human resources and compensation matters. Specifically, Compensia prepared an executive compensation assessment that analyzed the then-current cash and equity compensation of our senior management team. Compensia did not provide any services in 2010. In 2011, in preparation for this offering, Compensia was engaged to provide the following services:

proposing a peer company group composed of public and private companies with comparable revenues;

providing cash and equity compensation data for Compensia’s proposed peer group, as well as a peer group proposed by management;

reviewing our executive compensation policies and practices, including our long-term compensation and severance program design;

reviewing our director compensation program; and

assisting management in preparing a compensation risk assessment of our broad-based employee compensation practices.

Compensia has been paid by us and management has had the ability to direct Compensia’s work. Compensia has not been present at the deliberations of the board or the compensation committee. The total cost of these services did not exceed $50,000 in any given year. Following this offering, the board and/or the compensation committee will consider retaining its own independent compensation consultant.

Use of Market Compensation Data; Creation of Peer Group. Prior to 2011, we did not utilize a peer group of companies in setting compensation or benchmark our compensation to a specific level. In reviewing compensation levels for our named executive officers for 2009 and early 2010, management and members of the board referenced, as a touchstone and without specifically benchmarking to a given level, the 2009 Compensia Report. The 2009 Compensia Report analyzed the cash and equity compensation of our employees holding positions at the vice president and general manager levels and above against compensation data of other privately-held companies. In preparing this analysis, Compensia used the Advanced HR—Option Impact Pre-IPO Compensation Database (information technology companies with revenues of $50 million to $100 million) for equity compensation information and Compensia’s own proprietary pre-IPO executive compensation database (information technology companies with revenues of $50 million to $200 million) for cash compensation. The 2009 Compensia Report determined that, in 2009, the cash compensation of our senior management team, including our executive officers, was generally below the 10th percentile of the market data, and equity compensation was, on average, at the 75th percentile. Although neither management nor our board had targeted these percentiles, the conclusions of this analysis were consistent with the general design philosophy of 2009 and early 2010 that equity compensation should be the predominant component of our compensation program, with limited cash compensation.

In 2010, as our business rapidly progressed and as we determined that we needed to hire executive officers with experience stemming from their work for much larger, mature public companies, management and our board members did not rely on the 2009 Compensia Report. Instead, we relied heavily on the reasonable business judgment of our board members and officers (which includes their knowledge and experience with the hiring of hundreds of employees by Zynga in the last two years), and negotiations with the new hire candidates, in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent. Management consulted the data provided in the 2010 Radford Global Technology Survey and the PayScale database as reference points, without benchmarking to any given percentile.

We expect that our compensation practices and design will change as we transition to being a public company. As part of this transition, our Chief Executive Officer and Chief People Officer have been working with Compensia and our board to develop a set of peer group companies for use following this offering. Compensia has proposed a set of peer group companies, listed below, based on the software and internet industry, with revenue of between $500 million and $1.5 billion, and that are either late-stage private companies or comparable public companies. Compensia will be providing compensation data to management for these companies. While this proposed list includes peers, as determined in accordance with market standards for determining peer companies, this list does not reflect the entire set of companies that we have regularly had to compete with, and expect to continue to compete with, for hiring and retaining executive talent. Therefore, we have requested that Compensia also provide data for a second set of peer companies, listed below. We expect that management and the board will review the peer company data for these two lists as relevant data points, without necessarily benchmarking to any given level of compensation.

Company Name	Compensia Peer List	Company Requested Peer List
Activision Blizzard, Inc.	X	X
Adobe Systems Incorporated	X
Akamai Technologies Inc.	X
Amazon.com, Inc.		X
AOL, Inc.	X
Apple Inc.		X
Autodesk, Inc.	X
Citrix Systems, Inc.	X
Compuware Corporation	X
DreamWorks Animation SKG, Inc.	X	X
Electronic Arts Inc.	X	X
Facebook, Inc.		X
Google Inc.		X
IAC/InterActiveCorp	X
LinkedIn Corporation		X
Lucasfilm Ltd.		X
Microsoft Corporation		X
Monster Worldwide Inc.	X
NetApp, Inc.		X
Netflix, Inc.	X	X
Nintendo of America Inc.		X
Pixar Animation Studios		X
Red Hat, Inc.	X
Rovi Corporation	X
salesforce.com, inc.	X	X
Sony Computer Entertainment America LLC		X
Take-Two Interactive Software, Inc.	X	X
THQ Inc.	X	X
Tibco Software, Inc.	X
VeriSign Inc.	X
Yahoo! Inc.		X

Executive Compensation Program Components

Base Salary. We provide base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty in the face of working for a privately-held company and having a meaningful portion of their compensation “at risk” in the form of equity awards covering the shares of a private company. The board of directors recognizes the importance of base salaries as an element of compensation that helps to attract highly qualified executive talent.

Base salaries for our executive officers were established primarily based on individual negotiations with the executive officers when they joined us and reflect the scope of their anticipated responsibilities, the individual experience they bring, the board members’ experiences and knowledge in compensating similarly situated individuals at other companies, our then-current cash constraints, and a general sense of internal pay equity among our executive officers.

The board does not apply specific formulas in determining base salary increases. In determining base salaries for 2010 for our continuing named executive officers, no adjustments were made to the base salaries of any of our named executive officers, as the board or compensation committee determined, in their independent judgment and without reliance on any survey data, that existing base salaries, taken together with other elements of compensation, provided sufficient fixed compensation for retention purposes. For Messrs. Wehner, Van Natta and Chiang, each of whom was hired in 2010, the board established initial base salaries (and, in the case of Mr. Van Natta, his original consulting fee rate), using reasonable business judgment and without reference to survey data, based on the results of individual negotiations, the compensation packages that Messrs. Wehner and Chiang were forgoing at their then-current employers, and taking into consideration, in a general sense, the base salaries of the other executive officers and the value of the other elements of each candidate’s negotiated new-hire compensation package (including signing bonuses and equity awards).

Name	2010 Salary
Mark Pincus	$300,000
Owen Van Natta	200,000	(1)
David M. Wehner	225,000
Steven Chiang	300,000
Reginald D. Davis	200,000
Mark Vranesh	200,000

(1)	Mr. Van Natta served as a consultant from April 2010 to August 2010, and his monthly consulting fee was set at $25,000 per month (or $300,000 on an annualized basis) based on the factors described above. His base salary as an employee was set at a lower rate based on negotiations and taking into consideration, in a subjective fashion, the value of the equity awards he would receive as an employee.

Cash Bonuses. Prior to this offering, our employees, including our executive officers, have been eligible to earn discretionary performance bonuses based on individual and company performance. The amount of the bonus earned, and the evaluations of individual and corporate performance, were determined in a subjective manner, without specific weightings or a formula. The overall performance of the company, as evaluated by our Chief Executive Officer and the board without reference to specific pre-established corporate goals, was the critical factor for determining payouts.

Historically, we have not set target bonus amounts, expressed as a percentage of base salary or otherwise, for our executive officers, either at the time of hire or at the start of a given performance period. Each executive officer could earn an annual bonus of up to 100% of his earned base salary in a given year, which our board felt was an appropriate percentage given the relatively low base salaries of our executive officers. In connection with the recent hiring of Mr. Chiang, and consistent with the bonus opportunity provided to the other executive officers, the board approved an annual cash bonus target of 100% of base salary but with a guaranteed minimum payout of $400,000 (that is, 133% of base salary) for each of the first two full years of his employment. The decision to provide a guaranteed payment was made based on individual negotiations with Mr. Chiang, which reflected, in large part, the bonus and equity compensation opportunities that he was forgoing with his prior employer, the Chief Executive Officer’s recommendation and the board’s determination of the essential need to attract and retain Mr. Chiang.

For our 2010 bonus program, our Chief Executive Officer established, in consultation with the board, objectives and key results, or OKRs, for senior management. The OKRs for our Chief Executive Officer were based on overall corporate performance, and the OKRs of the other named executive officers were based on company performance within their functional unit. No amount of bonus was allocated to a specific OKR. Rather, at the end of each quarter, the Chief Executive Officer reviewed our overall performance and strategic and competitive positioning, as well as each executive officer’s performance, taking into account the OKRs. The Chief Executive Officer then made recommendations to Mr. Feld for the amount that should be awarded as a bonus for that quarter for each of the named executive officers, including him. For 2010, Mr. Feld concurred with the Chief Executive Officer’s bonus recommendations, and these recommendations were approved by the board. In addition to the specific individual factors for each executive as discussed below, in determining bonuses for 2010, the board took into account, in the first quarter and each following quarter, strong increases in bookings, in the second quarter, the successful launch of FrontierVille, in the second and third quarters, the impact on our business of changes in certain aspects of the Facebook platform and, in the fourth quarter, the successful launch of CityVille. 2010 payout levels and critical achievements and considerations for each executive were:

Mark Pincus. Mr. Pincus’s quarterly bonuses were $22,500, $0, $75,000 and $37,500, and reflected our success in increasing the number of players across our various games, increasing bookings each quarter and leading relationships with commercial partners.

Owen Van Natta. Mr. Van Natta was not eligible for a bonus payment until he transitioned to employment status in August 2010. His bonuses of $23,077 and $25,000 for the third and fourth quarters reflected his role in providing strategic advice, identifying acquisitions and developing and enhancing relationships with commercial partners.

David M. Wehner. Mr. Wehner’s bonuses of $34,615 and $28,125 for the third and fourth quarters reflected his success related to instituting financial planning systems, maintaining and developing relationship with investors and overseeing the acquisition and integration of companies, including Newtoy.

Steven Chiang. Mr. Chiang received his guaranteed payout of $100,000 per quarter (pro-rated based on his start date for the second quarter).

Reginald D. Davis. Mr. Davis’s quarterly bonuses were $15,000, $25,000, $50,000 and $25,000, and reflected his role in providing corporate legal support for all acquisitions and other transactions in 2010, protecting our intellectual property in pending litigation, including the settlement discussed below and working to expand our intellectual property portfolio.

Mark Vranesh. Mr. Vranesh’s quarterly bonuses were $15,000, $10,000, $15,000 and $15,000, and reflected his timely completion of the 2008 and 2009 audits, his role in launching our updated tax, accounting and payment systems and his contributions toward preparing our financial operations for this offering.

From time to time, the Chief Executive Officer has recommended, and the board has approved, special discretionary bonuses for significant achievements to reward superior performance. In 2010, the board approved a one-time $500,000 special bonus to Mr. Davis in recognition of his critical role in securing a company-favorable settlement of material litigation.

In addition, from time to time, the Chief Executive Officer has recommended, and the board has approved, special signing bonuses in order to attract key talent. The board approved these signing bonuses based on individual negotiations which reflect, in large part, bonus and equity compensation opportunities that these executive officers were foregoing from their prior employers, the CEO’s recommendations, and the board’s determination of the essential need to attract and retain these executive officers. Specifically, the board approved cash signing bonuses of $1.25 million for Mr. Wehner and $2.0 million for Mr. Chiang in light of the significant compensation opportunities that each was forgoing by leaving his prior employer to join Zynga.

Equity Compensation. As a privately-held company, we have historically used restricted stock units and, to a lesser extent, options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach has allowed us to attract and retain key talent in our industry and aligned our executive team’s contributions with the long-term interests of the company and our stockholders. We grant stock options with an exercise price not less than the fair market value of our common stock on the date of grant, so these options will have value to our executive officers only if the fair market value of our common stock increases after the date of grant and the date of vesting. Typically, stock options granted to our executive officers vest over four years. Our ZSUs have historically generally included both a multi-year (generally over four years) time-based vesting condition and a liquidity event vesting condition (that is, the effectiveness of either a change in control transaction or an initial public offering), allowing them to serve as an effective retention tool while also motivating these executive officers to work toward corporate objectives that provide a meaningful return to our stockholders.

In addition, our board has approved certain executive grants of options and restricted stock units containing accelerated vesting provisions upon an involuntary termination (both termination without cause and resignation for good reason) as well as upon certain material change in control transactions. Our board believes these accelerated vesting provisions reflect current market practices, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allow us to attract and retain highly qualified executive officers. In addition, we believe these accelerated vesting provisions will allow our executive officers to focus on closing a transaction that may be in the best interest of our stockholders even though the transaction may otherwise result in a termination of their employment and, absent such accelerated vesting, a forfeiture of their unvested equity awards. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under “—Potential Payments Upon Termination and Upon Termination and Change in Control.”

From time to time, we have granted to our employees generally, including our executive officers, options with an early exercise feature that allows the holder of the option to exercise and receive unvested shares of our stock, so that the executive may exercise and have a greater opportunity for gains on the shares to be taxed at long-term capital gain rates rather than ordinary income rates. Several of our executive officers hold unvested shares as a result of early exercising their option grants. Our board believes this early exercise feature reflects current market practices for private companies, based on the collective knowledge and experiences of our board members (and without reference to specific peer group data), and allows us to attract and retain highly qualified employees.

In determining the form, size and material terms of executive equity awards, our board customarily considered, among other things, individual negotiations with the executive officers at their time of hire (particularly the equity opportunities they were leaving behind at their prior employers), the executive officer’s total compensation opportunity, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, the CEO’s recommendations, internal pay equity as among our executive officers, notable performance accomplishments, adjustments to duties and the retention implications of existing grants.

In 2010, our board of directors made the grants to our executive officers set forth below. Due to the complexity of valuing our common stock for purposes of the Internal Revenue Code of 1986 Section 409A, our

board generally granted ZSUs instead of options. In determining the size of the equity grants in 2010, our board generally considered the CEO’s recommendations, the executive officer’s existing equity award holdings (including the unvested portion of such awards), internal pay equity, our retention and incentive goals, and, as applicable, negotiations with the executive at the time of his hiring. In particular, the board considered the following:

Mark Pincus. Consistent with Mr. Pincus’s recommendation, the board determined that Mr. Pincus’s existing unvested stock options (including his 2009 option grant covering 6,400,000 shares) and vested stock holdings provided the necessary motivation and retention incentive and therefore did not award any equity grants to him in 2010.

Owen Van Natta. The board granted Mr. Van Natta 6,750,000 options and 2,250,000 ZSUs, including 1,000,000 ZSUs granted to him in his role as a director. The board determined that this size of the award was necessary given the other employment opportunities available to Mr. Van Natta at the time of his negotiations with the company.

David M. Wehner. The board granted Mr. Wehner 2,500,000 ZSUs. The board determined that this size of award was necessary given the significant compensation opportunities Mr. Wehner was forgoing at his prior employer.

Steven Chiang. The board granted Mr. Chiang 4,000,000 ZSUs. The board determined that this size of award was necessary given the significant equity compensation opportunities Mr. Chiang was forgoing at his prior employer.

Reginald D. Davis. The board granted Mr. Davis two ZSU awards. The first award consisted of 573,334 ZSUs, reflecting the board’s decision to provide Mr. Davis with additional awards to have his total equity rights reach 2.6 million shares, which the board determined was the appropriate level at that time for internal pay equity. The second grant consisted of 40,000 ZSUs, reflecting the board’s recognition of his significant contributions toward the company-favorable settlement of material litigation in 2010.

Mark Vranesh. The board granted Mr. Vranesh 200,000 ZSUs, for retention purposes, in light of his substantially vested prior awards, and reflecting his new role in 2010 as Chief Accounting Officer.

Post-Employment Compensation

In hiring our executive officers, we recognized that many of our desired candidates were leaving the security of employment with more mature companies where they had existing severance and change of control compensation rights. Accordingly, we sought to develop compensation packages that could attract qualified candidates to fill our most critical positions. At the same time, we were sensitive to the need to integrate new executive officers into our existing executive compensation structure. To achieve this balance, in 2008 and 2009, our board granted equity awards to our more senior executive officers with limited single and double trigger vesting protections (generally 25% of the award will vest on a change of control, and another 25% will vest on a subsequent termination). We believe these equity acceleration provisions will help our executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of our company and a potential for the termination of their employment.

In September 2011, our compensation committee approved our Change in Control Severance Benefit Plan, or our Change in Control Plan. Each of our employees at the level of vice president or above, including our executive officers, is eligible to participate in the Change in Control Plan. Upon a change in control (as defined in our 2011 Equity Incentive Plan), each then-current participant (including a participant who, within 30 days before a change in control, suffers an involuntary termination without cause or a resignation for good reason) will receive, in exchange for a release of claims, accelerated vesting of 25% of the total number of shares subject to each equity award held by such participant. Additionally, for participants who are at the level of senior vice president or above, including our executive officers, if such participant suffers an involuntary termination without cause or a resignation for good reason within 30 days before or 18 months following a change in control, he or she will receive, in exchange for a release of claims, accelerated vesting of an additional 25% of the total number of shares subject to each equity award held by such participant. The Change in Control Plan is designed to provide an internally consistent and equitable standard of accelerated vesting benefits, triggers and conditions for our more senior level employees. We believe that a pre-existing plan will allow our executive officers to focus on continuing normal business operations and the success of a potential business combination that may not be in their personal best interests, and to maintain a balanced perspective in making overall business decisions during a potentially uncertain period. We believe the size and terms of the benefits provide an appropriate balance between the costs and benefits to stockholders. We also believe these benefits are consistent with the benefits offered by companies with whom we compete for talent, and so allow us to recruit and retain key executive talent.

In addition, as part of our negotiations with Messrs. Wehner, Van Natta and Chiang at the time they were hired, the board approved additional cash and equity acceleration protections in the event of their involuntary terminations of employment, including but not limited to terminations following a change in control. The amount and terms of these benefits reflect the negotiations of each of the executive officers with the company, as well as a desire to reflect internal pay equity among our executive officers with respect to the acceleration rights held by our existing officers. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization. These benefits also encourage these executive officers to maintain continued focus and dedication to their responsibility to help maximize stockholder value in the face of decisions that are in the best interests of our stockholders but not necessarily in the executive officers’ own personal best interests.

The terms and conditions of employment for each of our named executive officers are set forth in written letter agreements. For a summary of the material terms and conditions of these letters, see “—Offer Letter Agreements” below. For a summary of the material terms and conditions of the severance and change in control arrangements in effect as of December 31, 2010, see “—Potential Payments Upon Termination and Change in Control.”

Employee Benefits

We provide standard health, dental, vision, life and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible employees. Our executive officers may also participate in our broad-based 401(k) plan, which currently does not include a company match or discretionary contribution. We believe these benefits are consistent with the broad based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees.

We also provide certain perquisites to our named executive officers. In considering potential perquisites, we consider the cost to us as compared to the value of providing such perquisites. In 2010, we provided supplemental relocation compensation to both Messrs. Wehner and Chiang, recognizing that such costs were critical to our ability to attract these individuals to join us. We also covered the costs of parking at our offices for all named executive officers as well as other executives and we have leased a car for Mr. Pincus, as we believe that these benefits are consistent with the benefits offered to similarly situated executives at other companies. In 2010, we paid for certain security services for Mr. Pincus. We believe these expenses are reasonable and appropriate, consistent with expenses covered by other companies for their chief executives and in the best interest of the company and its stockholders. We provided Mr. Davis a bonus in the form of a paid two-night trip to see a concert out of town, in recognition of his dedication and long hours worked in 2009 and 2010. We have provided de minimis stipends, and related tax gross-ups, to our officers for expenses incurred in connection with certain offsite business trips, in lieu of addressing those expenses through a formal expense reimbursement process. Our board believes that these perquisites are important for attracting and retaining key talent.

Equity Granting Policies

We encourage our named executive officers to hold a significant equity interest in our company, but have not set specific ownership guidelines.

While our board of directors has delegated authority to our compensation committee to grant equity awards to executive officers, all equity awards previously granted to our executive officers have been granted by our full board of directors.

Prior to this offering, we did not have any program, plan or obligation that required us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

In the absence of a public trading market for our common stock, our board of directors has historically determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including our financial condition, the likelihood of a liquidity event, the liquidation preference of our participating preferred stock, the price at which our preferred stock was sold, the enterprise values of comparable companies, our cash needs, operating losses, progress in the development of our games, market conditions, material risks to our business and valuation reports obtained from independent valuation firms.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Section 162(m) of the Code limits the amount that a public company may deduct from federal income taxes for remuneration paid to executive officers (other than the chief financial officer) to one million dollars per executive officer per year, unless certain requirements are met. Section 162(m) provides an exception from this deduction limitation for certain forms of “performance-based compensation,” as well as for the gain recognized by executive officers upon the exercise of qualifying compensatory stock options. While our board is mindful of the benefit to us of the full deductibility of compensation, our board believes that it should not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. We have not adopted a policy that requires that all compensation be deductible. We intend to continue to compensate our executive officers in a manner consistent with the best interests of the company and our stockholders.

Taxation of “Parachute” Payments and Deferred Compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Section 409A of the Code. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999, or 409A of the Code during 2010, and we have not agreed and are not otherwise obligated to provide any named executive officers with such a “gross-up” or other reimbursement.

Accounting Treatment. The accounting impact of our compensation programs is one of many factors that are considered in determining the size and structure of our programs, so that we can ensure that our compensation programs are reasonable and in the best interests of our stockholders. Authoritative accounting guidance on stock compensation requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. Authoritative accounting guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Compensation Recovery Policies

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act and will adopt a compensation recovery policy once final regulations on the subject have been adopted.

Compensation Risk Assessment

In connection with this offering, our board of directors engaged Compensia to assist the board in evaluating the potential risks associated with the structure and design of our various compensation plans, including a comprehensive review of the material compensation plans and programs for all employees. Our material plans and programs operate within our larger corporate governance and review structure that serves and supports risk mitigation.

2010 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer (who is now our Chief Accounting Officer) and our other three most highly compensated executive officers during 2010 (including our former Executive Vice President and Chief Business Officer). We refer to these individuals in this prospectus as our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Mark Pincus Chief Executive Officer, Chief Product Officer and Chairman	2010	$301,154	$135,000		$—	—	$84,085	(4)	$520,239

Owen Van Natta(5) Former Executive Vice President and Chief Business Officer	2010	76,923	48,077		—	$28,595,363	100,625	(6)	28,820,988

David M. Wehner(7) Chief Financial Officer	2010	95,192	1,812,740	(8)	—	—	625		1,908,557

Steven Chiang(9) Executive Vice President, Games	2010	242,308	2,876,921	(10)	—	—	42,458	(11)	3,161,687

Reginald D. Davis Senior Vice President, General Counsel and Secretary	2010	200,769	615,000		—	—	9,555	(12)	825,324

Mark Vranesh Chief Accounting Officer	2010	200,769	55,000		—	—	2,171	(13)	257,940

(1)	In accordance with SEC rules, this column reflects the grant date fair value of ZSUs calculated in accordance with ASC Topic 718 for stock-based compensation transactions. Our ZSUs are subject to both time-based vesting and a liquidity event-based vesting component, as described in detail in “—Grants of Plan-Based Awards Table—2010 Restricted Stock Unit Grants” below. As of the grant date and December 31, 2010, the liquidity events were considered not “probable” of occurring. As a result, the grant date fair value of the ZSUs, for purposes of this table, is $0. Assuming that both of the vesting conditions to the awards were met, based on a value of the common stock of $6.435 per share as of the date of grant, the value of the awards as of the grant date would be $14,478,750 for Mr. Van Natta, $16,087,500 for Mr. Wehner, $25,740,000 for Mr. Chiang, $3,946,804 for Mr. Davis and $1,287,000 for Mr. Vranesh. Mr. Pincus did not receive a stock award in 2010. For a discussion of the valuation of the Class B common stock as of the grant date of the ZSUs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”

(2)	This amount does not reflect the actual economic value realized by the named executive officer. In accordance with SEC rules, this column represents the grant date fair value of stock options, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. For additional information on the valuation assumptions, see Notes to Consolidated Financial Statements at Note 8, “Stockholders’ Equity—Stock-Based Compensation.”

(3)	The dollar amounts in this column include payments for parking expenses for each named executive officer.

(4)	Includes payments in the aggregate amount of $12,998 for vehicle leasing expenses and $69,587 for security provided to Mr. Pincus.

(5)	Mr. Van Natta joined us on August 16, 2010 and resigned on November 16, 2011.

(6)	Includes the payout of $100,000 to Luminor Group LLC, of which Mr. Van Natta is a general partner, in connection with certain business strategy consulting services.

(7)	Mr. Wehner joined us on August 2, 2010.

(8)	Includes a relocation bonus in the amount of $500,000.

(9)	Mr. Chiang joined us on March 15, 2010.

(10)	Includes a relocation bonus in the amount of $601,921.

(11)	Includes the payment of $41,208 for Mr. Chiang’s documented relocation expenses to assist with moving costs and temporary accommodations expenses.

(12)	Includes a bonus payable to attend a concert and stay in a hotel for two nights, plus a gross-up for taxes, and a cash stipend paid in connection with a legal department trip, plus a gross-up for taxes.

(13)	Includes a cash stipend paid in connection with a finance department trip, plus a gross-up for taxes.

Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to the named executive officers during the year ended December 31, 2010. These amounts have been adjusted to reflect a two-for-one stock split completed in April 2011. The equity awards granted during the year ended December 31, 2010 identified in the table below are also reported in “Outstanding Equity Awards as of December 31, 2010.” For additional information regarding incentive plan awards, please refer to the “Executive Compensation—Employee Benefits and Stock Plans.”

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Target (#)
Mark Pincus	—	—	—	—	—
Owen Van Natta	9/17/2010	—	6,750,000	$6.435	$28,595,363	(1)
	9/17/2010	2,250,000	—	—	14,478,750	(2)
David M. Wehner	9/17/2010	2,500,000	—	—	16,087,500	(2)
Steven Chiang	4/15/2010	4,000,000	—	—	25,740,000	(2)
Reginald D. Davis	4/15/2010	613,334	—	—	3,946,804	(2)
Mark Vranesh	4/15/2010	200,000	—	—	1,287,000	(2)

(1)	This amount does not reflect the actual economic value realized by the named executive officer. In accordance with SEC rules, this amount represents the grant date fair value of this equity award, in accordance with ASC Topic 718 for stock-based compensation. For additional information on the valuation assumptions, see the Notes to Consolidated Financial Statements at Note 8, “Stockholders’ Equity—Stock-Based Compensation.”

(2)	Amounts reflect the fair value of ZSUs issued to the named executive officer on the date of grant, calculated in accordance with ASC Topic 718 for stock-based compensation transactions. The fair value of our Class B common stock was $6.435 per share as of the grant date. These awards are subject to time-based vesting and a liquidity event-based vesting component, as described in detail in “2010 Restricted Stock Unit Grants” below. The amounts in the table assume that both of the vesting conditions to the awards are met. For a discussion of the valuation of the Class B common stock as of the grant date of the ZSUs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock-Based Compensation.”

2010 Restricted Stock Unit Grants

During 2010, our board of directors issued ZSUs to certain of our named executive officers. These ZSUs, which have a term of seven years and are settled in shares of our Class B common stock, vest only upon the satisfaction of both a service-based vesting condition and a liquidity event-based vesting condition. The liquidity event-based vesting condition can only be satisfied upon the earlier of (a) the signing of an underwriting agreement in connection with an underwritten public offering by us of our securities that are registered under the Securities Act of 1933, as amended, or the Securities Act, or (b) a change of control (as defined in our 2007 Equity Incentive Plan). The service-based vesting condition can be satisfied in installments as follows: (1) the condition will be satisfied as to 1/4 of the total shares underlying the ZSU on the one year anniversary of the vesting commencement date, and (2) on each subsequent three month anniversary of the vesting commencement date (continuing for three years from the one year anniversary of the vesting commencement date) an additional 1/16th of the total shares underlying the ZSU will vest. The values included in the “Stock Awards” column of the 2010 Summary Compensation Table above represent the fair value of these awards based on the assumed occurrence of the vesting conditions of the awards on the date of grant.

Outstanding Equity Awards as of December 31, 2010

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2010.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)		Number of Securities Underlying Unexercised Options Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Mark Pincus	800,000	(2)	—		$0.12815	11/19/2018	—		—
	6,400,000	(3)	—		0.17065	4/30/2019	—		—

Owen Van Natta	—		6,750,000	(4)	6.435	9/17/2020	—		—
	—		—				2,250,000	(5)	$14,478,750

David M. Wehner	—		—				2,500,000	(6)	16,087,500

Steven Chiang	—		—				3,200,000	(7)	20,592,000
							800,000	(8)	5,148,000

Reginald D. Davis	1,378,436	(9)			0.17065	5/13/2019	—		—
	—		—				26,666	(10)	171,596
	—		—				40,000	(11)	257,400
	—		—				573,334	(12)	3,689,404

Mark Vranesh	480,000	(13)	—		0.17065	4/8/2019	—		—
	—		—				200,000	(14)	1,287,000

(1)	Represents the market value of the shares underlying the ZSUs as of December 31, 2010, based on an assumed fair market value of our Class B common stock of $6.435 per share on December 31, 2010.

(2)	1/48th of the total shares subject to this option grant vest monthly starting November 19, 2008, subject to continued service to us through each vesting date. Of the shares underlying this option, 416,667 shares were vested as of December 31, 2010. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(3)	1/48th of the total shares subject to this option grant vest monthly starting April 30, 2009, subject to continued service to us through each vesting date. Of the shares underlying this option, 2,666,667 shares were vested as of December 31, 2010. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(4)	1/4th of the total shares subject to this option grant vested on August 16, 2011. The remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to this option each month thereafter. Of the shares underlying this option, no shares were vested as of December 31, 2010.

(5)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on August 16, 2011 and, as to the remaining shares, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(6)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on August 2, 2011 and, as to the remaining shares, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(7)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on March 15, 2011. The remaining shares vest in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(8)	The service-based vesting condition will be satisfied as to all of the total shares underlying the ZSU on March 15, 2015, subject to continued service to us through each vesting date.

(9)	1/4th of the total number of shares subject to the option became vested on May 11, 2010 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to continued service to us through each vesting date. Of the shares underlying this option, 170,102 shares were vested as of December 31, 2010. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(10)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on October 1, 2010. The remaining shares vest, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(11)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on January 15, 2011. The remaining shares vest, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(12)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on April 15, 2011. The remaining shares vest, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

(13)	1/4th of the total number of shares subject to the option became vested on April 8, 2010. The remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter, subject to continued service to us through each vesting date. Of the shares underlying this option, 200,000 shares were vested as of December 31, 2010. This option is early exercisable and to the extent any of such shares are unvested as of a given date, such shares will remain subject to a right of repurchase by us.

(14)	The service-based vesting condition was satisfied as to 1/4th of the total shares underlying the ZSU on April 15, 2011. The remaining shares vest, in equal quarterly installments thereafter, subject to continued service to us through each vesting date.

Stock Option Exercises and Stock Vested During 2010

The following table shows information regarding options that were exercised by our named executive officers during the year ended December 31, 2010.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Mark Pincus	—	—
Owen Van Natta	—	—
David M. Wehner	—	—
Steven Chiang	—	—
Reginald D. Davis	155,364	$973,254
	466,200	2,920,440
Mark Vranesh	—	—

(1)	The aggregate dollar amount realized upon the exercise of the options represents the amount by which (x) the aggregate market price of the shares of our Class B common stock on the date of exercise, as calculated by using a per share value of $6.435, which is an assumed fair value as of the date of exercise, exceeds (y) the aggregate exercise price of the option, as calculated using a per share exercise price of $0.17065.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments upon Termination or Change in Control

The section below describes the payments that we would have made to our named executive officers in connection with certain terminations of employment and/or certain corporate transactions like a change in control, if such events had occurred on December 31, 2010.

Mark Pincus

Under the founder restricted stock purchase agreement, dated as of November 2, 2007, as amended, Mr. Pincus is entitled to acceleration of all unvested shares of restricted stock granted thereunder upon a change of control. In addition, under the stock option agreement for the option to purchase 6,400,000 shares of Class B common stock granted on April 30, 2009, Mr. Pincus is entitled to (i) acceleration of vesting of the lesser of 25% of the total number of shares subject to the stock option or all of the remaining unvested shares upon a change in control and (ii) upon termination without cause or by the employee for good reason within 12 months after a change in control, additional acceleration of vesting of the lesser of 25% of the total number of shares subject to the stock option or all of the remaining unvested shares.

The following table sets forth quantitative estimates of the benefits that Mr. Pincus would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)	Continued Benefits ($)	Equity Acceleration ($)(1)		Total ($)
Involuntary termination	—	—	—	—		—
Change in control and involuntary termination	—	—	—	$114,927,208	(2)	$114,927,208
Change in control and employment continues	—	—	—	104,904,248	(3)	104,904,248

(1)	Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010 and the exercise price of the option, multiplied by the number of accelerated shares. Amounts included in the table for restricted stock acceleration are based on the number of shares of restricted stock that would accelerate multiplied by the assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010.

(2)	Represents (i) the value of full acceleration on all unvested shares pursuant to a founder’s stock purchase agreement in the event of a change in control in the amount of $94,881,288 and (ii) the value of acceleration of vesting of 25% of the total shares underlying an option grant dated April 30, 2009 triggered by change in control and acceleration of an additional 25% of the total shares underlying the same option in the event of termination following change in control. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated shares and the option would be $165,441,165.

(3)	Represents (i) the value of full acceleration on all unvested shares pursuant to a founder’s stock purchase agreement in the event of a change in control in the amount of $94,881,288 and (ii) the value of acceleration of vesting of 25% of the total shares underlying an option grant dated April 30, 2009 in the event of a change in control. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated shares would be $150,914,205.

Owen Van Natta

In November 2011, we entered into a transition letter agreement with Owen Van Natta in connection with his resignation from employment as Executive Vice President and Chief Business Officer. For more information, see the section titled “—Offer Letter Agreements”. However, under the prior offer letter agreement and his option and ZSU agreement as in effect on December 31, 2010, upon a termination of Mr. Van Natta’s employment without cause, Mr. Van Natta would have received the following severance benefits: (i) continuation of base salary calculated at a rate in effect as of December 31, 2010 for six months, (ii) acceleration of vesting of 25% of the unvested shares underlying his option, (iii) acceleration of the time-based vesting component equal to 25% of the unvested shares underlying his ZSU award, and (iv) paid premiums for continued healthcare benefits for up to the first six months following termination of employment. In addition, under his option and restricted stock award agreements granted on September 17, 2010, in the event that Mr. Van Natta was terminated without cause or resigned for good reason within 90 days prior to the signing of an agreement that results in a change in control, assuming such events occurred on December 31, 2010, or any time following, a change in control, all of his unvested ZSUs and options would have vested in full.

The following table sets forth quantitative estimates of the benefits that Mr. Van Natta would have received in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)		Bonus Continuation ($)	Continued Benefits ($)		Equity Acceleration ($)(1)		Total ($)
Involuntary termination not followed by a liquidity event	$100,000	(2)	—	$7,736	(3)	$—	(4)	$107,736
Involuntary termination followed by a liquidity event	100,000	(2)	—	7,736	(3)	3,619,688	(4)	3,727,424
Change in control and involuntary termination	100,000	(2)	—	7,736	(3)	14,478,750	(5)	14,586,486
Change in control and employment continues	—		—	—		—		—

(1)	Amounts included in the table for stock option acceleration are calculated as the difference between an assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010 and the exercise price of the option, multiplied by the number of shares. Amounts included in the table for accelerated ZSUs are based on the number of accelerated shares underlying the ZSU times the assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010.

(2)	Represents six months base salary calculated at a rate in effect as of December 31, 2010.

(3)	Represents the value of six months of continued healthcare benefits at an estimated value consistent with the value of benefits provided to our executives in December 31, 2010.

(4)	Represents the value of acceleration of vesting of the time-based vesting component equal to 25% of the unvested ZSUs as of December 31, 2010, based on an assumed fair market value of $6.435 as of December 31, 2010. In connection with Mr. Van Natta’s commencement of employment, he received a stock option to purchase up to 6,750,000 shares of our Class B common stock. Upon termination for any reason other than cause, the vesting of the shares underlying this option would accelerate as to 25% of the total number of shares underlying this option. The intrinsic value of accelerated options is zero because there was no difference between the exercise price of his option and the assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated ZSUs and the option would be $9,953,438.

(5)	Represents the value of acceleration of 100% of the time-based vesting component of all ZSUs and options based on an assumed fair market value of $6.435 per share as of December 31, 2010. In connection with Mr. Van Natta’s commencement of employment, he received a stock option to purchase up to 6,750,000 shares of our Class B common stock and 2,250,000 ZSUs. In the event that Mr. Van Natta was terminated without cause or resigned for good reason within 90 days prior to the signing of an agreement that results in a change in control, or any time following a change in control, the vesting of the shares underlying this option and his ZSUs would accelerate to 100%. The intrinsic value of accelerated options is zero because there was no difference between the exercise price of his option and the assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated ZSUs and the option would be $39,813,750.

David M. Wehner

Under the offer letter agreement and his ZSU agreement in effect on December 31, 2010, upon a termination of Mr. Wehner’s employment without cause, Mr. Wehner would have received the following severance benefits: (i) continuation of base salary calculated at a rate in effect as of December 31, 2010 for six months, (ii) acceleration of vesting of 25% of the unvested ZSU award, and (iii) paid premiums for continued healthcare benefits for up to the first six months following termination of employment. In addition, under his ZSU agreement in the event that Mr. Wehner is terminated without cause or resigns for good reason within 90 days prior to the signing of an agreement that results in a change in control, or any time following a change in control, the unvested ZSUs shall vest in full.

The following table sets forth quantitative estimates of the benefits that Mr. Wehner would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)		Bonus Continuation ($)	Continued Benefits ($)		Equity Acceleration ($)(1)		Total ($)
Involuntary termination not followed by a liquidity event	$112,500	(2)	—	$7,688	(3)	$—		$120,188
Involuntary termination followed by a liquidity event	112,500	(2)	—	7,688	(3)	4,021,875	(4)	4,142,063
Change in control and involuntary termination	112,500	(2)	—	7,688	(3)	16,087,500	(5)	16,207,688
Change in control and employment continues	—		—	—		—		—

(1)	Amounts included in the table for accelerated ZSUs are based on the number of accelerated shares underlying the ZSU times an assumed fair market value of $6.435 per share of our Class B common stock as of December 31, 2010.

(2)	Represents six months base salary calculated at a rate in effect as of December 31, 2010.

(3)	Represents the value of six months of continued healthcare benefits at an estimated value consistent with the value of benefits provided to our executives in December 31, 2010.

(4)	Represents the value of acceleration of vesting of 25% of the time-based vesting component of the unvested ZSUs as of December 31, 2010, based on an assumed fair market value of $6.435 per share as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated ZSUs would be $5,781,250.

(5)	Represents the value of acceleration of vesting of 100% of the time-based vesting component of all ZSUs as of December 31, 2010, based on an assumed fair market value of $6.435 per share as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated ZSUs would be $23,125,000.

Steven Chiang

Under the offer letter agreement in effect on December 31, 2010, upon a termination of Mr. Chiang’s employment without cause, Mr. Chiang would have received the following severance benefits: (i) continuation of base salary calculated at a rate in effect as of December 31, 2010 for 12 months, (ii) a lump sum payment equal to his guaranteed bonus for the year of termination, (iii) acceleration of the time-based vesting of unvested shares underlying his ZSU award equal to the number of shares that would have vested six months following termination and (iv) paid premiums for continued healthcare benefits for up to 12 months following termination.

The following table sets forth quantitative estimates of the benefits that Mr. Chiang would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)		Bonus Continuation ($)		Continued Benefits ($)		Equity Acceleration ($)(1)		Total ($)
Involuntary termination not followed by a liquidity event	$300,000	(2)	$400,000	(3)	$15,473	(4)	$—		$715,473
Involuntary termination followed by a liquidity event	300,000	(2)	400,000	(3)	15,473	(4)	6,435,000	(5)	7,150,473
Change in control and involuntary termination	300,000	(2)	400,000	(3)	15,473	(4)	6,435,000	(5)	7,150,473
Change in control and employment continues	—		—		—		—		—

(1)	Because there is no exercise price for ZSUs, the value received is calculated as the number of accelerated shares underlying the ZSU times an assumed fair market value of $6.435 per share of our Class B common stock as of December 31, 2010.

(2)	Represents twelve months base salary calculated at a rate in effect as of December 31, 2010.

(3)	The offer letter with Mr. Chiang provides that in the event of his termination for any reason other than cause, we will continue his guaranteed bonus for 12 months following termination. For the first two years of employment beginning February 10, 2010, Mr. Chiang is guaranteed a bonus of $400,000. If Mr. Chiang’s service terminated as of December 31, 2010, we would have been obligated to pay the bonus amount in addition to continuation of his salary for 12 months.

(4)	Represents the value of 12 months of continued healthcare benefits at an estimated value consistent with the value of benefits provided to our executives in December 31, 2010.

(5)	Represents the value of acceleration of the number of ZSUs that would have vested in the six months following termination based on an assumed fair market value of $6.435 per share as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the value of accelerated ZSUs would be $9,250,000.

Reginald D. Davis

Under the stock option agreement for the option to purchase 2,000,000 shares of Class B common stock granted on May 13, 2009, Mr. Davis is entitled to acceleration of vesting of the lesser of 25% of the total shares underlying his option or all of the remaining unvested shares upon a change in control. In addition, if Mr. Davis is terminated without cause or resigns for good reason within 12 months after a change in control, Mr. Davis is entitled to acceleration of vesting of the lesser of an additional 25% of the total shares underlying his option or all of the remaining unvested shares on the date of such termination.

The following table sets forth quantitative estimates of the benefits that Mr. Davis would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)	Continued Benefits ($)	Equity Acceleration ($)(1)		Total ($)
Involuntary termination	—	—	—	—		—
Change in control and involuntary termination	—	—	—	$6,264,350	(2)	$6,264,350
Change in control and employment continues	—	—	—	3,132,175	(3)	3,132,175

(1)	Amounts indicated in the table are calculated as the difference between an assumed fair market value of $6.435 per share of Class B common stock as of December 31, 2010 and the exercise price of the option, multiplied by the number of accelerated shares.

(2)	Represents the value of (i) acceleration of vesting of 25% of the total number of shares underlying the options in connection with a change in control and (ii) acceleration of vesting 25% of the total number of shares underlying options in the event of termination following a change in control, each based on an assumed fair market value of $6.435 per share less an exercise price of $0.17065 as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated options would be $9,079,350.

(3)	Represents the value of acceleration of vesting of 25% of the total number of shares underlying an option as of December 31, 2010, based on an assumed fair market value of $6.435 per share less an exercise price of $0.17065 as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated options would be $4,539,675.

Mark Vranesh

Under the stock option agreement for the option to purchase 2,080,000 shares of Class B common stock granted on June 3, 2008, Mr. Vranesh is entitled to acceleration of vesting of the lesser of 25% of the total shares underlying his option or all of the remaining unvested shares upon a change in control. In addition, if Mr. Vranesh is terminated without cause or resigns for good reason within 12 months after a change in control, Mr. Vranesh is entitled to acceleration of vesting of the lesser of an additional 25% of the total shares underlying his option or all of the remaining unvested shares on the date of such termination.

The following table sets forth quantitative estimates of the benefits that Mr. Vranesh would receive in the event of his termination and/or upon a change in control, assuming the event took place on December 31, 2010, the last business day of our most recently completed fiscal year.

Termination or Change in Control Event	Salary Continuation ($)	Bonus Continuation ($)	Continued Benefits ($)	Equity Acceleration ($)(1)		Total ($)
Involuntary termination	—	—	—	—		—
Change in control and involuntary termination	—	—	—	$4,726,640	(2)	$4,726,640
Change in control and employment continues	—	—	—	3,336,450	(3)	3,336,450

(1)	Amounts indicated in the table are calculated as the difference between an assumed fair market value of $6.435 per share of Class B common stock on December 31, 2010 and the exercise price of the option, multiplied by the number of accelerated shares.

(2)	Represents the value of (i) acceleration of vesting of 25% of the total number of shares underlying the option in connection with a change in control and (ii) acceleration of vesting 25% of the total number of shares underlying options in the event of termination following a change in control, each based on an assumed fair market value of $6.435 per share less an exercise price of $0.01875 as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated options would be $6,800,357.

(3)	Represents the value of acceleration of vesting of 25% of the total number of shares underlying the option as of December 31, 2010, based on an assumed fair market value of $6.435 per as of December 31, 2010. Assuming the fair market value per share was $9.25, which is the midpoint of the range reflected on the cover page of this prospectus, the intrinsic value of accelerated options would be $4,800,250.

Offer Letter Agreements

Mark Pincus

We entered into an amended and restated offer letter agreement with Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman, dated November 16, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Pincus’ current annual base salary is $300,000. Mr. Pincus has no rights to severance other than as an eligible participant in our Change in Control Severance Benefit Plan and limited accelerated vesting in the event of an involuntary termination following a change in control under his April 2009 option grant.

Owen Van Natta

We entered into a transition letter agreement with Owen Van Natta in connection with his resignation from employment as our Executive Vice President and Chief Business Officer on November 16, 2011. In connection with his employment, he was granted an option covering 6,750,000 shares of our Class B common stock at an exercise price of $6.435 per share. In addition, in connection with Mr. Van Natta’s commencement of employment and his service on our board of directors, he was granted 2,250,000 ZSUs. In connection with his resignation as an employee and his continued service as a member of our board of directors, Mr. Van Natta will cease to be eligible to vest in 796,875 of these ZSUs and remains eligible to continue vesting in 750,000 of these ZSUs. Mr. Van Natta is eligible for accelerated vesting of these 750,000 ZSUs as to the time-based vesting component upon a change in control while he is serving on the board or his failure to be re-nominated or re-elected to the board. As of his resignation date, Mr. Van Natta had vested in 2,109,375 shares subject to the option, and he has no further rights to vest in that option award. As part of the transition agreement, Mr. Van Natta may exercise his vested option for up to three years following his resignation date.

David Wehner

We entered into an amended and restated offer letter agreement with David Wehner, our Chief Financial Officer, dated November 16, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Wehner’s current annual base salary is $225,000. In connection with Mr. Wehner’s commencement of employment, he was initially granted 2,500,000 ZSUs. The offer letter provides that, in the event Mr. Wehner is terminated without cause (and other than a result of death or disability), we will continue his base salary for six months, pay the premiums for continued health benefits for up to six months and accelerate the time-based vesting on 25% of his then-unvested equity awards, subject to signing a release of claims. Mr. Wehner is also an eligible participant in our Change in Control Severance Benefit Plan.

Steven Chiang

We entered into an amended and restated offer letter agreement with Steven Chiang, our Executive Vice President, Games, on October 26, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Chiang’s current annual base salary is $300,000, and he is entitled to a guaranteed bonus of $400,000 per year for his first two years of employment (ending on March 31, 2012). Thereafter, Mr. Chiang is eligible to earn a discretionary bonus compensation of up to 100% of his base salary. In connection with Mr. Chiang’s commencement of employment, he was initially granted 3,200,000 ZSUs. The offer letter provides that, in the event Mr. Chiang is terminated without cause (and other than as a result of death or disability), we will continue his base salary for 12 months, pay any remaining guaranteed bonus, pay the premiums for continued health benefits for up to 12 months and accelerate the time-based vesting on any equity awards that would have become vested or exercisable as of the end of the six-month period immediately following termination, subject to signing a release of claims. Mr. Chiang is also an eligible participant in our Change in Control Severance Benefit Plan.

Reginald D. Davis

We entered into an amended and restated offer letter agreement with Reginald D. Davis, our Senior Vice President, General Counsel and Secretary, on October 26, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Davis’s current annual base salary is $225,000. In connection with Mr. Davis’s commencement of employment, he was initially granted an option to purchase up to 2,000,000 shares of our Class B common stock at an exercise price of $0.17065 per share. Mr. Davis is an eligible participant in our Change in Control Severance Benefit Plan and is eligible for limited accelerated vesting of his May 2009 option grant in connection with a change of control or an involuntary termination of employment within a year thereafter.

Mark Vranesh

We entered into an amended and restated offer letter agreement with Mark Vranesh, our Chief Accounting Officer, on October 25, 2011. The offer letter has no specific term and constitutes at-will employment. Mr. Vranesh’s current annual base salary is $200,000. In connection with Mr. Vranesh’s commencement of employment, he was initially granted an option to purchase up to 2,080,000 shares of our Class B common stock at an exercise price of $0.01875 per share. Mr. Vranesh is an eligible participant in our Change in Control Severance Benefit Plan and is eligible for limited accelerated vesting of his June 2009 option grant in connection with a change of control or an involuntary termination of employment within a year thereafter.

Employee Benefit and Stock Plans

2011 Equity Incentive Plan

Our board approved our 2011 Equity Incentive Plan, or our 2011 Plan, in October 2011 and our stockholders approved our 2011 Plan in November 2011. We may not make grants under our 2011 Plan until the effective date of this offering. Our 2011 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and any of our subsidiary corporations’ employees, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, or ZSUs, performance-based stock awards, and other forms of equity compensation to our employees, directors and consultants. Additionally, our 2011 Plan provides for the grant of performance cash awards to our employees, directors and consultants.

Authorized Shares. The maximum number of shares of our Class A common stock that may be issued under our 2011 Plan is 42,500,000 shares, plus, subject to certain limitations, (i) the number of shares available under our 2007 Plan as of the effective date of this offering and (ii) any shares subject to stock options, ZSUs or other stock awards granted under our 2007 Plan that expire or otherwise terminate without having been exercised in full and shares issued or issuable pursuant to stock awards granted under our 2007 Plan that are forfeited to, tendered to pay taxes or the exercise price, or repurchased by us from and after the effective date of this offering. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2011 Plan will automatically increase on January 1 of each year, beginning on January 1, 2012 and continuing through and including January 1, 2021, by 4% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or such lesser number of shares as determined by our board of directors.

Shares may be authorized but unissued or reacquired shares of our Class A common stock. Shares subject to stock awards granted under our 2011 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2011 Plan. Additionally, shares issued pursuant to stock awards under our 2011 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award, will become available for future grant under our 2011 Plan.

Plan Administration. Our board of directors, or a duly authorized committee thereof, will administer our 2011 Plan. Our board of directors has delegated its authority to administer our 2011 Plan to our compensation committee under the terms of the compensation committee’s charter. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive certain stock awards, and (ii) determine the number of shares of our Class A common stock to be subject to such stock awards. Our board of directors has delegated such authority to our Chief Executive Officer. Subject to the terms of our 2011 Plan, the administrator has the authority to determine the terms of awards, including recipients, the exercise price, if any, the number of shares subject to each stock award, the fair market value of a share of our Class A common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under our 2011 Plan.

Corporate Transactions. Our 2011 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2011 Plan, each outstanding award will be treated as the administrator determines. The administrator may (i) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (iii) accelerate the vesting of the stock award and provide for its termination prior to the transaction and arrange for the lapse of any reacquisition or repurchase rights held by us; or (iv) cancel the stock award prior to the transaction in exchange for a cash payment, if any, determined by the board. The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

Change in Control. The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. In the absence of such a provision, no such acceleration of the stock award will occur.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2011 Plan, provided that such action does not impair the existing rights of any participant.

2011 Employee Stock Purchase Plan

Our board approved our 2011 Employee Stock Purchase Plan, or our 2011 ESPP in September 2011 and our stockholders approved our 2011 ESPP in November 2011. We may not make grants under our 2011 ESPP until the effective date of this offering.

The maximum number of shares of our Class A common stock that may be issued under our 2011 ESPP is 8,500,000 shares. Additionally, the number of shares of our Class A common stock reserved for issuance under our 2011 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2012 and continuing through and including January 1, 2021, by the lesser of (i) 2% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, (ii) 25,000,000 shares of our Class A common stock, or (iii) such lesser number of shares of Class A common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2011 ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2011 ESPP.

Our board of directors, or a duly authorized committee thereof, will administer our 2011 ESPP. Our board of directors has delegated its authority to administer our 2011 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Employees, including executive officers, of ours or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our 2011 ESPP, as determined by the administrator: (i) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or one of our affiliates for a minimum period of time, of less than two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2011 ESPP if such employee (i) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock, or (ii) holds rights to purchase stock under our 2011 ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2011 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our Class A common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2011 ESPP.

Our 2011 ESPP permits participants to purchase shares of our Class A common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

A participant may not transfer purchase rights under our 2011 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2011 ESPP.

In the event of certain specified significant corporate transactions, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Our board of directors has the authority to amend, suspend or terminate our 2011 ESPP, at any time and for any reason. Our 2011 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2011 ESPP.

Executive Change in Control Severance Benefit Plan

Our compensation committee approved our Change in Control Severance Benefit Plan, or our Change in Control Plan. Each of our employees at the level of vice president or above, including our executive officers, is eligible to participate in the Change in Control Plan. Upon a change in control (as defined in our 2011 Equity Incentive Plan), each then-current participant (including a participant who, within 30 days before a change in control, suffers an involuntary termination without cause or a resignation for good reason) will receive, in exchange for a release of claims, accelerated vesting of 25% of the total number of shares subject to each equity award held by such participant. Additionally, for participants who are at the level of senior vice president or above, including our executive officers, if such participant suffers an involuntary termination without cause or a resignation for good reason within 30 days before or 18 months following a change in control, he or she will receive, in exchange for a release of claims, accelerated vesting of an additional 25% of the total number of shares subject to each equity award held by such participant. These benefits are subject to a “best after tax” provision in the case the benefits would trigger excise tax penalties and loss of deductibility under IRS Code Sections 280G and 4999. If a participant has other accelerated vesting benefits in another agreement with the company, he or she will not receive double benefits.

2007 Equity Incentive Plan, as amended

Our board of directors adopted, and our stockholders approved, our 2007 Equity Incentive Plan, or our 2007 Plan, in November 2007. Our 2007 Plan was amended most recently in March 2011. There are 352,200,000 shares of our Class B common stock reserved for issuance under our 2007 Plan. Our 2007 Plan allows for the grant of ISOs to our employees and any of our subsidiary corporations’ employees, and for the grant of NSOs, restricted stock awards and ZSUs to our employees, officers, directors and consultants.

As of September 30, 2011, 151,173,391 shares of Class B common stock have been issued upon the exercise of options or pursuant to stock awards granted under our 2007 Plan, options to purchase 109,157,667 shares of Class B common stock were outstanding at a weighted-average exercise price $0.93 per share, restricted stock units covering 99,994,695 shares of Class B common stock were outstanding at a weighted-average grant date fair value of $10.40 per share, and 4,632,918 shares remained available for future grant under our 2007 Plan.

Our board of directors, or a committee thereof appointed by our board of directors, administers our 2007 Plan and the awards granted under it. Our board of directors has delegated its authority to administer our 2007 Plan to our compensation committee under the terms of the compensation committee’s charter. Following this offering, no further stock awards will be granted under our 2007 Plan and all outstanding stock awards will continue to be governed by their existing terms. The administrator has the authority to modify outstanding stock awards under our 2007 Plan.

In the event that there is a significant corporate transaction, such as a dissolution or liquidation of our company, or a merger or a change in control, the successor corporation may assume, convert, replace or substitute equivalent stock awards for the outstanding stock awards granted under our 2007 Plan and may issue substantially similar shares or other property in place of shares of our Class B common stock outstanding under our 2007 Plan, subject to repurchase rights and provisions no less favorable to the participant than those that applied to the shares immediately prior to the transaction. If the successor elects not to assume, convert, replace or substitute stock awards in connection with a corporate transaction, the stock awards will expire upon consummation of the corporate transaction on the conditions determined by the administrator.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our 2011 Plan, 2011 ESPP and 2007 Plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, the following is a description of transactions since January 1, 2008 to which we were a participant or will be a participant to, in which:

the amounts involved exceeded or will exceed $120,000; and

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales of Securities

The following table summarizes purchases of shares of our preferred stock by our executive officers, directors and holders of more than 5% of our capital stock from us since January 1, 2008.

Name of Stockholder	Series A	Series A-1	Series B	Series B-1	Series C
Reid Hoffman	2,939,488	—	—	—	—
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	—	—	24,706,768	—	1,782,010
Institutional Venture Partners XII, L.P.	—	—	27,557,536	210,700	—
Entities affiliated with Union Square Ventures(2)	—	5,061,232	2,375,664	—	—
Foundry Venture Capital 2007, L.P.(3)	—	5,061,232	2,375,664	—	—
Avalon Ventures VIII, LP	—	28,644,848	2,375,664	—	—
Original Price per Share	$0.0564375	$0.125	$0.4209375	$4.746075	$14.029115
Dates of Issuance	January 2008	February 2008	July 2008	November 2009	February 2011

(1)	Shares are held for convenience in the name of “KPCB Holdings, Inc. as nominee.” Includes (i) the purchase of 23,041,432 shares of Series B preferred stock by KPCB XIII, LLC and the purchase of 1,665,236 shares of Series B preferred stock by individuals and entities, each of whom exercise their own voting and dispositive control over such shares, in July 2008 and (ii) the purchase of 1,678,119 shares of Series C preferred stock by KPCB Digital Growth Fund and the purchase of 103,891 shares of Series C preferred stock by KPCB Digital Growth Founders Fund in February 2011. William “Bing” Gordon, a partner at Kleiner Perkins Caufield & Byers, is a member of our board of directors.

(2)	Affiliates of Union Square Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Union Square Ventures 2004, L.P. and Union Square Principals 2004, LLC.

(3)	Brad Feld, a managing director at Foundry Group, was a member of our board of directors from November 2007 to November 2011.

Issuance of Common Stock Warrants

In July 2008, we issued a warrant to purchase 18,160,000 shares of our Class B common stock at an exercise price of $0.00625 per share to KPCB Holdings, Inc., an affiliate of Kleiner Perkins Caufield & Byers. The allocation of shares under the warrant is 16,936,016 shares to KPCB XIII, LLC and 1,223,984 shares beneficially owned by individuals and entities affiliated with KPCB XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. In December 2010, our board of directors approved the issuance of a warrant to purchase 1,000,000 shares of our Class B common stock at an exercise price of $0.05 per share to KPCB LLC, in connection with consulting services to be provided by representatives of KPCB Holdings, Inc. The warrant was issued and exercised and the shares transferred to KPCB XIII, LLC in June 2011. Mr. Gordon has a pecuniary interest in the shares of Class B common stock held by KPCB XIII, LLC.

In July 2009, we issued a warrant to purchase 694,848 shares of our Class B common stock at an exercise price of $0.50375 per share to Allen & Company LLC, one of the underwriters in this offering. David M. Wehner, formerly a managing director at Allen & Company LLC, is our Chief Financial Officer, and has a pecuniary interest in the warrant equal to 15% of the value of the warrant.

Repurchases of Securities

The following table summarizes shares of our capital stock we repurchased from our current and former executive officers and holders of more than 5% of our capital stock since January 1, 2008.

	Shares Repurchased	Total Purchase Price	Date of Repurchase
Executive Officers:
Mark Pincus	7,840,836 Class B Common	$109,458,070	March 2011
Michael Verdu	466,094 Class B Common	2,999,997	January 2011
Cadir Lee	466,094 Class B Common	2,999,997	January 2011

5% Stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers	427,682 Class B Common	5,970,440	March 2011
Institutional Venture Partners XII, L.P.	210,700 Series B-1 Preferred	2,941,372	March 2011
	1,395,784 Class B Common	19,485,145	March 2011
Entities Affiliated with Union Square Ventures(1)	4,000,000 Series A Preferred	25,745,860	January 2011
	1,438,602 Series A Preferred	20,082,883	March 2011
Foundry Venture Capital 2007, L.P.(2)	1,617,434 Series A Preferred	22,579,378	March 2011
Avalon Ventures VIII, LP	1,496,886 Series A-1 Preferred	20,896,528	March 2011

(1)	Affiliates of Union Square Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Union Square Ventures 2004, L.P. and Union Square Principals 2004, LLC.

(2)	Brad Feld, a managing director at Foundry Group, was a member of our board of directors from November 2007 to November 2011.

Sales of Securities by our Executive Officers and Employees

From our inception in October 2007 to date, Mr. Pincus, our Chief Executive Officer, Chief Product Officer and the Chairman of our Board of Directors, has purchased an aggregate of 149,197,328 shares of our common stock. To date, Mr. Pincus has sold an aggregate of 43,629,310 shares of our common stock at prices ranging from $0.42 to $13.96. In addition to sales by Mr. Pincus, our other current and former executive officers and employees have sold an aggregate of 51,192,501 shares of our capital stock at prices ranging from $0.25 to $17.09 per share, including, 6,717,161 shares we repurchased from our other executive officers and employees. These sales include two tender offers in 2010 by third parties in which 383 employees were eligible to participate and 298 employees decided to participate and sell shares.

Investors’ Rights Agreement

On February 18, 2011, we entered into a Fifth Amended and Restated Investors’ Rights Agreement with Mr. Pincus and the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of September 30, 2011, the holders of 363,241,145 shares of our common stock, including the common stock issuable upon the conversion of our preferred stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to a voting agreement under which holders of our preferred stock, including entities with which certain of our directors are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Pursuant to the voting agreement, the holders of a majority of our Class B common stock, voting as a separate class, have designated Reid Hoffman for election to our board of directors. Mark Pincus, the sole holder of our Class C common stock, has designated Owen Van Natta, John Schappert and himself for election to our board of directors. KPCB Holdings, Inc., the holder of a significant portion of our Series B preferred stock, has designated William “Bing” Gordon for election to our board of directors. Upon the closing of this offering, the board election voting provisions contained in the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Offer Letter Agreements

We have entered into offer letter agreements with our executive officers. For more information regarding these agreements, see the section titled “Executive Compensation—Compensation Discussion and Analysis—Offer Letter Agreements.”

Loan to Officer

In April 2010, we loaned $800,000 to Michael Verdu, as an employee retention incentive, pursuant to a promissory note, dated April 16, 2010, as amended and restated on December 20, 2010. This promissory note bears interest at the rate of 3.61% per annum, and the note has a maturity date of April 15, 2014. As of December 31, 2010, the aggregate outstanding principal amount of the loan was $800,000, which was the largest aggregate amount of principal outstanding during the term of the loan. The principal amount of the loan (plus interest) is scheduled to be forgiven in four equal installments of $200,000 over four years beginning in April 2011, so long as Mr. Verdu continues to provide services through such forgiveness date. In April 2011, we forgave $200,000 in principal and $7,220 in interest. No payments of principal or interest have been made to date. As of August 31, 2011, the principal amount outstanding on this promissory note was $600,000. Michael Verdu was previously our Co-President of Games and served as an executive officer during the year ended December 31, 2010 and until the hiring of Mr. Schappert in May 2011. At such time, Mr. Verdu ceased to be an executive officer but remains a member of our management team. In June 2011, Mr. Verdu was appointed our Chief Creative Officer and reports to Mr. Schappert in such role.

Other Transactions

We have granted stock options and ZSUs to our executive officers and certain of our directors. For a description of these options, see the section titled “Executive Compensation—Grants of Plan-Based Awards Table” and “—Management—Non-Employee Director Compensation.”

We have entered into change of control arrangements with certain of our executive officers that, among other things, provide for certain severance and change of control benefits. For a description of these agreements, see the section titled “Executive Compensation—Change of Control Arrangements.”

In October 2010, we made a capital subscription in the amount of $500,000 to KPCB sFund, LLC, a Delaware limited liability company, whose focus is on venture-backed investments in social networking companies. Certain of our executive officers also made capital subscriptions to KPCB funds, including funds holding our shares of common stock. The managing member of KPCB sFund, LLC is KPCB sFund Associates, LLC, an affiliate of Kleiner Perkins Caufield & Byers. William “Bing” Gordon, a partner of Kleiner Perkins Caufield & Byers, is a member of our board of directors.

We entered into a Consulting Services Agreement with Luminor Group LLC dated April 12, 2010, pursuant to which we paid a total of $100,000 for certain business strategy consulting services. Owen Van Natta, a general partner of Luminor Group LLC, is a member of our board of directors and former Chief Business Officer. In connection with the consulting services, we also issued 233,376 ZSUs to Mr. Van Natta.

We have entered into a Consulting Services Agreement, dated May 10, 2010, with Laura Pincus Hartman, the sister of Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman, whereby we have agreed to pay $5,000 per month to Professor Hartman for consulting services provided to Zynga.org. Prof. Hartman is the Vincent de Paul Professor of Business Ethics at DePaul University (Chicago) and Special Assistant to its President for Haiti Initiatives. Her leadership role with Zynga.org has included the identification and facilitation of our relationships with external Zynga.org partners, due diligence and audit efforts with regard to our social contributions, as well as the coordination of Zynga.org launches and ongoing campaigns, in collaboration with our game studios and our public relations department. Prof. Hartman has also worked with us in furthering the development of the strategy and mission of Zynga.org and in engaging in the ongoing search for a new director. With her assistance, Zynga.org has generated more than $10 million from player contributions, both through in-game and across-platform promotions, through more than two dozen campaigns serving both global and domestic recipient organizations.

We lease office space owned by Mark Pincus, our Chief Executive Officer, Chief Product Officer and Chairman. We paid Mr. Pincus approximately $500,000 and approximately $400,000 during 2009 and 2010, respectively, in connection with this lease. The current rent under the lease is $28,000 per month. Additionally, we reimbursed Mr. Pincus for aggregate fees of approximately $25,000 and approximately $120,000 in 2009 and 2010, respectively, in connection with an aircraft owned by Mr. Pincus that was used for business travel.

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our amended and restated certificate of incorporation and bylaws provide for indemnification of each of our directors and executive officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation of Liability and Indemnification.”

Other than as described above under this section “Certain Relationships and Related Person Transactions,” since January 1, 2008, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

We have adopted a policy regarding related person transactions between us and our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $100,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval, to the extent required by SEC regulations.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of October 31, 2011, information regarding beneficial ownership of our capital stock by:

each person, or group of affiliated persons, known by us to beneficially own more than 5% of our Class A common stock, Class B common stock or Class C common stock;

each of our named executive officers;

each of our directors;

all of our current executive officers and directors as a group; and

each of the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are currently exercisable or exercisable within 60 days of October 31, 2011. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A common stock, Class B common stock and Class C common stock shown that they beneficially own, subject to community property laws where applicable. Unless otherwise indicated, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Our calculation of the percentage of beneficial ownership prior to this offering is based on no shares of our Class A common stock, 565,044,530 shares of our Class B common stock (including preferred stock on an as converted basis) and 20,517,472 shares of our Class C common stock outstanding as of October 31, 2011. We have based our calculation of the percentage of beneficial ownership after this offering on 115,000,000 shares of our Class A common stock, 578,969,014 shares of our Class B common stock and 20,517,472 shares of our Class C common stock outstanding immediately after the closing of this offering (assuming the issuance of 13,924,484 shares of Class B common stock upon the vesting of ZSUs in connection with this offering and the sale of 15,000,000 shares of our Class A common stock by the selling stockholders in connection with the full exercise of the underwriters’ over-allotment option).

Common stock subject to stock options currently exercisable or exercisable within 60 days of October 31, 2011, are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zynga Inc., 699 Eighth Street, San Francisco, CA 94103.

	Shares Beneficially Owned Prior to this Offering(1)				Total Voting %	Number of Shares Being Offered(2)	Shares Beneficially Owned After this Offering(2)						Total Voting %
Name of Beneficial Owner	Class B		Class C				Class A		Class B		Class C
	Shares	%	Shares	%			Shares	%	Shares	%	Shares	%
5% Stockholders:
Mark Pincus and related entities(3)	91,735,846	16.0	20,517,472	100.0	38.2	—	—	—	91,385,846	16.0	20,517,472	100.0	37.4
KPCB Holdings, Inc., as Nominee(4)	65,159,896	11.2	—	—	8.3	—	—	—	65,159,896	11.6	—	—	8.3
Institutional Venture Partners XII, L.P.(5)	34,326,072	6.1	—	—	4.5	2,485,534	—	—	31,840,538	5.6	—	—	4.1
Entities affiliated with Union Square Ventures(6)	30,738,892	5.4	—	—	4.0	2,225,789	—	—	28,513,103	5.1	—	—	3.6
Foundry Venture Capital 2007, L.P.(7)	34,560,060	6.1	—	—	4.5	2,502,478	—	—	32,057,582	5.7	—	—	4.1
Avalon Ventures VIII, LP(8)	34,680,608	6.1	—	—	4.5	2,511,207	—	—	32,169,401	5.7	—	—	4.1
Named Executive Officers and Directors:
Mark Pincus(3)	91,735,846	16.0	20,517,472	100.0	38.2	—	—	—	91,385,846	16.0	20,517,472	100.0	37.4
David M. Wehner(9)	427,373	*	—	—	*	—	—	—	427,373	*	—	—	*
Mark Vranesh(10)	2,221,598	*	—	—	*	—	—	—	2,221,598	*	—	—	*
Steven Chiang(11)	757,290	*	—	—	*	—	—	—	757,290	*	—	—	*
Reginald D. Davis(12)	1,520,326	*	—	—	*	—	—	—	1,520,326	*	—	—	*
William “Bing” Gordon(13)	62,241,020	10.7	—	—	7.9	—	—	—	62,241,020	10.7	—	—	7.7
Reid Hoffman(14)	3,873,965	*	—	—	*	—	—	—	3,873,965	*	—	—	—
Jeffrey Katzenberg(15)	388,410	*	—	—	*	—	—	—	388,410	*	—	—	—
Stanley J. Meresman(16)	70,000	*	—	—	*	—	—	—	70,000	*	—	—	—
Sunil Paul(17)	—	—	—	—	—	—	—	—	—	—	—	—	—
John Schappert	—	—	—	—	—	—	—	—	—	—	—	—	—
Owen Van Natta(18)	2,619,507	*	—	—	*	—	—	—	2,619,507	*	—	—	—
All executive officers and directors as a group (13 persons)(19):	173,666,515	28.7	20,517,472	100.0	48.6	—	—	—	173,316,515	30.2	20,517,472	100.0	47.6
Certain Other Selling Stockholders:
Google Inc.(20)	23,304,716	4.1	—	—	3.0	1,687,482	—	—	21,617,234	3.8	—	—	2.8
Entities affiliated with SilverLake Partners(21)	23,304,718	4.1	—	—	3.0	1,687,482	—	—	21,617,236	3.8	—	—	2.8
Mail.ru Group Ltd(22)	10,405,020	1.8	—	—	1.4	753,422	—	—	9,651,598	1.7	—	—	1.2
Tiger Global Private Investment Partners, L.P.(23)	7,655,958	1.4	—	—	1.0	554,362	—	—	7,101,596	1.3	—	—	*
DST USA Limited(24)	23,438,080	4.1	—	—	3.0	372,427	—	—	23,065,653	4.1	—	—	2.9
All Other Selling Stockholders(25)	3,035,910	*	—	—	*	219,817	—	—	2,816,093	*	—	—	*

*	Represents beneficial ownership of less than one percent (1%) of the applicable class of outstanding common stock.

(1)	There are currently no shares of Class A common stock outstanding.

(2)	Assumes full exercise of the underwriters’ over-allotment option to purchase a total of 15,000,000 shares from the selling stockholders.

(3)	Consists of (i) 20,517,472 shares of Class C common stock; (ii) 53,652,912 shares of founder’s stock; (iii) 7,200,000 shares of Class B common stock issuable pursuant to stock options exercisable within 60 days of October 31, 2011, 2,450,000 shares of which will be unvested; (iv) 2,767,300 shares of Class B common stock held by or jointly with Alison Pincus; (v) 27,765,634 shares of Class B common stock held by Ogden Enterprises LLC for which Mr. Pincus holds shared voting and dispositive power; and (vi) prior to this offering, 350,000 shares of Class B common stock held by Digital Sky Technologies Limited, over which Mr. Pincus has voting power pursuant to a voting agreement that will terminate upon the closing of this offering.

(4)	Includes 18,160,000 shares of Class B common stock issuable upon exercise of an outstanding warrant to purchase shares of Class B common stock within 60 days of October 31, 2011, consisting of (i) 16,936,016 shares of Class B common stock beneficially owned by KPCB XIII, LLC and (ii) 1,223,984 shares of Class B common stock beneficially owned by individuals and entities affiliated with KPCB XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities, each of whom exercise their own voting and dispositive control over such shares. KPCB Holdings, Inc., as nominee, has advised us that, prior to the completion of this offering, (i) it will exercise this warrant on behalf of all of the holders and (ii) KPCB XIII, LLC will convert an aggregate of 21,000,000 shares of Class B common stock beneficially owned by it into an equal number of shares of Class A common stock. These shares are not reflected as outstanding Class A shares in the table above. Also includes 250,000 shares of Class B common stock issued upon the exercise of a warrant, which shares remain subject to repurchase within 60 days of October 31, 2011. Additionally, the outstanding shares include (i) 41,387,892 shares held by Kleiner Perkins Caufield & Byers XIII, LLC; (ii) 1,678,119 shares held by KPCB Digital Growth Fund, LLC; (iii) 103,891 shares held by KPCB Digital Growth Founders Fund, LLC; (iv) 911,118 shares held directly by Mr. Gordon; and (v) 2,918,876 shares in the aggregate beneficially owned by individuals and entities affiliated with Kleiner, Perkins Caufield Byers XIII, LLC and held for convenience in the name of “KPCB, Holdings Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member of Kleiner Perkins Caufield & Byers XIII, LLC is KPCB XIII Associates, LLC. The managing member for KPCB Digital Growth Fund, LLC and KPCB Digital Growth Founders Fund, LLC is KPCB DGF Associates, LLC. Brook Byers, L. John Doerr, Raymond Lane, Theodore Schlein, William Joy and Mr. Gordon, the managing directors of KPCB DGF Associates, LLC, exercise shared voting and dispositive control over the shares directly held by KPCB Digital Growth Fund, LLC. Brook H. Byers, L. John Doerr, Joseph Lacob, Raymond J. Lane and Theodore E. Schlein, the managing directors of KPCB XIII Associates, LLC, and Mr. Gordon, a member of KPCB XIII Associates, LLC, exercise shared voting and dispositive control over the shares directly held by KPCB XIII LLC. Mr. Gordon, a member of our board of directors, is a member of KPCB XIII Associates and KPCB DGF Associates and may be deemed to share voting and dispositive power with respect to shares held by KPCB XIII, LLC, KPCB Digital Growth Fund, LLC, and KPCB Digital Growth Founders Fund, LLC. The address for KPCB Holdings, Inc., as Nominee, is 2750 Sand Hill Road, Menlo Park, CA 94025.

(5)	Institutional Venture Management XII, LLC (“IVM XII”) serves as the sole General Partner of Institutional Venture Partners XII, L.P. (“IVP XII”), and has sole voting and investment control over the respective shares owned by IVP XII, and may be deemed to own beneficially the shares held by IVP XII. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps are Managing Directors of IVM XII and share voting and dispositive power over the shares held by IVP XII. The address for Institutional Venture Partners XII, L.P. is c/o Institutional Venture Partners, 3000 Sand Hill Road, Bldg. 2, Suite 250, Menlo Park, CA 94025.

(6)	Consists of (i) 30,138,528 shares held of record by Union Square Ventures 2004, LP and (ii) 600,364 shares held of record by Union Square Principals 2004, LLC. Union Square GP 2004, LLC serves as the General Partner of Union Square Ventures 2004, LP and Union Square Principals 2004, LLC, and has sole voting and investment control over the respective shares, and may be deemed to own beneficially the shares. Brad Burnham, Fred Wilson, Albert Wenger and John Buttrick are Partners at Union Square Ventures and share voting and dispositive power over the shares held by Union Square Ventures 2004, LP and Union Square Principals 2004, LLC. The address for Union Square Ventures 2004, LP is c/o Union Square Ventures, 915 Broadway 19th Floor, New York, NY 10010.

(7)	Seth Levine, Ryan McIntyre, Jason Mendelson and Brad Feld, a former member of our board of directors, are Managing Members of Foundry Group, an affiliate of Foundry Venture Capital 2007, L.P., and share voting and dispositive power over the shares. The address for Foundry Venture Capital 2007, L.P. is c/o Foundry Group, 1050 Walnut St # 210, Boulder, CO 80302. Mr. Feld was a member of our board of directors from November 2007 through November 2011.

(8)	Kevin Kinsella, Stephen Tomlin, Richard Levandov, Brady Bohrmann, Doug Downs and Jay Lichter are Managing Directors of Avalon Ventures VIII, LP. and share voting and dispositive power over the shares held by it. The address for Avalon Ventures VIII, LP is c/o Avalon Ventures, 1134 Kline Street, La Jolla, CA. 92037.

(9)	Mr. Wehner holds 3,000,000 ZSUs, of which 781,250 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 2,218,750 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 427,373 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(10)	Consists of (i) 1,694,108 shares of our Class B common stock, and (ii) 480,000 shares issuable pursuant to stock options exercisable within 60 days of October 31, 2011, 160,000 shares of which will be unvested as of the date 60 days after October 31, 2011. 256,667 shares of our Class B common stock will be subject to a right of repurchase held by the company as of the date 60 days after October 31, 2011. Mr. Vranesh also holds 200,000 ZSUs, of which 75,000 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 125,000 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 47,490 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis upon the effectiveness of the offering after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(11)	Mr. Chiang holds 4,000,000 ZSUs, of which 1,400,000 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 2,600,000 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 757,290 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(12)	Includes 1,378,436 shares issuable pursuant to stock options exercisable within 60 days of October 31, 2011, 708,334 shares of which will be unvested as of the date 60 days after October 31, 2011. Mr. Davis also holds 840,000 ZSUs, of which 245,835 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 594,165 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 141,890 Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(13)	Consists of shares listed in footnote (3) above, including 41,387,892 shares held by Kleiner Perkins Caulfield & Byers XIII, LLC; 1,678,119 shares held by KPCB Digital Growth Fund, LLC; 103,891 shares held by KPCB Digital Growth Founders Fund, LLC, and 911,118 shares held directly by William “Bing” Gordon. However, the shares do not include 2,918,876 shares in the aggregate beneficially owned by individuals and entities affiliated with Kleiner Perkins Caufield & Byers XIII, LLC and held for convenience in the name of “KPCB Holdings, Inc. as nominee,” for the accounts of such individuals and entities each of whom exercise their own voting and dispositive control over such shares. The managing member of Kleiner Perkins Caufield & Byers XIII, LLC is KPCB XIII Associates, LLC. The managing member for KPCB Digital Growth Fund, LLC and KPCB Digital Growth Founders Fund, LLC is KPCB DGF Associates, LLC. The voting and dispositive control over these shares is shared by individual managing directors of KPCB XIII Associates, LLC and KPCB DGF Associates, LLC, respectively none of whom has veto power. William “Bing” Gordon, a member of our board of directors, is a member of KPCB XIII Associates, LLC and KPCB DGF Associates, LLC and may be deemed to share voting and dispositive control of these shares. Mr. Gordon disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(14)	Mr. Hoffman holds 1,474,432 ZSUs, of which 1,412,998 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 61,434 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 764,221 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(15)	Consists of 388,410 shares held by TLA Investments LLC. Jeffrey Katzenberg, one of our directors, is the President of M&JK Dream Corp., which is the manager of TLA Investments LLC and has indirect voting and dispositive power over the shares. The address for TLA Investments LLC is 11400 W. Olympic Boulevard, #550, Los Angeles, CA 90064.

(16)	All of these shares of Class B common stock are subject to repurchase within 60 days of October 31, 2011.

(17)	Mr. Paul joined our board of directors in November 2011.

(18)	Consists of 2,109,375 shares of our Class B common stock issuable pursuant to stock options exercisable within 60 days of October 31, 2011 and 1,686,461 ZSUs, of which 936,462 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 750,000 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 510,132 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(19)	In addition to the individuals listed above, includes 7,811,180 shares of Class B common stock beneficially owned by Cadir Lee, including (i) 80,000 outstanding shares of Class B common stock; (ii) 7,727,010 shares issuable pursuant to outstanding stock options exercisable within 60 days of October 31, 2011, 2,223,335 shares of which will be unvested and (iii) 7,185 ZSUs, of which 6,587 are subject to vesting conditions expected to occur within 60 days of October 31, 2011 and 598 are subject to vesting conditions not expected to occur within 60 days of October 31, 2011. The table above reflects 4,170 shares of Class B common stock, which represents the total number of vested ZSUs we expect to be converted into Class B common stock upon the effectiveness of the offering on a net basis after covering associated tax withholding requirements, based on an assumed initial public offering price of $9.25 per share.

(20)	Google Inc. (“Google”) is a publicly traded company. The acquisition committee of the board of directors of Google has delegated voting and dispositive power over these shares to the officers of Google, such other persons as may be designated by any one of the officers of Google and certain other employees of Google. Google’s address is 1600 Amphitheatre Parkway, Mountain View, CA 94043.

(21)	Consists of (i) 23,061,074 shares held of record by Silver Lake Partners III, L.P. (“SLP”) and (ii) 243,644 shares held of record by Silver Lake Technology Investors III, L.P. (“SLTI”). Silver Lake Technology Associates III, L.P. (“SLTA”) serves as the general partner of SLP and SLTI and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLTA III (GP), L.L.C. (“SLTA GP”) serves as the general partner of SLTA and may be deemed to beneficially own the shares directly owned by SLP and SLTI. Silver Lake Group, L.L.C. (“SLG”) serves as the managing member of SLTA GP and may be deemed to beneficially own the shares directly owned by SLP and SLTI. SLG has sole voting and investment control over the shares directly owned by SLP and SLTI. The address for each of SLP, SLTI, SLTA, SLTA GP and SLG is 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(22)	Consists of 10,405,020 shares held of record by Mail.ru Group Limited. Mail.ru Group Limited is a publicly-held entity with listing on the London Stock Exchange. The address for Mail.ru Group Limited is Office 3307, Shatha Tower, Dubai Media City, Dubai, U.A.E.

(23)	Tiger Global Private Investment Partners V, L.P. is ultimately controlled by Charles P. Coleman III. The business address of Tiger Global Private Investment Partners V, L.P. is c/o Tiger Global Management, L.L.C., 101 Park Avenue 48th Floor, New York, NY 10178.

(24)	Consists of (i) 3,724,281 shares held of record by DST USA Limited and (ii) 18,713,799 shares held of record by DST Investments 5 Limited. Sean Hogan serves as the sole director and Alastair Tulloch serves as the secretary of each of DST USA Limited and DST Investments 5 Limited. Channel Trustees Limited may be deemed to own beneficially the shares of DST USA Limited. Yuri Milner holds ultimate voting and dispositive power over the shares held by DST USA Limited and DST Investments 5 Limited. The address for DST USA Limited is c/o Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. All shares to be sold are being sold by DST USA Limited. See footnote 3 above regarding certain shares as to which Mr. Pincus has voting power prior to the closing of this offering.

(25)	Represents shares held by 10 selling stockholders not listed above whom, as a group, own less than 1% of the outstanding common stock prior to this offering.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect upon the closing of this offering.

Upon the closing of this offering, our amended and restated certificate of incorporation will provide for three classes of common stock: Class A common stock, Class B common stock and Class C common stock. In addition, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Upon the closing of this offering, our authorized capital stock will consist of 2,022,517,472 shares, all with a par value of $0.00000625 per share, of which:

1,100,000,000 shares are designated Class A common stock;

900,000,000 shares are designated Class B common stock;

20,517,472 shares are designated Class C common stock; and

2,000,000 shares are designated preferred stock.

As of September 30, 2011, we had outstanding 564,931,115 shares of Class B common stock, which assumes the conversion of 304,887,421 outstanding shares of preferred stock into shares of Class B common stock immediately prior to the closing of this offering. As of September 30, 2011, we had outstanding 20,517,472 shares of Class C common stock. Our outstanding capital stock was held by approximately 200 stockholders of record as of September 30, 2011.

Class A Common Stock, Class B Common Stock and Class C Common Stock

Voting Rights

Holders of our Class A common stock, Class B common stock and Class C common stock have identical voting rights, provided that, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, on any matter that is submitted to a vote of our stockholders, holders of Class A common stock are entitled to one vote per share, holders of Class B common stock are entitled to seven votes per share and holders of Class C common stock are entitled to 70 votes per share. Holders of shares of Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. In addition, our Class B common stock and Class C common stock will vote together as a separate class in the following circumstances:

if we propose to alter or change the powers, preferences or other special rights (including voting) of the Class B common stock or Class C common stock;

if we propose to reclassify any outstanding shares of our capital stock into shares having rights, preferences or privileges as to dividend rights, liquidation preferences or voting preferences senior to or on parity with the Class B common stock or Class C common stock;

if we propose to affect a transaction pursuant to which the Class B common stock or Class C common stock is not treated equally on a per share basis with respect to any consideration; or

if we propose to increase or decrease the total number of authorized shares of Class B common stock or Class C common stock other than in connection with a redemption or a proportionate subdivision or combination of all shares of common stock and preferred stock.

We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

Economic Rights

Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, all shares of Class A common stock, Class B common stock and Class C common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation those described below.

Dividends and Distributions. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock, Class B common stock and Class C common stock will be entitled to share equally, identically and ratably, on a per share basis, with respect to any dividend or distribution of cash or property paid or distributed by the Company, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Liquidation Rights. Upon our liquidation, dissolution or winding-up, the holders of Class A common stock, Class B common stock and Class C common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless different treatment of the shares of the affected class is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

Change of Control Transactions. Upon (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a merger, reorganization, consolidation or share transfer which results in our voting securities outstanding immediately prior to the transaction (or the voting securities issued with respect to our voting securities outstanding immediately prior to the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity), the holders of Class A common stock, Class B common stock and Class C common stock will be treated equally and identically with respect to shares of Class A common Stock, Class B common stock or Class C common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of the class treated differently, voting separately as a class.

Subdivisions and Combinations. If we subdivide or combine in any manner outstanding shares of Class A common stock, Class B common stock or Class C common stock, the outstanding shares of the other classes need not be subdivided or combined in the same manner.

Conversion

Each share of Class B common stock and Class C common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, after the closing of this offering, upon any transfer of shares of either Class B common stock or Class C common stock, whether or not for value, each such transferred share shall automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred.

Our Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of our capital stock.

Once transferred and converted into Class A common stock, the Class B common stock and the Class C common stock may not be reissued.

Preferred Stock

As of September 30, 2011, there were 304,887,421 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, each outstanding share of our preferred stock will convert into one share of our Class B common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of 2,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock, Class B common stock or Class C common stock. Any issuance of our preferred stock could adversely affect the voting power of holders of our Class A common stock, Class B common stock or Class C common stock and the likelihood that such holders would receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Stockholder Registration Rights

We are party to an investors’ rights agreement which provides that holders of our preferred stock, including certain holders of 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investors’ rights agreement was entered into in November 2007 and has been amended and restated from time to time in connection with our preferred stock financings. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement was declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire two years after the effective date of the registration statement, of which this prospectus is a part, or with respect to any particular stockholder, the earlier of (a) 18 months after the effective date of the registration statement and (b) such time that, in the opinion of counsel, that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Demand Registration Rights

The holders of an aggregate of 363,241,145 shares of our Class B common stock (including shares issuable upon conversion of outstanding preferred stock) and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, the holders of at least 50% of these shares may, on not more than one occasion, request that we register all or a portion of their shares. Such request for registration must cover 25% of such shares then outstanding.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 363,241,145 shares of our Class B common stock (including shares issuable upon conversion of outstanding preferred stock), were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain “piggyback” registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the offering, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 363,241,145 shares of Class B common stock (including shares issuable upon conversion of our outstanding preferred stock), and without giving effect to the sale of shares in this offering by the selling stockholders, will be entitled to certain Form S-3 registration rights. The holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $6,000,000. We will not be required to effect more than one registration on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Closing of this Offering

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide for stockholder actions at a duly called meeting of stockholders or, prior to the date on which all shares of common stock convert into a single class, by written consent. A special meeting of stockholders may be called by a majority of our whole board of directors, the chair of our board of directors, our chief executive officer or, prior to the date on which all shares of common stock convert into a single class, the holders of at least 30% of the total voting power of our Class A common stock, Class B common stock and Class C common stock, voting together as a single class. Our amended and restated bylaws will establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors.

As described above in “—Class A Common Stock, Class B Common Stock and Class C Common Stock—Voting Rights,” our amended and restated certificate of incorporation will further provide for a three-class common stock structure, which provides Mr. Pincus, our Chief Executive Officer and other stockholders who held our stock prior to this offering, including our other executive officers, directors and affiliates, with significant influence over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions, including the three-class structure of our common stock, are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

any merger or consolidation involving the corporation and the interested stockholder;

any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Limitations of Liability and Indemnification

See the section titled “Executive Compensation—Limitation on Liability and Indemnification.”

Exchange Listing

We have applied to have our common stock approved for listing on the NASDAQ Global Select Market under the symbol “ZNGA.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our Class A common stock, Class B common stock and Class C common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our capital stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2011, upon the closing of this offering, 100,000,000 shares of Class A common stock, 578,855,599 shares of Class B common stock and 20,517,472 shares of Class C common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options or warrants and the issuance of 13,924,484 shares of Class B common stock upon the vesting of ZSUs in connection with this offering. All of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Substantially all of the shares of our Class B common stock and Class C common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act and are subject to lock-up agreements with us as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below. Up to 5,000,000 shares of our Class B common stock will be excluded from lock-up agreements in order to allow such shares to be sold to cover tax withholding obligations relating to ZSUs that will vest from time to time during the 165-day lock-up period described below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we have been subject to the Securities Exchange Act of 1934, as amended, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 1,000,000 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option; or

the average weekly trading volume of our Class A common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Arrangements

We have agreed with the underwriters that for a period of 165 days following the date of this prospectus, we will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions. Morgan Stanley & Co. LLC and Goldman, Sachs & Co. may, in their sole discretion, at any time, release all or any portion of the shares from the restrictions in such agreement.

The restricted period described in the preceding paragraph will be extended if:

during the last 17 days of the 165-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

prior to the expiration of the 165-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 165-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our officers and directors and the holders of substantially all of our capital stock have entered into lock-up agreements with us which provide that they will not offer, sell or transfer any shares of our common stock beneficially owned by them for 165 days, subject in certain cases to extension under certain circumstances, following the date of this prospectus. We have agreed with Morgan Stanley & Co. LLC and Goldman, Sachs & Co. not to waive these lock-up restrictions without their prior consent. After the offering, our employees, including Mark Pincus, our founder and Chief Executive Officer, and other executive officers, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act to diversify their assets and investments. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Employees can only sell vested shares. Employees who do not hold vested shares, including shares subject to options, upon expiration of these selling restrictions will not be able to sell shares until they vest.

Registration Rights

On the date beginning 165 days after the date of this prospectus, the holders of approximately 363,241,145 shares of our Class B common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” If these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Incentive Plans

Immediately following the effectiveness of the registration statement of which this prospectus forms a part, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity compensation plans and agreements. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our equity compensation plans, see the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our Class A common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, certain former citizens or long-term residents of the United States, partnerships or other pass-through entities, real estate investment trusts, regulated investment companies, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons that own, or have owned, actually or constructively, more than 5% of our common stock and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our Class A common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any of the following:

an individual citizen or resident of the United States;

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

an estate the income of which is subject to U.S. federal income tax regardless of its source; or

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Class A Common Stock

If we make cash or other property distributions on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in the Class A common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “—Gain on Disposition of Our Class A Common Stock” below.

Dividends paid to a non-U.S. holder of our Class A common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) including a U.S. taxpayer identification number and certifying such holder’s qualification for the reduced rate. Treasury Regulations or the applicable treaty will provide rates to determine whether dividends paid to an entity should be treated as paid to the entity or the entity’s owners. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our Class A common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the Class A common stock are effectively connected with such holder’s U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our Class A common stock that are effectively connected with a non-U.S. holder’s United States trade or business (and if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to the discussion below regarding backup withholding and certain recently enacted legislation, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock, unless:

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

our Class A common stock constitutes a “United States real property interest” in the event we are a United States real property holding corporation, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S.

holder’s holding period for our Class A common stock and our Class A common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our Class A common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, however, generally will apply to payments to a non-U.S. holder of dividends on or the gross proceeds or a disposition of our Class A common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Recently Enacted Legislation Affecting Taxation of Our Class A Common Stock Held by or through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Allen & Company LLC

Total	100,000,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. In addition, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 15,000,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of Class A common stock as the number of shares listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 15,000,000 shares of Class A common stock from the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:	$	$	$
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $5,500,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have applied to list our Class A common stock on the NASDAQ Global Select Market under the trading symbol “ZNGA.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we will not, during the period ending 165 days after the date of this prospectus, subject to certain exceptions:

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 165-day restricted period described in the preceding paragraph will be extended if:

during the last 17 days of the 165-day restricted period we issue an earnings release or material news event relating to us occurs; or

prior to the expiration of the 165-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 165-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our officers and directors and the holders of substantially all of our capital stock have entered into lock-up agreements with us which provide that they will not offer, sell or transfer any shares of our common stock beneficially owned by them for 165 days, subject in certain cases to extension under certain circumstances, following the date of this prospectus. We have agreed with Morgan Stanley & Co. LLC and Goldman, Sachs & Co. not to waive these lock-up restrictions without their prior consent. After the offering, our employees, including Mark Pincus, our founder and Chief Executive Officer, and other executive officers, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act to diversify their assets and investments. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their affiliates are lenders under our credit facility.

In February 2011, 11 mutual funds affiliated with Morgan Stanley & Co. LLC, one of the lead bookrunning managers, purchased 5,346,026 shares of our Series C preferred stock for an aggregate purchase price of $75,000,014. As part of the transaction, the funds entered into the Fifth Amended and Restated Investors’ Rights Agreement. The shares of Series C preferred stock that the funds own will convert upon the closing of this offering into 5,346,026 shares of Class B common stock. Pursuant to Rule 5110(g)(1) of the Financial Industry Regulatory Authority, the above-referenced securities may not be sold, transferred, assigned or otherwise be transferred or disposed of for value during the period ending 180 days after the date of this prospectus.

Allen & Company LLC, one of the underwriters in the offering, has provided financial advisory services to us in the past for which it has received customary fees, including most recently a $4.65 million placement agency fee in connection with our Series C preferred stock financing in February 2011.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of securities to the public in that Member State, except that it may, with effect from and including such date, make an offer of securities to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

Cooley LLP, San Francisco, California, will pass upon the validity of the shares of Class A common stock offered hereby. The underwriters are being represented by Ropes & Gray LLP, San Francisco, California, in connection with the offering.

EXPERTS

The consolidated financial statements of Zynga Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of such contract or document elsewhere. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at http://www.zynga.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Zynga Inc.

Index to Consolidated Financial Statements

Years Ended December 31, 2008, 2009 and 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Zynga Inc.

We have audited the accompanying consolidated balance sheets of Zynga Inc. as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in Part II, Item 16.(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Zynga Inc. at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

July 1, 2011,

except for the retrospective application of the change in capital structure as described in Note 1 to the consolidated financial statements, as to which the date is

September 16, 2011

Zynga Inc.

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	December 31,
	2009	2010	September 30, 2011	Pro Forma September 30, 2011
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$127,336	$187,831	$604,215	$604,215
Marketable securities	72,622	550,259	321,412	321,412
Accounts receivable, net of allowance of $356, $325, and $161 at December 31, 2009 and 2010, and September 30, 2011, respectively	7,157	79,974	119,477	119,477
Income tax receivable	11,290	36,577	3,957	3,957
Deferred tax assets	—	24,399	24,505	24,505
Restricted cash	653	2,821	4,139	4,139
Other current assets	3,082	24,353	36,158	36,158

Total current assets	222,140	906,214	1,113,863	1,113,863

Long-term marketable securities	—	—	706	706
Goodwill	—	60,217	94,706	94,706
Other intangible assets, net	1,045	44,001	36,926	36,926
Property and equipment, net	34,827	74,959	221,145	221,145
Restricted cash	—	14,301	20,667	20,667
Other long-term assets	836	12,880	23,639	23,639

Total assets	$258,848	$1,112,572	$1,511,652	$1,511,652

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$21,503	$33,431	$52,486	$52,486
Other current liabilities	35,024	78,749	101,199	184,811
Deferred revenue	178,109	408,470	455,691	455,691

Total current liabilities	234,636	520,650	609,376	692,988

Deferred revenue	45,690	56,766	29,684	29,684
Deferred tax liabilities	—	14,123	14,741	14,741
Other non-current liabilities	—	38,818	70,188	70,188

Total liabilities	280,326	630,357	723,989	807,601

Commitments and contingencies (Note 10)

Stockholders’ equity (deficit):
Convertible preferred stock, $.00000625 par value:
Authorized, 202,199, 351,199 and 399,822 shares at December 31, 2009 and 2010 and September 30, 2011
Issued and outstanding, 202,199, 276,702, and 304,887 shares issued and outstanding at December 31, 2009 and 2010 and September 30, 2011, respectively (aggregate liquidation preference of $360,954 and $849,380 at December 31, 2010 and September 30, 2011, respectively)	47,672	394,026	914,151	—
Common stock, $.00000625 par value:

Authorized, 685,317 (Class A 0, Class B 664,800, Class C 20,517), 965,632 (Class A 0, Class B 945,115, Class C 20,517), and 2,020,517 (Class A 1,100,000, Class B 900,000, Class C 20,517) shares at December 31, 2009 and 2010 and September 30, 2011, respectively

Issued and Outstanding, 277,698 (Class A 0, Class B 257,181, Class C 20,517), 291,524 (Class A 0, Class B 271,007, Class C 20,517), and 280,561 (Class A 0, Class B 260,044, Class C 20,517) shares at December 31, 2009 and 2010 and September 30, 2011, respectively; 599,373 (Class A 0, Class B 578,856, Class C 20,517) shares issued and outstanding pro-forma	2	2	2	4
Additional paid-in capital	6,610	79,335	114,805	1,440,190
Treasury Stock	—	(1,484)	(282,754)	(282,754)
Other comprehensive income	21	114	548	548
Retained earnings (deficit)	(75,783)	10,222	40,911	(453,937)

Total stockholders’ equity (deficit)	(21,478)	482,215	787,663	704,051

Total liabilities and stockholders’ equity (deficit)	$258,848	$1,112,572	$1,511,652	$1,511,652

See accompanying notes.

Zynga Inc.

Consolidated Statements of Operations

(In Thousands, Except Per Share Data)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)

Revenue	$19,410	$121,467	$597,459	$401,700	$828,863

Costs and expenses:
Cost of revenue	10,017	56,707	176,052	124,449	225,908
Research and development	12,160	51,029	149,519	98,019	282,316
Sales and marketing	10,982	42,266	114,165	75,885	121,971
General and administrative	8,834	24,243	32,251	49,339	117,723

Total costs and expenses	41,993	174,245	471,987	347,692	747,918

Income (loss) from operations	(22,583)	(52,778)	125,472	54,008	80,945
Interest income	319	177	1,222	749	1,223
Other income (expense), net	187	(209)	365	478	(273)

Income (loss) before income tax expense	(22,077)	(52,810)	127,059	55,235	81,895
Provision for income taxes	(38)	(12)	(36,464)	(7,632)	(51,206)

Net income (loss)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689

Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	4,590	4,590	—
Net income attributable to participating securities	—	—	58,110	30,636	30,689

Net income (loss) attributable to common stockholders(1)	$(22,115)	$(52,822)	$27,895	$12,377	$—

Net income (loss) per share attributable to common stockholders(1):
Basic	$(0.18)	$(0.31)	$0.12	$0.06	$0.00

Diluted	$(0.18)	$(0.31)	$0.11	$0.05	$0.00

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders(1):
Basic	119,990	171,751	223,881	214,214	264,114

Diluted	119,990	171,751	329,256	322,357	264,114

Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic			$0.16		$0.05

Diluted			$0.14		$0.04

(1)	Net income attributable to common stockholders was allocated to the Class B and Class C common shares, and not to Class A common shares, as there were no Class A common shares outstanding for each of the periods presented. See Note 9 of the consolidated financial statements for further details on the calculation of basic and diluted net income (loss) per share attributable to each class of common stock.

See accompanying notes.

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In Thousands)

					Additional Paid-In Capital	Receivable from Stockholders	Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Convertible Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at December 31, 2007	96,019	$5,357	149,197	$1	$244	$—	$—	$(846)	$4,756
Issuance of restricted stock in connection with purchased technology	—	—	13,440	—	—	—	—	—	—
Issuance of Series A convertible preferred stock, net of issuance costs	3,382	173	—	—	—	—	—	—	173
Exercise of stock options for cash	—	—	95,822	1	18	—	—	—	19
Exercise of stock options for full recourse note	—	—	25,583	—	13	(64)	—	—	(51)
Repurchase of common stock	—	—	(7,997)	—	—	—	—	—	—
Issuance of Series A-1 convertible preferred stock, net of issuance costs	40,207	5,007	—	—	—	—	—	—	5,007
Issuance of Series B convertible preferred stock, net of issuance costs	59,391	24,367	—	—	—	—	—	—	24,367
Issuance of common stock warrants in connection with Series B financing	—	(1,398)	—	—	1,398	—	—	—	—
Vesting of restricted stock following the early exercise of options	—	—	—	—	81	—	—	—	81
Note receivable from stockholder paid with cash	—	—	—	—	—	64	—	—	64
Stock-based compensation	—	—	—	—	689	—	—	—	689
Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	(22,115)	(22,115)
Unrealized gain (loss) on marketable securities	—	—	—	—	—	—	5	—	5

Total comprehensive income (loss)									(22,110)

Balance at December 31, 2008	198,999	$33,506	276,045	$2	$2,443	$—	$5	$(22,961)	$12,995

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(In Thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2008	198,999	$33,506	276,045	$2	$2,443	$5	$(22,961)	$12,995
Issuance of restricted stock in connection with business acquisition	—	—	2,526	—	30	—	—	30
Exercise of stock options	—	—	6,319	—	3	—	—	3
Repurchase of unvested early exercised stock options	—	—	(7,192)	—	—	—	—	—
Issuance of Series B-1 convertible preferred stock, net of issuance costs	3,200	14,166	—	—	—	—	—	14,166
Vesting of restricted stock following the early exercise of options	—	—	—	—	144	—	—	144
Issuance of common stock warrants in connection with services	—	—	—	—	253	—	—	253
Stock-based compensation	—	—	—	—	3,737	—	—	3,737
Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	(52,822)	(52,822)
Unrealized gain (loss) on marketable securities	—	—	—	—	—	(1)	—	(1)
Foreign currency translation adjustment	—	—	—	—	—	17	—	17

Total comprehensive income (loss)								(52,806)

Balance at December 31, 2009	202,199	$47,672	277,698	$2	$6,610	$21	$(75,783)	$(21,478)

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(In Thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock	Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	202,199	$47,672	277,698	$2	$6,610	—	$21	$(75,783)	$(21,478)
Exercise of stock options	—	—	18,313	—	3,358	—	—	—	3,358
Repurchase of unvested early exercised stock options	—	—	(4,200)	—	—	—	—	—	—
Issuance of Series B-2 convertible preferred stock, net of issuance costs	48,163	305,231	—	—	—	—	—	—	305,231
Issuance of Series Z convertible preferred stock in connection with business acquisitions	26,340	35,269	—	—	—	—	—	—	35,269
Vesting of restricted stock following the early exercise of options	—	—	—	—	605	—	—	—	605
Issuance of common stock warrants in connection with services	—	—	—	—	1,912	—	—	—	1,912
Issuance of contingent warrant	—	—	—	—	4,590	—	—	—	4,590
Stock-based compensation	—	5,854	—	—	17,928	—	—	—	23,782
Repurchase of common stock	—	—	(287)	—	—	(1,484)	—	—	(1,484)
Tax benefit from stock-based compensation	—	—	—	—	39,742	—	—	—	39,742
Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	—	—	4,590	—	—	(4,590)	—

Comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	90,595	90,595
Unrealized gain on marketable securities	—	—	—	—	—	—	114	—	114
Foreign currency translation adjustment	—	—	—	—	—	—	(21)	—	(21)

Total comprehensive income (loss)									90,688

Balance at December 31, 2010	276,702	$394,026	291,524	$2	$79,335	$(1,484)	$114	$10,222	$482,215

Zynga Inc.

Consolidated Statements of Stockholders’ Equity (Deficit) (continued)

(In Thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock	Other Comprehensive Income	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)

	Shares	Amount	Shares	Amount
Balance at December 31, 2010	276,702	$394,026	291,524	$2	$79,335	$(1,484)	$114	$10,222	$482,215
Exercise of stock options (unaudited)	—	—	6,753	—	2,206	—	—	—	2,206
Exercise of stock warrants (unaudited)			1,000	—	25				25
Issuance of Series C convertible preferred stock, net of issuance costs (unaudited)	34,927	485,300	—	—	—	—	—	—	485,300
Issuance of Series Z convertible preferred stock in connection with business acquisitions (unaudited)	2,022	2,157	—	—	—	—	—	—	2,157
Vesting of restricted stock following the early exercise of options (unaudited)	—	—	—	—	196	—	—	—	196
Issuance of common stock warrants in connection with services (unaudited)	—	—	—	—	15,573	—	—	—	15,573
Stock-based compensation (unaudited)	—	32,668	—	—	22,000	—	—	—	54,668
Repurchase of preferred and common stock (unaudited)	(8,764)	—	(18,716)	—	(2,500)	(281,270)	—	—	(283,770)
Tax cost from stock-based compensation (unaudited)	—	—	—	—	(2,030)	—	—	—	(2,030)
Comprehensive income (loss) (unaudited):
Net income (loss) (unaudited)	—	—	—	—	—	—	—	30,689	30,689
Unrealized gain (loss) on marketable securities (unaudited)	—	—	—	—	—	—	(75)	—	(75)
Foreign currency translation adjustment (unaudited)	—	—	—	—	—	—	509	—	509

Total comprehensive income(loss) (unaudited)									31,123

Balance at September 30, 2011 (unaudited)	304,887	$914,151	280,561	$2	$114,805	$(282,754)	$548	$40,911	$787,663

See accompanying notes.

Zynga Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Operating activities
Net income (loss)	$(22,115)	$(52,822)	$90,595	$47,603	$30,689
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,905	10,372	39,481	26,342	64,148
Stock-based compensation expense	689	3,737	23,782	14,120	54,668
Impairment of purchased technology	1,900	—	—	—	—
Loss on equity method investment	—	142	558	366	—
Gains from sales of investments, assets and other, net	—	—	—	—	(1,380)
Common stock warrants issued in connection with services	—	253	1,912	1,379	15,573
Accretion and amortization on marketable securities	(8)	112	1,746	895	2,227
Excess tax benefits from stock-based awards	—	—	(39,742)	—	2,030
Benefit from deferred income taxes	—	—	(8,469)	(1,108)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(2,781)	(4,376)	(69,518)	(45,318)	(39,276)
Income tax receivable	(780)	(10,510)	(25,287)	512	32,620
Other assets	(269)	(3,056)	(32,495)	(31,047)	(22,114)
Accounts payable	4,884	16,216	10,626	8,804	18,839
Deferred revenue	16,538	206,603	241,437	193,697	20,139
Other liabilities	10,519	24,324	91,786	52,342	47,050

Net cash provided by operating activities	11,482	190,995	326,412	268,587	225,213

Investing activities
Purchase of marketable securities	(9,981)	(125,139)	(804,542)	(713,211)	(512,564)
Sales of marketable securities	—	—	4,222	4,222	12,620
Maturities of marketable securities	—	62,399	319,820	222,452	725,315
Acquisition of property and equipment	(4,596)	(38,818)	(56,839)	(45,669)	(187,736)
Acquisition of purchased technology and other intangible assets	(6,033)	(583)	(1,078)	(1,018)	(3,712)
Business acquisitions, net of acquired cash	—	(548)	(62,277)	(18,537)	(37,951)
Restricted cash	(150)	(503)	(16,469)	(13,279)	(7,684)
Repayment of employee note receivable	64	—	—	—	—
Proceeds from sale of investment	—	—	—	—	2,049
Other investing activities, net	(500)	(200)	(275)	(200)	(916)

Net cash used in investing activities	(21,196)	(103,392)	(617,438)	(565,240)	(10,579)

Zynga Inc.

Consolidated Statements of Cash Flows (continued)

(In Thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Financing activities
Repurchases of common stock	$(19)	$—	$(1,484)	$(1,293)	$(283,770)
Exercise of stock options	19	3	3,358	623	2,206
Excess tax benefits from stock-based awards	—	—	39,742	—	(2,030)
Net proceeds from issuance of preferred stock	29,547	14,166	305,231	309,821	485,300
Exercise of warrants	—	—	—	—	25
Net proceeds from issuance of contingent warrant	—	—	4,590	—	—

Net cash provided by financing activities	29,547	14,169	351,437	309,151	201,731

Effect of exchange rate changes on cash and cash equivalents	—	—	84	41	19

Net increase in cash and cash equivalents	19,833	101,772	60,495	12,539	416,384
Cash and cash equivalents, beginning of period	5,731	25,564	127,336	127,336	187,831

Cash and cash equivalents, end of period	$25,564	$127,336	$187,831	$139,875	$604,215

Non-cash investing and financing activities
Issuance of restricted stock in connection with business acquisitions	$—	$30	$—	$—	$—

Issuance of Series Z convertible preferred stock in connection with business acquisitions	$—	$—	$35,269	$26,338	$2,157

Reclassification of liability to additional paid-in capital related to early exercise of common stock options	$81	$144	$605	$269	$196

Issuance of employee note receivable for option exercise	$64	$—	$—	$—	$—

Supplemental cash flow information
Cash paid for income taxes	$1,005	$9,988	$28,623	$109	$3,036

See accompanying notes.

Zynga Inc.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Zynga Inc. (“Zynga” or “we” or “the Company”) was originally organized as a California limited liability company under the name Presidio Media, LLC on April 19, 2007. On October 26, 2007, Presidio Media, LLC converted from a California LLC into a Delaware corporation and became Presidio Media, Inc. On February 11, 2008, we changed our name from Presidio Media, Inc. to Zynga Game Network Inc. On November 17, 2010, we changed our name from Zynga Game Network Inc. to Zynga Inc.

We develop, market, and operate online social games as live services played over the Internet and on social networking sites and mobile platforms. We generate revenue primarily through the in-game sale of virtual goods. Our operations are headquartered in San Francisco, California, and we have several operating locations in the U.S. as well as various international office locations in Asia and Europe.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are presented in accordance with U.S. GAAP. The consolidated financial statements include the operations of Zynga and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In April 2011, we effected a two-for-one stock split of our common and convertible stock. All share, per share and related information presented in these financial statements and accompanying footnotes have been retroactively adjusted to reflect the impact of the stock split.

In September 2011, we adopted a three class common stock structure in which we retitled and redesignated the existing classes of Class A and Class B common stock as Class B and Class C common stock, respectively, and authorized 1.1 billion shares of a new class of common stock titled Class A common stock. The Class A common stock is designated for issuance as part of the Company’s initial public offering. All share, per share and related information presented in these financial statements and accompanying footnotes have been retroactively adjusted to reflect the impact of the three class common stock structure.

Unaudited Interim Financial Information

The accompanying interim balance sheet as of September 30, 2011, and the statements of operations, stockholders’ equity (deficit), and cash flows for the nine months ended September 30, 2010 and 2011 and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s statement of financial position as of September 30, 2011 and its results of operations and its cash flows for the nine months ended September 30, 2010 and 2011. The results for the nine months ended September 30, 2011 are not necessarily indicative of the results expected for the full fiscal year.

Unaudited Pro Forma Balance Sheet

Upon the completion of the Company’s initial public offering, all outstanding convertible preferred stock will automatically convert into shares of the Company’s common stock. The unaudited pro forma balance sheet gives effect to the conversion of the convertible preferred stock as of September 30, 2011. Additionally, we grant

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Zynga restricted stock units (ZSUs) that generally vest upon the satisfaction of a service period criteria and the occurrence of a qualifying liquidity event. This initial public offering will satisfy the liquidity event vesting criteria. As a result, the unaudited pro forma balance sheet gives effect to the stock-based compensation associated with the ZSUs that we expect to record on the date of the initial public offering of approximately $494.8 million. This pro forma adjustment was recorded as a reduction to retained earnings (deficit) and an increase to additional paid-in capital. We intend to net settle the ZSUs that vest in connection with the initial public offering in order to satisfy the related tax withholding obligations. The number of ZSUs to be withheld to satisfy tax withholding obligations is based on the applicable withholding rates, and an assumed initial public offering price of $9.25 per share. The amount to satisfy the tax withholding obligations related to these restricted stock units is approximately $83.6 million and is reflected as an increase in other current liabilities. In the pro forma balance sheet, the pro forma shares issued and outstanding include the net issuance of 13,924,484 shares to be issued from the settlement of the ZSUs that vest in connection with the initial public offering.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and notes thereto. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the estimated lives and playing periods that we use for revenue recognition, the chargeback reserve for our third-party payment processors, the allowance for doubtful accounts, useful lives of property and equipment and intangible assets, accrued liabilities, income taxes, fair value of stock awards issued, accounting for business combinations, and evaluating goodwill and long-lived assets for impairment. Actual results could differ materially from those estimates.

Segments

We have one operating segment with one business activity, developing and monetizing social games. Our Chief Operating Decision Maker (CODM), our Chief Executive Officer, manages our operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated bookings information for our online games.

Revenue Recognition

We derive revenue from the sale of virtual goods associated with our online games and the sale of advertising within our games.

Online Game

We operate our games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance their game-playing experience. Players can pay for our virtual currency using Facebook Credits when playing our games through the Facebook platform, and can use other payment methods such as credit cards or PayPal on other platforms. We also sell game cards that are initially recorded as a customer deposit liability which is included in other current liabilities on the consolidated balance sheet, net of fees retained by retailers and distributors. Upon redemption of a game card in one of our games and delivery of the purchased virtual currency to the player, these amounts are reclassified to deferred revenue.

We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service has been provided to the player; (3) the collection of our fees is reasonably

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

assured; and (4) the amount of fees to be paid by the player is fixed or determinable. For purposes of determining when the service has been provided to the player, we have determined that an implied obligation exists to the paying player to continue displaying the purchased virtual goods within the online game over their estimated life or until they are consumed. The proceeds from the sale of virtual goods are initially recorded in deferred revenue. We categorize our virtual goods as either consumable or durable. Consumable virtual goods represent goods that can be consumed by a specific player action. For the sale of consumable virtual goods, we recognize revenue as the goods are consumed, which approximates one month. Durable virtual goods represent virtual goods that are accessible to the player over an extended period of time. We recognize revenue from the sale of durable virtual goods ratably over the estimated average playing period of paying players for the applicable game, which represents our best estimate of the estimated average life of durable virtual goods. If we do not have the ability to differentiate revenue attributable to durable virtual goods from consumable virtual goods for a specific game we recognize revenue on the sale of durable and consumable virtual goods for that game ratably over the estimated average period that paying players typically play that game.

Prior to October 1, 2009, we did not have the data to determine the consumption dates for our consumable virtual goods or to differentiate revenue attributable to durable virtual goods from consumable virtual goods. Beginning in October 2009, we had sufficient data to separately account for consumable and durable virtual goods in one of our games, thus allowing us to recognize revenue related to consumable goods upon consumption. Since January 2010, we have had this data for substantially all of our games thus allowing us to recognize revenue related to consumable goods upon consumption. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future. We assess the estimated average playing period for paying players and the estimated average life of our virtual goods quarterly. We estimate chargebacks from our third-party payment processors to account for potential future chargebacks based on historical data and record such amounts as a reduction of revenue.

In May 2010, we entered into an agreement with Facebook that required us to accept Facebook Credits as the primary in-game payment method for our games played through the Facebook platform. The agreement required us to begin migrating our games to Facebook Credits in our games beginning in July 2010, and by April 2011 this migration was complete. Facebook Credits is Facebook’s proprietary virtual currency that Facebook sells for use on the Facebook platform. Under the terms of our agreement, Facebook sets the price our players pay for Facebook Credits and collects the cash from the sale of Facebook Credits. Facebook’s current stated face value of a Facebook Credit is $0.10. For each Facebook Credit purchased by our players and redeemed in our games, Facebook remits to us $0.07, which is the amount we recognize as revenue. We recognize revenue net of the amounts retained by Facebook because we do not set the pricing of Facebook Credits sold to our players. Prior to the implementation of Facebook Credits in our games, players could purchase our virtual goods through various widely accepted payment methods offered in the games and we recognized revenue based on the transaction price paid by the player.

Advertising

We have contractual relationships with agencies, advertising brokers and certain advertisers for advertisements within our games. We recognize advertising revenue for branded virtual goods and sponsorships, engagement advertisements and offers, mobile advertisements and other advertisements as advertisements are delivered to customers as long as evidence of the arrangement exists (executed contract), the price is fixed or determinable, and we have assessed collectability as reasonably assured. Certain branded in-game sponsorships that involve virtual goods are deferred and recognized over the estimated life of the branded virtual good, similar to online game revenue. Price is determined to be fixed or determinable when there is a fixed price in the applicable evidence of the arrangement, which may include a master contract, insertion order, or a third party statement of activity. For branded virtual goods and sponsorships, we determine the delivery criteria has been met based on delivery

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

information from our internal systems. For engagement advertisements and offers, mobile advertisements, and other advertisements, delivery occurs when the advertisement has been displayed or the offer has been completed by the customer, as evidenced by third party verification reports supporting the number of advertisements displayed or offers completed.

We report our advertising revenue net of amounts due to advertising agencies and brokers because we are not the primary obligor in our arrangements, we do not set the pricing, and we do not establish or maintain the relationship with the advertiser.

Multiple-element Arrangements

We offer certain promotions to customers from time to time that include the sale of in-game virtual currency via the sale of a game card and also other deliverables such as a limited edition in-game virtual good. In addition, we may enter into arrangements with customers to sell in-game branded advertising services that include one specified fee that covers various campaign dates across various games.

For the years ended December 31, 2008, 2009 and 2010, and for the nine months ended September 30, 2011, such arrangements were not material. Beginning on January 1, 2011, we adopted new authoritative guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. Under this new guidance, we allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on our best estimate of selling price. There was no material impact on our financial statements as a result of implementing this newly adopted authoritative guidance in the nine months ended September 30, 2011.

Revenue by type

The following table presents the components of revenue (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Online game	$5,272	$85,748	$574,632	$387,151	$781,738
Advertising	14,138	35,719	22,827	14,549	47,125

Total revenue	$19,410	$121,467	$597,459	$401,700	$828,863

Cost of Revenue

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate online game revenue. Such costs are recorded as incurred. Our cost of revenue consists primarily of hosting and data center costs related to operating our games, including depreciation; consulting costs primarily related to third-party provisioning of customer support services; payment processing fees; and salaries, benefits and stock-based compensation for our customer support and infrastructure teams. Cost of revenue also includes amortization expense related to purchased technology of $2.1 million, $2.3 million and $8.8 million for the years ended December 31, 2008, 2009 and 2010, respectively, and $4.4 million (unaudited) and $19.3 million (unaudited) for the nine months ended September 30, 2010 and 2011, respectively. During the year ended December 31, 2008, we recorded an impairment charge totaling $1.9 million related to purchased technology that was no longer utilized in our operations.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Cash and Cash Equivalents

Cash equivalents consist of cash on hand, money market funds, and U.S. government-issued obligations with maturities of 90 days or less from the date of purchase.

Marketable Securities

Marketable securities consist entirely of U.S. government-issued obligations maturing within one year of the purchase date. The fair value of marketable securities is determined as the exit price in the principal market in which we would transact. Based on our intentions regarding our marketable securities, all marketable securities are classified as available-for-sale and are carried at fair value with unrealized gains and losses recorded as a separate component of other comprehensive income, net of income taxes. Realized gains and losses are determined using the specific-identification method and are reflected in the consolidated statements of operations when they are realized. When we determine that a decline in fair value is other than temporary, the cost basis of the individual security is written down to the fair value as a new cost basis and the amount of the write-down is accounted for as a realized loss in other income (expense). The new cost basis will not be adjusted for subsequent recoveries in fair value. Determination of whether declines in fair value are other than temporary requires judgment regarding the amount and timing of recovery. No such impairments of marketable securities have been recorded to date.

Restricted Cash

Restricted cash consists of collateral for facility operating lease agreements and funds held in escrow in accordance with the terms of certain of our business acquisition agreements.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. We review accounts receivable regularly and make estimates for the allowance for doubtful accounts when there is doubt as to our ability to collect individual balances. In evaluating our ability to collect outstanding receivable balances, we consider many factors, including the age of the balance, the customer’s payment history and current creditworthiness, and current economic trends. Bad debts are written off after all collection efforts have ceased. We do not require collateral from our customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally 24 to 36 months. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the lease term.

Business Combinations

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets, liabilities, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are carried at cost and are evaluated annually for impairment, or more frequently if circumstances exist which indicate that an impairment may exist. No impairment charges have been recorded to date.

Other Intangible Assets

Other intangible assets are carried at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets, generally 12 to 24 months.

Impairment of Long-Lived Assets

Long-lived assets, including other intangible assets (excluding indefinite-lived intangible assets), are reviewed for impairment whenever events or changes in circumstances indicate an asset’s carrying value may not be recoverable. If such circumstances are present, we assess the recoverability of the long-lived assets by comparing the carrying amount to the estimated fair value calculated based on the undiscounted cash flow associated with the related assets. If the future net undiscounted cash flows are less than the carrying amount of the assets, the assets are considered impaired and an expense, equal to the amount required to reduce the carrying amount of the assets to the estimated fair value, is recorded in the consolidated statements of operations.

Software Development Costs

We capitalize costs incurred during the application development stage relating to the development of our websites, online games, and computer software developed or purchased for internal use. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. We capitalized $0, $0 and $1.4 million in software development costs for the years ended December 31, 2008, 2009 and 2010, respectively. Once placed into service, we anticipate amortizing these costs over a period of three years. Prior to 2010, costs incurred during the application development stage were not material and were expensed as incurred.

Stock-Based Compensation

We grant ZSUs to our employees that generally vest upon the satisfaction of service period criteria of up to four years and a performance condition. The ZSUs have a contractual term of seven years. Because the performance condition is not met until the occurrence of a qualifying liquidity event (initial public offering or change of control), no expense has been recorded to date relating to our ZSU grants. At the time of a qualifying liquidity event, we will record stock-based compensation expense based on the grant date fair value of the awards using the accelerated attribution method, net of estimated forfeitures.

In 2010, we issued unvested Series Z preferred stock to employees of certain acquired companies. As the equity awards are subject to post-acquisition employment, we have accounted for them as post-acquisition stock-based compensation expense. We recognize compensation expense equal to the grant date fair value of the Series Z preferred stock on a straight-line basis over the four-year service period, net of estimated forfeitures.

We estimate the fair value of stock options using the Black-Scholes option-pricing model. This model requires the use of the following assumptions: (i) expected volatility of our common stock, which is based on our peer group in the industry in which we do business; (ii) expected life of the option award, which we elected to calculate using the simplified method; (iii) expected dividend yield, which is 0%, as we have not paid and do not anticipate paying dividends on our common stock; and (iv) the risk-free interest rate, which is based on the U.S.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Treasury yield curve in effect at the time of grant with maturities equal to the grant’s expected life. Option grants generally vest over four years, with 25% vesting after one year and the remainder vesting monthly thereafter over 36 months. The options have a contractual term of 10 years.

Stock-based compensation expense is recorded net of estimated forfeitures so that expense is recorded for only those stock-based awards that we expect to vest. We estimate forfeitures based on our historical forfeiture of equity awards adjusted to reflect future changes in facts and circumstances, if any. We will revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. We record stock-based compensation expense for stock options on a straight-line basis over the vesting term.

For stock options issued to non-employees, including consultants, we record expense related to stock options equal to the fair value of the options calculated using the Black-Scholes model over the service performance period. The fair value of options granted to non-employees is remeasured over the vesting period and recognized as an expense over the period the services are received.

Income Taxes

We account for income taxes using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax assets and liabilities is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. If necessary, the measurement of deferred tax assets is reduced by the amount of any tax benefits that are not expected to be realized based on available evidence. We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Foreign Currency Transactions

Generally, the functional currency of our international subsidiaries is the U.S. dollar. For these subsidiaries, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at current exchange rates and foreign currency denominated nonmonetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Foreign currency denominated revenues and expenses are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in other income (expense), net in the consolidated statements of operations. For foreign subsidiaries where the functional currency is the local currency, we use current period-end exchange rates to translate assets and liabilities, and average exchange rates to translate revenues and expenses into U.S. dollars. We record translation gains and losses in accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Concentration of Credit Risk and Significant Customers

Financial instruments, which potentially expose us to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term marketable securities, and accounts receivable. Substantially all of our cash, cash equivalents, and short-term marketable securities are maintained with four financial institutions with high credit standings. We perform periodic evaluations of the relative credit standing of these institutions, and all of our short-term marketable securities are held in U.S. government debt instruments.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Accounts receivable are unsecured and represent amounts due to us based on contractual obligations where a signed and executed contract or click-through agreement exists. We perform ongoing credit evaluations of our customers to assess the probability of accounts receivable collection. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance as a reduction to the accounts receivable balance to reduce it to its net realizable value.

An advertising customer represented 28% of gross accounts receivable at December 31, 2009, and 15% of revenue for the year ended December 31, 2009.

A substantial majority of our 2008, 2009 and 2010 revenue was generated from players who accessed our games through Facebook. As of December 31, 2010 and September 30, 2011, 69% and 81% (unaudited) of our accounts receivable were amounts owed to us by Facebook, respectively.

Advertising Expense

Costs for advertising are expensed as incurred. Advertising costs, which are included in sales and marketing expense, primarily consisting of player acquisition costs, totaled $9.2 million, $35.6 million and $83.4 million for the years ended December 31, 2008, 2009 and 2010, respectively.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consist of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(Unaudited)
Cash and cash equivalents:
Cash	$58,260	$169,057	$182,492
Money market funds	69,076	18,468	421,723
U.S. government debt securities	—	306	—

Total cash and cash equivalents	$127,336	$187,831	$604,215

Marketable securities:
U.S. government debt securities	$72,622	$550,259	$322,118

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following table summarizes unrealized gains and losses related to our available-for-sale investments in marketable securities as of December 31, 2009 and 2010 and September 30, 2011 (in thousands):

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. government debt securities	$72,621	$1	$—	$72,622

	December 31, 2010
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. government debt securities	$550,390	$175	$—	$550,565

	September 30, 2011 (unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
U.S. government debt securities	$322,015	$124	$(21)	$322,118

3. Fair Value Measurements

Our financial instruments consist of cash equivalents, short-term marketable securities, and accounts receivable. Accounts receivable, net, are stated at their carrying value, which approximates fair value due to the short time to expected receipt of cash.

Cash equivalents and short-term marketable securities, consisting of money market funds and U.S. government debt securities, are carried at fair value, which is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable and willing market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that knowledgeable and willing market participants would use in pricing an asset or liability. We use a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs that are supported by little or no market activity.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The composition of our securities among the three levels of the fair value hierarchy is as follows at December 31, 2009 and 2010 and September 30, 2011 (unaudited), respectively (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$69,076	$—	$—	$69,076
U.S. government debt securities	—	72,622	—	72,622

Total	$69,076	$72,622	$—	$141,698

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$18,468	$—	$—	$18,468
U.S. government debt securities	—	550,565	—	550,565

Total	$18,468	$550,565	$—	$569,033

	September 30, 2011 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$421,723	$—	$—	$421,723
U.S. government debt securities	—	322,118	—	322,118

Total	$421,723	$322,118	$—	$743,841

4. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,		September 30, 2011
	2009	2010
			(Unaudited)
Computer equipment	$38,223	$84,269	$214,016
Software	3,473	10,118	16,710
Furniture and fixtures	773	2,446	60,063
Leasehold improvements	1,222	17,638	9,154

	43,691	114,471	299,943
Less accumulated depreciation	8,864	39,512	78,798

Total property and equipment, net	$34,827	$74,959	$221,145

Depreciation expense relating to property and equipment for the years ended December 31, 2008, 2009 and 2010 was $0.8 million, $8.0 million, and $30.6 million, respectively.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

5. Acquisitions

In line with our growth strategy, we completed seven acquisitions in 2010. The purpose of these acquisitions was to expand our social games offerings, obtain employee talent, and expand into new international markets. The results of operations for each of these acquisitions have been included in our consolidated statement of operations since the date of acquisition. Goodwill for each of the acquisitions represents the excess of the purchase price over the net tangible and intangible assets acquired and is not deductible for tax purposes. Goodwill recorded in connection with the acquisitions is primarily attributable to the assembled workforces of the acquired businesses and the synergies expected to arise after our acquisition of those businesses.

2010 Acquisitions

In November 2010, we completed our acquisition of Newtoy, Inc., a provider of online mobile gaming services. The purchase price was $53.3 million, consisting of the issuance of 1.4 million fully vested shares of Series Z convertible preferred stock with a fair value of $8.9 million and $44.3 million in cash.

During 2010, we acquired six additional companies and these acquisitions were not individually significant. In the aggregate, the total purchase price for these acquisitions was $48.4 million, which consisted of the issuance of 4.1 million shares of Series Z convertible preferred stock with a fair value of $26.3 million, and $22.1 million in cash. In connection with our 2010 acquisitions, we incurred transaction costs of $2.1 million that we expensed as incurred.

To retain the services of certain former acquired company employees, we offered equity awards and cash bonuses that are earned over time. As these equity awards and payments are subject to post-acquisition employment, we have accounted for them as post-acquisition compensation expense. During 2010, we issued 21.1 million shares of non-vested Series Z convertible preferred stock with a total fair value of $135.8 million and 6.3 million ZSUs with a total fair value of $39.7 million. We paid retention and incentive cash bonuses totaling $6.7 million.

The following table summarizes our unaudited pro forma revenue and net income (loss) of the combined company for the years ended December 31, 2009 and 2010 if we had made all of our 2010 acquisitions on January 1, 2009 and January 1, 2010, respectively (in thousands):

	Year Ended December 31,
	2009	2010
	(Unaudited)	(Unaudited)
Pro forma revenue	$126,838	$607,827
Pro forma net income (loss)	$(87,741)	$77,135

2011 Acquisitions (unaudited)

For the nine months ended September 30, 2011 we acquired 13 companies to expand our online social game and mobile offerings and our software development and engineering teams. These acquisitions were not individually significant and had an aggregate purchase price of $40.6 million. As a result of the acquisitions, we recorded $8.4 million of developed technology, $3.1 million of net liabilities assumed, and $35.3 million of goodwill, which represents the excess of the purchase price over the net tangible and intangible assets acquired. In connection with acquisitions closed in the nine months ended September 30, 2011, we incurred transaction costs of approximately $2.3 million. Goodwill recorded in connection with the acquisitions is primarily attributable to the assembled workforces of the acquired businesses and the synergies expected to arise after our

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

acquisition of those businesses. The weighted average useful life of the identified acquired intangible assets is 2.0 years. Pro forma results of operations related to our 2011 acquisitions have not been presented because they are not material to our consolidated statements of operations, either individually or in the aggregate.

The following table summarizes the fair values of net tangible and intangible assets acquired for all business acquisitions for the year ended December 31, 2010 and for the nine months ended September 30, 2011 (in thousands):

	Newtoy	Other 2010 Acquisitions	2010 Total	Q1-Q3 2011 Acquisitions
				(Unaudited)
Developed technology	$18,440	$25,674	$44,114	$8,366
Trademarks	6,100	—	6,100	—
Net assets acquired	(12,668)	2,542	(8,818)	(3,145)
Goodwill	41,382	20,143	60,217	35,348

Total	$53,254	$48,359	$101,613	$40,569

Included in net assets acquired in the table above relating to 2010 acquisitions are $11.2 million of net deferred tax liabilities. Developed technologies associated with acquisitions are being amortized over periods ranging from 12 to 24 months. The weighted-average useful life for our developed technology was approximately 1.9 years.

The fair values for our acquisitions during the nine months ended September 30, 2011 were based upon a preliminary valuation estimate. These amounts may change as we finalize the estimates and assumptions associated with these valuations.

Trademarks acquired through the Newtoy acquisition are estimated to have an indefinite useful life and will be evaluated annually for impairment, or more frequently, if circumstances indicate an impairment may exist.

6. Goodwill and Other Intangible Assets

From inception to 2009, there were no additions to goodwill. Changes in the carrying value of goodwill for 2010 and the nine months ended September 30, 2011 are as follows:

(in thousands)
Goodwill – December 31, 2009	$—
Additions for the twelve months ended December 31, 2010	60,217

Goodwill – December 31, 2010	60,217
Additions for the nine months ended September 30, 2011 (unaudited)	35,348
Foreign currency translation adjustments (unaudited)	160
Purchase accounting adjustments (unaudited)	(1,019)

Goodwill – September 30, 2011 (unaudited)	$94,706

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The details of our acquisition-related intangible assets are as follows (in thousands):

	December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Developed technology	$4,724	$3,775	$949
Trademarks and domain names	113	17	96

	$4,837	$3,792	$1,045

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Developed technology	$52,384	$14,907	$37,477
Trademarks and domain names	6,775	251	6,524

	$59,159	$15,158	$44,001

	September 30, 2011 (unaudited)
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Developed technology	$61,446	$33,815	$27,631
Trademarks and domain names	10,534	1,239	9,295

	$71,980	$35,054	$36,926

Amortization expense associated with other intangible assets for the years ended December 31, 2008, 2009 and 2010 was $2.1 million, $2.3 million, $8.8 million, respectively, and is included in cost of revenue on the accompanying consolidated statements of operations. As of December 31, 2010, future amortization expense related to the intangible assets of $23.3 million and $14.6 million is expected to be recognized in 2011 and 2012, respectively. As of September 30, 2011 future amortization expense related to the intangible assets of $7.2 million (unaudited), $20.2 million (unaudited), and $3.4 million (unaudited) is expected to be recognized in 2011, 2012, and 2013 respectively.

7. Income Taxes

Income (loss) before income tax expense consists of the following for the periods shown below (in thousands):

	Year Ended December 31,
	2008	2009	2010
United States	$(22,166)	$(52,831)	$141,401
International	89	21	(14,342)

	$(22,077)	$(52,810)	$127,059

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Income tax expense consists of the following for the periods shown below (in thousands):

	Year Ended December 31,
	2008	2009	2010
Current:
Federal	$—	$—	$34,092
State	1	1	10,537
Foreign	37	11	304

Total current tax expense	38	12	44,933

Deferred:
Federal	—	—	(9,264)
State	—	—	2,209
Foreign	—	—	(1,414)

Total deferred tax expense/(benefit)		—	(8,469)

Total provision for income taxes	$38	$12	$36,464

The reconciliation of federal statutory income tax provision to our effective income tax provision is as follows (in thousands):

	Year Ended December 31,
	2008	2009	2010
Expected provision at U.S. federal statutory rate	$(7,506)	$(17,790)	$44,452
State income taxes - net of federal benefit	1	(5,859)	7,841
Income taxed at foreign rates	7	4	3,894
Stock options	—	659	5,447
Tax credits	(221)	(888)	(14,231)
Tax reserve for uncertain tax positions	—	—	12,846
Change in valuation allowance	7,636	23,780	(28,647)
Impact of change in tax rates	—	—	5,211
Other	121	106	(349)

	$38	$12	$36,464

Before Zynga began forming non-U.S. operating companies during 2010, the revenue from non-U.S. users was earned by our U.S. Company, resulting in virtually no foreign profit before tax. The new foreign entities, as start-up companies, generated operating losses in 2010. The tax impact of the losses generated in tax jurisdictions with lower statutory rates than the U.S. rate increased tax expense and the effective tax rate.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2009	2010
Deferred tax assets:
Deferred revenue	$2,211	$16,545
Net operating loss carryforwards	30,516	12,582
Accrued compensation	743	11,132
Tax credit carryforwards	3,111	249
Acquired intangible assets	1,969	—
State taxes	—	1,148
Other	751	189
Valuation allowance	(34,002)	(5,698)

Net deferred tax assets	5,299	36,147

Deferred tax liabilities:
Acquired intangible assets	—	(13,838)
Depreciation	(5,020)	(11,820)
Prepaid expenses	(279)	(330)

Net deferred tax liabilities	(5,299)	(25,988)

Net deferred taxes	$—	$10,159

	December 31,
	2009	2010
Recorded as:
Current deferred tax assets	$—	$24,399
Other current liabilities	—	(117)
Non-current deferred tax liabilities	—	(14,123)

Net deferred tax assets	$—	$10,159

The net change in valuation allowance was an increase of $23.8 million and a decrease of $28.3 million during 2009 and 2010, respectively. Included in the decrease of $28.3 million is approximately $0.3 million of valuation allowance that was recorded against goodwill. Realization of the deferred tax assets is dependent upon future taxable income. After considering both positive and negative evidence, we determined that it was more likely than not that all of our deferred tax assets with the exception of California deferred tax assets would be realized based on our cumulative earnings history and our projected future taxable income. We recognized an income tax benefit of $28.3 million in 2010 as a result of the release of a portion of our valuation allowance. Net operating loss and tax credit carryforwards as of December 31, 2010, are as follows (in thousands):

	Amount	Expiration years
Net operating losses, federal	$16,882	2027-2030
Net operating losses, state	59,464	2017-2026
Tax credit, federal	50	2017-2020
Tax credits, state	94	N/A
Net operating losses, foreign	5,945	2013-2016

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Approximately $1.0 million of the state net operating loss carryforwards and related valuation allowance relates to the exercise of stock options, the benefit of which will be credited to additional paid-in capital when realized. The federal net operating loss carryforwards are subject to various annual limitations under Section 382 of the Internal Revenue Code.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

December 31, 2008	$270
Additions based on tax positions related to 2009	1,258

December 31, 2009	1,528
Additions based on tax positions related to 2010	13,782
Reductions for tax positions of prior years	(127)

December 31, 2010	$15,183

As of December 31, 2010, approximately $14.1 million represents the amount of unrecognized tax benefits that would, if recognized, impact our effective income tax rate. Our total unrecognized tax benefits at September 30, 2011 were $32.3 million (unaudited).

We file income tax returns in the United States, and various state, local, and foreign jurisdictions. We are subject to examination by U.S. federal, state, or foreign tax authorities for all years since inception.

8. Stockholders’ Equity

Convertible Preferred Stock

The aggregate liquidation preference of our preferred stock consists of the following as of December 31, 2010 (in thousands):

December 31, 2010
Series A, 99,400 shares authorized, issued and outstanding	$5,610
Series A-1, 40,207 shares authorized, issued and outstanding	5,026
Series B, 59,391 shares authorized, issued and outstanding	25,000
Series B-1, 3,200 shares authorized, issued and outstanding	15,187
Series B-2, 49,000 shares authorized, 48,163 shares issued and outstanding	310,000
Series Z, 100,000 shares authorized, 26,340 shares issued and outstanding	131

$360,954

In February 2011, our board of directors authorized the issuance of 53.5 million shares of Series C Preferred Stock (Series C). Series C has similar rights to our existing preferred stock, except for the following: the dividend rate for Series C, if and when dividends are declared by our board of directors, is 8% of the original issue price (OIP) of $14.029115 per share. The holders of Series C have a liquidation preference that allows them to be paid their OIP upon liquidation prior to any other series. In connection with this authorization, we issued 34.9 million shares of Series C convertible preferred stock for $14.029115 per share, or $490 million in gross proceeds.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following are the rights and preferences of our respective series of convertible preferred stock:

Dividends. For each of the periods presented, the holders of our convertible preferred stock are entitled to receive, when and if declared by our board of directors, non-cumulative dividends equal to the amounts in the table below, subject to adjustments, respectively. We have not declared any dividends to date.

	Shares issued and outstanding
	(in thousands)
	As of December 31			As of September 30		Dividend per share per annum
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Series A	99,400	99,400	99,400	99,400	92,344	$0.004515
Series A-1	40,208	40,208	40,208	40,208	38,711	$0.010000
Series B	59,391	59,391	59,391	59,391	59,391	$0.033675
Series B-1	—	3,200	3,200	3,200	2,989	$0.379686
Series B-2	—	—	48,163	48,163	48,163	$0.514915
Series C	—	—	—	—	34,927	$1.122000
Series Z	—	—	26,340	8,170	28,362	$0.000400

Total	198,999	202,199	276,702	258,532	304,887

Voting Rights. All series of convertible preferred stock vote in their respective separate series, along with common stock, on an as-if-converted basis on most matters including to elect the board of directors. Holders of Series A and A-1 are entitled to vote together as one class to elect one director. Holders of Series B are entitled to vote as a separate class to elect one director. The holders of Series Z convertible preferred stock and Class B common stock are entitled to vote together as one class to elect one director. The holders of Class C common stock are entitled to vote as a separate class to elect one director. In the event that more than five directors are authorized, all holders of convertible preferred stock and common stock would vote as a single class to elect the remaining directors.

Liquidation. If Zynga is dissolved, liquidated, or its business wound up, or if Zynga is acquired, all proceeds available for distribution to stockholders must be paid to the holders of convertible preferred stock up to the amount of their respective liquidation preferences before any distributions may be made to the holders of common stock. The liquidation preference of each series of convertible preferred stock equals the respective series’ OIP per share plus the amount of declared but unpaid dividends on each series of convertible preferred stock upon the date of distribution. The OIP per share of each series of convertible preferred stock is $0.0564375, $0.125, $0.4209375, $4.746075, $6.436465, $14.029115 and $0.005 for Series A, Series A-1, Series B, Series B-1, Series B-2, Series C and Series Z, respectively. If the assets available for distribution are insufficient to make the full distribution to the holders of convertible preferred stock, the remaining assets will be distributed among the holders of the respective series in the following order: Series C; Series B, Series B-1, and Series B-2 as a group; and if any funds remain, they would be distributed to the holders of Series A and Series A-1 as a group. If any further funds remain, such funds would be distributed to the holders of Series Z.

Redemption and Conversion. The shares of Series A, Series A-1, Series B, Series B-1, Series B-2, Series C, and Series Z convertible preferred stock are not redeemable and are convertible at the option of the holder at any time, subject to a majority vote by the class of stock, with the exception of Series Z, which is convertible upon a majority vote by all holders of preferred shares. In addition, an investor that holds 23.3 million Series B-2 shares has a contingent redemption feature that, at our discretion, would redeem the Series B-2 shares for cash equal to the OIP of $150 million under certain conditions. This right expired in May 2011.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Automatic conversion occurs for all preferred stock upon the completion of a public offering through which gross proceeds, before any underwriting discounts and commissions and fees, of at least $75 million are raised. All shares are convertible exclusively into Class B common stock pursuant to terms as described below. Each share of convertible preferred stock is convertible into one share of Class B common stock. The conversion price for each Series A, Series A-1, Series B, Series B-1, Series B-2, Series C and Series Z convertible preferred stock is adjusted on a weighted-average basis if we issue shares at a price below the OIP for that series of convertible preferred stock, subject to certain exceptions in our Certificate of Incorporation. This conversion price is subject to proportional antidilution adjustments in the case of stock splits, dividends, reverse splits, and other adjustments in our stock.

Common Stock

Our three classes of common stock are Class A common stock, Class B common stock and Class C common stock. The following are the rights and privileges of our classes of common stock:

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A, Class B and Class C common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. Holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to seven votes per share and holders of our Class C common stock are entitled to 70 votes per share. In general, holders of our Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law; except that the holders of our Class B common stock are entitled to vote together with our Series Z Preferred Stock as a single class to elect one director and the holders of our Class C common stock are entitled to vote as a separate class to elect one director. Delaware law could require either our Class A common stock, Class B common stock or our Class C common stock to vote separately as a single class in the following circumstances:

•

If we were to seek to amend our Certificate of Incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•

If we were to seek to amend our Certificate of Incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Liquidation. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A, Class B and Class C common stock after payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Preemptive or Similar Rights. None of our Class A, Class B or Class C common stock is entitled to preemptive rights, and neither is subject to redemption.

Conversion. Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock and Class C common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, after the closing of an initial public offering, upon sale or transfer of shares of either Class B common stock or Class C common stock, whether or not for

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

value, each such transferred share shall automatically convert into one share of Class A common stock, except for certain transfers described in our amended and restated certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder continues to hold sole voting and dispositive power with respect to the shares transferred. Our Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of our capital stock. Once transferred and converted into Class A common stock, the Class B common stock and Class C common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

ZSUs

We grant ZSUs to our employees that generally vest upon the satisfaction of service period criteria of up to four years and the occurrence of a qualifying liquidity event (initial public offering or change of control). Upon the satisfaction of both the qualifying liquidity event and the service period criteria, employees’ vested ZSUs will automatically be converted into Class B common stock, and these shares will retain the same rights and privileges of all Class B common stock, as outlined above.

Founder’s Shares

On November 2, 2007, our founder purchased 128.7 million shares of Class B common stock (the Class B Shares) and 20.5 million shares of Class C common stock (the Class C Shares) for an aggregate purchase price of $0.4 million. At the date of grant, all of the Class C common shares and 50% of the Class B common shares were fully vested. The remaining 50% of the Class B Shares vest ratably over a vesting period of 48 months and are subject to Zynga’s repurchase right at the original purchase price. We recognize compensation expense related to the vesting Class B Shares over the vesting period. For the years ended December 31, 2008, 2009 and 2010, we recorded compensation expense of $40 thousand annually in connection with these shares. As of December 31, 2010, 13.4 million shares of unvested Class B Shares are subject to repurchase. Each share of Class C common stock is entitled to 70 votes per share. Shares of Class C common stock may be converted at any time at the option of the stockholder and automatically convert upon sale or transfer to Class A common.

Warrants

In July 2009, in connection with a third-party service arrangement, we issued a warrant to purchase 0.7 million shares of our Class B Shares at an exercise price of $0.50375 per share to a service provider. This warrant vests ratably over a period of two years, expires in July 2019, and is exercisable upon issuance. We determined the fair value of the warrant using the Black-Scholes option-pricing model. We will revalue this warrant each period as services are performed and expense the portion of the warrant that vests each period. During 2010, we recorded $1.9 million of expense related to this warrant. As of December 31, 2010, these warrants remained outstanding and exercisable.

In July 2008, in connection with the issuance of Series B Shares, we issued warrants to purchase 18.2 million shares of our Class B Shares at an exercise price of $0.00625 per share to an investor. These warrants expire in 2018 and are exercisable upon issuance. We determined the relative fair value of the warrants and Series B Shares using the Black-Scholes option-pricing model. The warrants were allocated a value of $1.4 million, which reduced the proceeds of the Series B Shares and increased paid-in capital. As of December 31, 2010, these warrants remained outstanding and exercisable.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

During 2010, concurrent with the issuance of 23.3 million shares of Series B-2 convertible preferred stock, we granted an investor a contingent right to a warrant to purchase 7.8 million shares of Class B common stock at an exercise price of $0.005 per share. We allocated $150 million of proceeds from the investor between the Series B-2 preferred stock and the contingent right to a warrant based on their relative fair values. The amount allocated to the contingent right to a warrant of $4.6 million was recorded to additional paid-in capital on the date the right was granted. The allocation of a portion of the proceeds received for the contingent right also resulted in a beneficial conversion feature related to the Series B-2 shares issued of approximately $4.6 million. Because the Series B-2 shares have no stated redemption date, the discount was immediately charged to retained earnings as a deemed dividend. In April 2011, a distribution agreement was executed and the investor’s right to receive the warrant was extinguished.

In June 2011, in connection with a service arrangement with a related party, we issued a warrant to purchase 1.0 million shares of our Class B common stock at an exercise price of $0.05 per share to a service provider. The warrant vests ratably over a 24 month service term beginning in April 2010 and the warrant expires in April 2012. We determined the fair value of the warrant using the Black-Scholes option-pricing model. We will revalue this warrant each period as services are performed and expense the portion of the warrant that vests each period. During the nine months ended September 30, 2011, we recorded $12.8 million of expense related to this warrant, which related to services that were performed from April 2010 through the current period. In June 2011, the service provider fully exercised the warrant, of which 0.6 million shares were vested and 0.4 million shares were unvested and subject to repurchase.

Stock-Based Compensation

As of December 31, 2010, Zynga maintained the 2007 Equity Incentive Plan (the 2007 Plan) for the purpose of granting stock options and ZSUs to employees, directors, and non-employees. As of December 31, 2010 and September 30, 2011, a maximum of 319.2 million shares and 352.2 million shares (unaudited), respectively, may be granted under the 2007 Plan.

The 2007 Plan allowed for the early exercise of options, with unvested shares subject to repurchase at the original exercise price by us in the event of termination of employment with Zynga or termination of service to Zynga in the case of options granted to non-employees. Repurchased shares are returned to the 2007 Plan. The ability to early exercise was eliminated for grants approved after August 31, 2009. 50.6 million and 18.8 million early exercised shares were subject to repurchase as of December 31, 2009 and December 31, 2010, respectively. In addition, in November 2009, two third-party investors obtained a joint right of first refusal relating to the transfer of Class A common stock awarded under the 2007 Plan by certain employees. This right terminates upon a sale or initial public offering of our shares. In the event the third-party investors waive this right, we hold the next right of refusal relating to such share transfers.

Early exercise proceeds were $0.1 million and $0.2 million in 2009 and 2010, respectively, and were recorded as a liability. In 2010, employees early exercised 0.6 million stock options. As the shares vest, the related liability is reclassified into equity. We recorded a liability of $0.4 million, $0.2 million, and $0.2 million for the years ended December 31, 2008, 2009 and 2010, respectively, related to these early exercised options. As of December 31, 2010, 19.9 million shares of Series Z convertible preferred stock were unvested, and had a weighted-average grant date fair value of $6.44 per share.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options granted in our consolidated financial statements:

	Year Ended December 31,			Nine Months Ended September 30,	Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Expected term (in years)	6	6	6	6	6
Risk-free interest rate(s)	2.4%-3.6%	1.5%-2.4%	2.7%	2.7%	2.0%-3.0%
Expected volatility	70%-75%	70%-77%	73%	73%	46%-65%
Dividend yield	—	—	—	—	—
Fair value of common stock	$0.02–$0.13	$0.13–$3.81	$6.44	$6.44	$6.44-$17.09

For the years ended December 31, 2008, 2009 and 2010, the weighted-average grant date fair value of options granted was $0.06, $0.33, and $4.24, respectively.

We recorded stock-based compensation expense related to grants of employee and consultant stock options, restricted stock, and vesting Series Z convertible preferred stock in our consolidated statements of operations as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Stock-based compensation expense:
Cost of revenue	$22	$443	$2,128	$1,585	$1,602
Research and development	226	1,817	10,242	4,991	40,693
Sales and marketing	381	518	7,899	4,920	10,101
General and administrative	60	1,212	5,425	4,003	17,845

Total stock-based compensation	$689	$3,990	$25,694	$15,499	$70,241

As of December 31, 2010, total unrecognized stock-based compensation expense of $43.3 million and $128.7 million related to unvested stock options and unvested shares of Series Z convertible preferred stock, respectively, is expected to be recognized during the period from 2011 to 2014. Unamortized deferred stock compensation relating to ZSUs amounted to $247.7 million and $921.5 million (unaudited) as of December 31, 2010 and September 30, 2011, respectively. All ZSUs are subject to two vesting conditions: (1) a service condition and (2) a qualifying liquidity event (IPO or change in control). The qualifying liquidity events are considered performance conditions. As of December 31, 2010 and September 30, 2011, all compensation expense related to our ZSUs remained unrecognized because as of those dates we did not believe either of the liquidity events were probable of occurring. If the vesting condition related to the qualifying liquidity event had occurred on December 31, 2010, we would have recorded $81.8 million of stock compensation expense on that date related to ZSUs. If the vesting condition related to the qualifying liquidity event had occurred on September 30, 2011, we would have recorded $393.0 million (unaudited) of stock compensation expense on that date related to ZSUs.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following table shows stock option and ZSU activity for 2009, 2010, and for the nine months ended September 30, 2011 (in millions, except share count, which is in thousands, and weighted average exercise price):

	Outstanding Options				Outstanding ZSUs
	Available for Grant	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value of Stock Options Outstanding
					(number of shares)
Balance as of December 31, 2008	13,751	33,430	$0.11	$0.7	—
Additional shares authorized	100,493	—	—		—
ZSU grants	(8,631)	—	—		8,631
Stock option grants	(126,631)	126,631	0.51		—
Stock option forfeitures	14,566	(14,566)	0.18		—
Stock option exercises	—	(6,319)	0.07		—
Repurchases of unvested early exercised stock options	7,192	—	—		—

Balance as of December 31, 2009	740	139,176	0.43	465.9	8,631
Additional shares authorized	51,200	—	—		—
ZSU grants	(41,850)	—	—		41,850
Stock option grants	(6,750)	6,750	6.44		—
Stock option forfeitures	4,765	(4,765)	1.18		—
ZSU forfeitures and cancellations	6,302	—	—		(6,302)
Stock option exercises	—	(18,313)	0.21		—
Repurchases of unvested early exercised stock options	3,808	—	—		—

Balance as of December 31, 2010	18,215	122,848	0.80	689.5	44,179
Additional shares authorized (unaudited)	33,000	—	—		—
ZSU grants (unaudited)	(58,777)	—	—		58,777
Stock option grants (unaudited)	(1,080)	1,080	7.22		—
Stock option forfeitures (unaudited)	8,019	(8,019)	0.36		—
ZSU forfeitures and cancellations (unaudited)	2,961	—	—		(2,961)
Stock option exercises (unaudited)	—	(6,751)	0.49
Repurchases of unvested early exercised stock options (unaudited)	2,295	—	—		—

Balance as of September 30, 2011 (unaudited)	4,633	109,158	$0.93	$1,776.2	99,995

The aggregate intrinsic value of options exercised during the years ended December 31, 2008, 2009, and 2010 was $0.3 million, $0.01 million, and $110.6 million. The total grant date fair value of options that vested during the years ended December 31, 2008, 2009, and 2010 was $0.1 million, $1.0 million and $12.9 million, respectively.

In December 2010, we cancelled an aggregate of 4.2 million unvested ZSUs held by certain of our employees in order to maintain compliance with certain laws. The ZSUs were cancelled with no consideration given. In March 2011, our board of directors approved a grant of 1.1 million ZSUs to the then current employees impacted by this cancellation, which are subject only to a liquidity condition (IPO or change of control) in order to vest. Our board of directors also approved a grant of 3.1 million ZSUs to these employees that have a 32

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

month service period condition that is fulfilled monthly and are also subject to the liquidity condition (IPO or change of control) in order to vest. These ZSUs had a grant date fair value of $6.44 per share. We also paid this group of employees retention cash bonus payments totaling $3.6 million.

Additionally, in 2010 we repurchased 0.4 million restricted shares from a terminated employee that had been granted in connection with an acquisition. These shares are included in the repurchases of common stock on the consolidated statement of stockholders’ equity.

Options outstanding that have vested and are expected to vest as of December 31, 2010 are as follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (in years)
Vested and expected to vest	116,561	$0.76	8.31
Exercisable options	99,498	$0.30	8.38

The aggregate intrinsic value of exercisable options as of December 31, 2010 was $610.9 million. As of December 31, 2010, there were 1.6 million unvested restricted common shares granted in connection with business acquisitions, which had a weighted average grant date fair value per share of $0.12.

Note Receivable from Stockholders

In July 2009, we received a full recourse note receivable from an employee as consideration for the early exercise of 5.6 million stock options. The note receivable had a face value of $1.0 million and bore a fixed interest rate of 2.8%. This transaction has been accounted for as a substantive grant of equity share options. Accordingly, we have not recorded the note in our financial statements as of December 31, 2010 and 2009. During 2010, pursuant to a mutual agreement between the employee and Zynga, 1.6 million of the early exercised shares were cancelled and the note balance was reduced by $0.3 million. In January 2011, the remaining note balance of $0.7 million, including accrued interest, was paid to us in full.

Common Stock Reserved for Future Issuance

For the period ended shown below, we had reserved shares of common stock for future issuance as follows (in thousands):

December 31, 2010
Convertible preferred stock	351,199
Common stock warrants	26,623
Stock options outstanding	122,848
ZSUs outstanding	44,179
Stock options and ZSUs reserved for future issuance	18,215

563,064

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income, net of taxes, were as follows (in thousands):

	December 31,		September 30,
	2009	2010	2011
			(Unaudited)
Unrealized gains on available-for-sale securities	$3	$117	$42
Foreign currency translation	18	(3)	506

Accumulated other comprehensive income	$21	$114	$548

9. Net Income (Loss) Per Share of Common Stock

We compute net income (loss) per share of common stock using the two-class method required for participating securities. We consider all series of our convertible preferred stock to be participating securities. Additionally, we consider shares issued upon the early exercise of options subject to repurchase and unvested restricted shares to be participating securities, because holders of such shares have non-forfeitable dividend rights in the event of our declaration of a dividend for common shares. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings (see Note 8 for a description), are subtracted from net income to determine total undistributed earnings to be allocated to common stockholders.

Basic net income (loss) per common share is computed by dividing total undistributed earnings attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options and warrants. The computation of the diluted net income (loss) per share of Class B common stock assumes the conversion from Class C common stock, while the diluted net income (loss) per share of Class C common stock does not assume the conversion of those shares. Diluted net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of both outstanding stock options and warrants.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following table sets forth the computation of basic and diluted net income (loss) per share of common stock (in thousands, except per share data):

	Year Ended December 31,									Nine Months Ended September 30,
	2008			2009			2010			2010			2011
										(Unaudited)			(Unaudited)
	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C	Class A	Class B	Class C
BASIC:
Net income (loss)	$—	$(18,334)	$(3,781)	$—	$(46,512)	$(6,310)	$—	$82,293	$8,302	$—	$43,044	$4,559	$—	$28,305	$2,384
Deemed dividend to a Series B-2 convertible preferred stockholder	—	—	—	—	—	—	—	(4,169)	(421)	—	(4,150)	(440)	—	—	—
Net income attributable to participating securities	—	—	—	—	—	—	—	(52,785)	(5,325)	—	(27,701)	(2,935)	—	(28,305)	(2,384)

Net income (loss) attributable to common stockholders	$—	$(18,334)	$(3,781)	$—	$(46,512)	$(6,310)	$—	$25,339	$2,556	$—	$11,193	$1,184	$—	$—	$—

Weighted average common shares outstanding	—	99,473	20,517	—	151,234	20,517	—	203,364	20,517	—	193,697	20,517	—	243,597	20,517

Basic net income per share	$—	$(0.18)	$(0.18)	$—	$(0.31)	$(0.31)	$—	$0.12	$0.12	$—	$0.06	$0.06	$—	$0.00	$0.00

DILUTED:
Net income (loss) attributable to common stockholders	$—	$(18,334)	$(3,781)	$—	$(46,512)	$(6,310)	$—	$25,339	$2,556	$—	$11,193	$1,184	$—	$—	$—
Reallocation of net income (loss) attributable to participating securities	—	—	—	—	—	—	—	6,860	—	—	3,319	—	—	—	—
Reallocation of net income (loss) as a result of conversion of Class C to Class B shares	—	(3,781)	—	—	(6,310)	—	—	2,556	—	—	1,184	—	—	—	—
Reallocation of net income (loss) to Class C shares	—	—	—	—	—	—	—	—	(390)	—	—	(185)	—	—	—

Net income (loss) attributable to common stockholders for diluted net income (loss) per share	$—	$(22,115)	$(3,781)	$—	$(52,822)	$(6,310)	$—	$34,755	$2,166	$—	$15,696	$999	$—	$—	$—

Number of shares used in basic computation	—	99,473	20,517	—	151,234	20,517	—	203,364	20,517	—	193,697	20,517	—	243,597	20,517
Conversion of Class C to Class B common shares outstanding	—	20,517	—	—	20,517	—	—	20,517	—	—	20,517	—	—	20,517	—
Weighted average effect of dilutive securities:
Employee stock options	—	—	—	—	—	—	—	94,301	—	—	96,619	—	—	—	—
Warrants	—	—	—	—	—	—	—	11,074	—	—	11,524	—	—	—	—

Number of shares used in diluted net income (loss) per share	—	119,990	20,517	—	171,751	20,517	—	329,256	20,517	—	322,357	20,517	—	264,114	20,517

Diluted net income (loss) per share	$—	$(0.18)	$(0.18)	$—	$(0.31)	$(0.31)	$—	$0.11	$0.11	$—	$0.05	$0.05	$—	$0.00	$0.00

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Unaudited Pro Forma Net Income Per Share Attributable to Common Stock

Unaudited pro forma basic and diluted net income per common share for the year ended December 31, 2010 and the nine months ended September 30, 2011 gives effect to the conversion of the Company’s convertible preferred stock (using the as if-converted method) into common stock as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, upon the satisfaction of the qualifying liquidity event (initial public offering or change of control), employees’ vested ZSUs, less shares of common stock withheld to satisfy minimum tax withholding obligations, will automatically be converted into Class B common stock. The converted shares of Class B common stock are reflected in the denominator of the pro forma basic net income per share calculation as though the satisfaction of the liquidity event vesting criteria had occurred as of the beginning of the period or the grant date, if later. Stock compensation expense associated with vesting of ZSUs that will occur upon the satisfaction of the liquidity event vesting criteria is excluded from this pro forma presentation. If the qualifying liquidity event had occurred on December 31, 2010 or on the expected date of the initial public offering, we would have recorded $81.8 million or approximately $494.8 million (unaudited) of stock compensation expense on that date related to ZSUs, respectively.

	Year Ended December 31, 2010			Nine Months Ended September 30, 2011
	(Unaudited)			(Unaudited)
	(in thousands)			(in thousands)
	Class A	Class B	Class C	Class A	Class B	Class C
Net income as reported	$—	$82,293	$8,302	$—	$28,305	$2,384
Reallocation of net income due to pro forma adjustments	—	4,321	(4,321)	—	1,282	(1,282)
Net income attributable to participating securities	—	(13,510)	(621)	—	(937)	(35)

Net income attributable to common stockholders used in pro forma basic net income per share calculation	—	73,104	3,360	—	28,650	1,067
Net income attributable to participating securities	—	9,541	—	—	972	—
Adjustment to net income for Class C shares due to dilution	—	533	(533)	—	216	(216)

Net income attributable to common stockholders used in pro forma diluted net income per share calculation	$—	$83,178	$2,827	$—	$29,838	$851

Weighted-average shares used to compute basic net income per share	—	203,364	20,517	—	243,597	20,517
Pro forma adjustment to reflect assumed conversion of preferred stock to common stock upon consummation of the Company's expected initial public offering	—	241,958	—	—	300,968	—
Pro forma adjustment to reflect assumed vesting of ZSUs upon consummation of the Company’s expected initial public offering, net of shares withheld to satisfy minimum tax withholding obligations	—	1,096	—	—	6,439	—

Weighted-average shares used to compute pro forma basic net income per share	—	446,418	20,517	—	551,004	20,517

Diluted shares:
Weighted-average shares used to compute pro forma basic net income per share	—	446,418	20,517	—	551,004	20,517
Conversion of Class C to Class B common shares outstanding	—	20,517	—	—	20,517	—

Weighted-average effect of dilutive securities
Employee stock options, including options subject to repurchase	—	127,267	—	—	114,254	—
Restricted shares	—	14,472	—	—	5,960	—
Warrants	—	11,074	—	—	12,072	—
ZSUs	—	4,336	—	—	35,922	—

Weighted-average shares used to compute pro forma diluted net income per share	—	624,084	20,517	—	739,729	20,517

Pro forma net income per share attributable to common stockholders:
Basic	$—	$0.16	$0.16	$—	$0.05	$0.05

Diluted	$—	$0.14	$0.14	$—	$0.04	$0.04

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

The following weighted-average employee stock options were excluded from the calculation of diluted net income (loss) per share and pro forma diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
Stock options	5,835	12,768	5,235	7,232	2

10. Commitments and Contingencies

Lease Commitments

We have entered into operating leases for facilities space. In 2010, we executed an operating lease agreement for 267,000 square feet of office space for our future headquarters in San Francisco, California. The lease term is seven years from the defined commencement date, with options to renew for two five-year terms. Under the terms of the lease we were provided $13.6 million in leasehold incentives and $9.8 million in rent abatements. Currently we intend to maintain our headquarters in San Francisco through the initial lease term, and therefore, amortize associated incentives and recognize rent associated with the lease on a straight line basis over the initial lease term. The minimum lease commitments for this lease agreement are included in the table below. Future minimum lease payments that have initial or remaining non-cancelable lease terms as of December 31, 2010, are as follows (in millions):

Year ending December 31:
2011	$10.8
2012	13.4
2013	16.7
2014	18.4
2015 and beyond	42.6

$101.9

Rent expense on operating leases for facilities for the years ended December 31, 2008, 2009 and 2010 totaled $0.5 million, $2.2 million and $7.0 million, respectively. Future lease obligations increased during the nine months ended September 30, 2011 for costs related to additional leases and amendments. Future payments associated with lease obligations increased by $155 million (unaudited) of which $4.5 million (unaudited) are due in less than one year, $33.8 million (unaudited) are due between one and three years, $37.9 million (unaudited) are due between four and five years, and $78.8 million (unaudited) are due after five years.

Other Purchase Commitments

Zynga has entered into several service contracts for hosting of data systems and payment processing. Future minimum purchase commitments that have initial or remaining non-cancelable terms as of December 31, 2010, are as follows (in millions):

Year ending December 31:
2011	$12.0
2012	3.5

$15.5

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Future minimum purchase commitments increased during the nine months ended September 30, 2011 for costs associated with hosting of data systems. Future payments associated with minimum purchase commitments increased by $39.1 million (unaudited), of which $32.7 million (unaudited) are due in less than one year, and $6.4 million (unaudited) are due between one and three years.

Legal Matters

From time to time, we may become subject to legal proceedings, claims, and litigation arising in the ordinary course of business. In addition, we may receive notification alleging infringement of patent or other intellectual property rights. We are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that in our opinion would have a material adverse effect on our business, operating results, cash flows, or financial condition should such litigation be resolved unfavorably.

Included in general and administrative expense within the consolidated statements of operations for the year ended December 31, 2010 is a net gain of $39.3 million related to legal settlements. In 2008, we recorded $7.0 million of general and administrative expenses related to a legal settlement.

Indemnification Agreements

In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by us, or from intellectual property infringement claims made by third parties. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, we have not incurred any material costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

11. 401(k) Plan

We have a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Substantially all full-time employees qualify for participation in the plan. To date, we have not made any matching contributions to this plan.

12. Geographical Information

The following represents our geographic revenue based on the location of our players:

Revenue (in thousands)	Year Ended December 31,			Nine Months Ended September 30,
	2008	2009	2010	2010	2011
				(Unaudited)	(Unaudited)
United States	$16,774	$88,440	$402,010	$271,600	$538,349
All other countries(1)	2,636	33,027	195,449	130,100	290,514

Total revenue	$19,410	$121,467	$597,459	$401,700	$828,863

(1)	No country exceeded 10% of our total revenue for any periods presented.

Zynga Inc.

Notes to Consolidated Financial Statements (continued)

Property and equipment, net (in thousands)	December 31,			September 30, 2011
	2008	2009	2010
				(unaudited)
United States	$4,052	$34,827	$73,649	$217,668
All other countries	—	—	1,310	3,478

Total property and equipment, net	$4,052	$34,827	$74,959	$221,146

13. Credit Facility (unaudited)

In July 2011, we executed a revolving credit agreement with certain lenders to borrow up to $1.0 billion in revolving loans. Per the terms of the credit agreement, we paid upfront fees of $2.5 million and we are required to pay ongoing commitment fees of up to $625,000 each quarter based on the portion of the credit facility that is not drawn down. The interest rate for the credit facility is determined based on a formula using certain market rates, as described in the credit agreement. We have not drawn down any funds under the terms of the credit agreement.

14. Subsequent Events

For our consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, we evaluated subsequent events through July 1, 2011, the date our consolidated financial statements were available to be issued.

Acquisitions

From April through June 2011, we acquired five companies to expand our online social game offerings and our software development and engineering teams. These acquisitions were not individually significant and had an aggregate purchase price of $10.4 million.

15. Subsequent Events (unaudited)

For our consolidated financial statements as of September 30, 2011 and for the nine months then ended, we evaluated subsequent events through December 1, 2011, the date our consolidated financial statements were available to be issued.

Acquisitions

From October 1, 2011 through December 1, 2011, we acquired two companies to expand our online social game offerings and our software development and engineering teams. These acquisitions were not individually significant and had an aggregate purchase price of $4.9 million.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NASDAQ Global Select Market listing fee. Except as otherwise noted, all the expenses below will be paid by Zynga.

Item	Amount
SEC Registration fee	$133,290
FINRA filing fee	75,500
Initial NASDAQ Global Select Market listing fee	250,000
Legal fees and expenses	3,200,000
Accounting fees and expenses	1,050,000
Printing and engraving expenses	300,000
Transfer agent and registrar fees and expenses	20,000
Blue Sky fees and expenses	15,000
Miscellaneous fees and expenses	456,210

Total	$5,500,000

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the closing of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the closing of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including advancement of expenses incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Zynga, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Zynga. At present, there is no pending litigation or proceeding involving a director or officer of Zynga regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, and amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers, directors and the selling stockholders against liabilities under the Securities Act of 1933, as amended.

ITEM 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2008:

(a)	From January 1, 2008 to November 30, 2011, options to purchase 151,286,806 shares have been exercised by our employees, directors, consultants and former employees for cash consideration in the aggregate amount of $8,411,894. From January 1, 2008 to November 30, 2011, we granted restricted stock units for 109,114,422 shares to our employees and directors.

(b)	Issuances of Capital Stock

(1)	On February 12, 2008, we issued 40,207,312 shares of our Series A-1 preferred stock, par value $0.00000625, to accredited investors at a price per share of $0.125 for an aggregate purchase price of $5,025,914.

(2)	On July 18, 2008, we issued 59,391,296 shares of our Series B preferred stock, par value $0.00000625, to accredited investors at a price per share of $0.4209375 for an aggregate purchase price of $25,000,024.

(3)	On November 4, 2009, we issued 3,200,000 shares of our Series B-1 preferred stock, par value $0.00000625, to accredited investors at a price per share of $4.746075 for an aggregate purchase price of $15,187,440.

(4)	On April 24, 2010, we issued 2,330,472 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $15,000,002.

(5)	On June 1, 2010, we issued 22,527,892 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $144,999,988.

(6)	On June 3, 2010, we issued 23,304,716 shares of our Series B-2 preferred stock, par value $0.00000625, to accredited investors at a price per share of $6.436465 for an aggregate purchase price of $149,999,989.

(7)	On February 18, 2011, we issued 34,927,368 shares of our Series C preferred stock, par value $0.00000625, to accredited investors at a price per share of $14.029115 for an aggregate purchase price of $490,000,062.

(8)	From January 1, 2008 to December 31, 2009, we issued an aggregate of 15,965,936 shares of our Class B common stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of Class B common stock to three individuals in connection with an acquisition.

(ii)	We issued shares of Class B common stock to one individual in connection with the purchase of certain assets.

(iii)	We issued shares of Class B common stock to one individual in connection with the purchase of certain assets.

(iv)	We issued shares of Class B common stock to five individuals in connection with an acquisition.

(9)	From January 1, 2010 to December 31, 2010, we issued an aggregate of 26,583,930 shares of our Series Z preferred stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of our Series Z preferred stock to five entities or individuals in connection with an acquisition.

(ii)	We issued shares of our Series Z preferred stock to thirteen entities or individuals in connection with an acquisition.

(iii)	We issued shares of our Series Z preferred stock to ten entities or individuals in connection with an acquisition.

(iv)	We issued shares of our Series Z preferred stock to seven entities or individuals in connection with an acquisition.

(v)	We issued shares of our Series Z preferred stock to three individuals in connection with an acquisition.

(vi)	We issued shares of our Series Z preferred stock to six individuals in connection with an acquisition.

(10)	From January 1, 2011 to date, we issued an aggregate of 2,393,627 shares of our Series Z preferred stock, par value $0.00000625, as consideration to certain investors in connection with acquisitions:

(i)	We issued shares of our Series Z preferred stock to one individual in connection with an acquisition.

(ii)	We issued shares of our Series Z preferred stock to two individuals in connection with an acquisition.

(iii)	We issued shares of our Series Z preferred stock to fifteen entities or individuals in connection with an acquisition.

(iv)	We issued shares of our Series Z preferred stock to seven entities or individuals in connection with an acquisition.

(v)	We issued shares of our Series Z preferred stock to four entities or individuals in connection with an acquisition.

(vi)	We issued shares of our Series Z preferred stock to three entities or individuals in connection with an acquisition.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering, or because they did not involve a sales of securities. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of Zynga Inc.

3.2#	Form of Amended and Restated Certificate of Incorporation of Zynga Inc., to be in effect upon closing of the offering.

3.3#	Amended and Restated Bylaws of Zynga Inc., as currently in effect.

3.4#	Form of Amended and Restated Bylaws of Zynga Inc., to be in effect upon closing of the offering.

4.1#	Form of Zynga Inc. Class A Common Stock Certificate.

5.1	Form of Opinion of Cooley LLP.

10.1#	Fifth Amended and Restated Investor Rights Agreement, by and between Zynga Inc., the investors listed on Schedule A thereto and Mark Pincus, dated February 18, 2011.

10.2+	Zynga Inc. 2007 Equity Incentive Plan

10.3#+	Forms of Stock Option Agreement and Stock Option Exercise Agreement under 2007 Equity Incentive Plan.

10.4#+	Zynga Inc. 2011 Equity Incentive Plan

10.5#+	Forms of Stock Option Grant Notice and Option Agreement under 2011 Equity Incentive Plan.

10.6#+	Form of Indemnification Agreement made by and between Zynga Inc. and each of its directors and executive officers.

10.7#+	Amended and Restated Offer Letter, between Zynga Inc. and Steven Chiang, dated October 26, 2011.

10.8#+	Amended and Restated Offer Letter, between Zynga Inc. and Reginald D. Davis, dated October 26, 2011.

10.9#+	Amended and Restated Offer Letter, between Zynga Inc. and Cadir Lee, dated October 21, 2011.

10.10#+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Pincus, dated November 16, 2011.

10.11#+	Amended and Restated Offer Letter, between Zynga Inc. and John Schappert, dated July 22, 2011.

10.12#+	Transition Letter Agreement, between Zynga Inc. and Owen Van Natta, dated November 16, 2011.

10.13#+	Amended and Restated Offer Letter, between Zynga Inc. and David M. Wehner, dated November 16, 2011.

10.14#	Office Lease by and between 650 Townsend Associates LLC and Zynga Inc., dated September 24, 2010; First Amendment to Lease dated February 17, 2011; Second Amendment to Lease dated March 25, 2011; and Third Amendment to Lease dated September 27, 2011.

10.15#†	Developer Addendum by and between Facebook, Inc. and Zynga Inc., dated May 15, 2010 and Amendment No. 1 to Developer Addendum, dated October 13, 2011.

10.16#†	Developer Addendum #2 by and between Facebook, Inc. and Zynga Inc., dated December 27, 2010.

10.17#	Warrant to Purchase Class B Common Stock, dated July 18, 2008, issued to KPCB Holdings, Inc.

10.18#	Warrant to Purchase Class B Common Stock, dated July 31, 2009, issued to Allen & Company LLC.

10.19#	Warrant to Purchase Class B Common Stock, dated June 16, 2011, issued to Kleiner Perkins Caufield & Byers, LLC.

Exhibit No.	Description of Exhibit
10.20+	Zynga Inc. 2011 Employee Stock Purchase Plan.

10.21#	Revolving Credit Agreement, dated July 21, 2011, among Zynga Inc., The Lenders Party hereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

10.22#	Office Lease by and between Chip Factory Commercial LLC and Zynga Inc., dated January 2008; Amendment to Lease, dated November 1, 2008; Amendment to Lease, dated February 1, 2011.

10.23#+	Zynga Inc. Change in Control Severance Benefit Plan.

10.24#+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Vranesh, dated October 25, 2011.

10.25#+	Amended and Restated Offer Letter between Zynga Inc. and Jeff Karp, dated October 25, 2011

10.26#+	Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2007 Equity Incentive Plan.

10.27#+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2011 Equity Incentive Plan.

21.1#	List of subsidiaries.

23.1	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney (see page II-7).

+	Indicates management contract or compensatory plan.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should receive confidential treatment.

#	Previously filed.

(b) Financial Statement Schedules.

Schedule II — Valuation and Qualifying Accounts

(In thousands)	Beginning Balance	Charged to Operations(A)	Write-offs(B)		Ending Balance
Allowance for Doubtful Accounts
Year ended December 31, 2010	$356	$9		$(40)	$325

Year ended December 31, 2009	$210	$175		$(29)	$356

Year ended December 31, 2008	$—	$210	$	(—)	$210

(A)	Reserves for customer balances

(B)	Uncollectible accounts written off

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Amendment No. 7 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 2nd day of December, 2011.

Zynga Inc.

By:	/S/ MARK PINCUS
Mark Pincus Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David M. Wehner and Reginald D. Davis, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MARK PINCUS Mark Pincus	Chief Executive Officer and Chairman (Principal Executive Officer)	December 2, 2011

/S/ DAVID M. WEHNER David M. Wehner	Chief Financial Officer (Principal Financial Officer)	December 2, 2011

/S/ MARK VRANESH Mark Vranesh	Chief Accounting Officer (Principal Accounting Officer)	December 2, 2011

* William “Bing” Gordon	Director	December 2, 2011

* Reid Hoffman	Director	December 2, 2011

* Jeffrey Katzenberg	Director	December 2, 2011

* Stanley J. Meresman	Director	December 2, 2011

Signature	Title	Date

/S/ SUNIL PAUL Sunil Paul	Director	December 2, 2011

* John Schappert	Director	December 2, 2011

* Owen Van Natta	Director	December 2, 2011

*By:	/s/ DAVID M. WEHNER
David M. Wehner
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of Zynga Inc.

3.2#	Form of Amended and Restated Certificate of Incorporation of Zynga Inc., to be in effect upon closing of the offering.

3.3#	Amended and Restated Bylaws of Zynga Inc., as currently in effect.

3.4#	Form of Amended and Restated Bylaws of Zynga Inc., to be in effect upon closing of the offering.

4.1#	Form of Zynga Inc. Class A Common Stock Certificate.

5.1	Form of Opinion of Cooley LLP.

10.1#	Fifth Amended and Restated Investor Rights Agreement, by and between Zynga Inc., the investors listed on Schedule A thereto and Mark Pincus, dated February 18, 2011.

10.2+	Zynga Inc. 2007 Equity Incentive Plan

10.3#+	Forms of Stock Option Agreement and Stock Option Exercise Agreement under 2007 Equity Incentive Plan.

10.4#+	Zynga Inc. 2011 Equity Incentive Plan

10.5#+	Forms of Stock Option Grant Notice and Option Agreement under 2011 Equity Incentive Plan.

10.6#+	Form of Indemnification Agreement made by and between Zynga Inc. and each of its directors and executive officers.

10.7#+	Amended and Restated Offer Letter, between Zynga Inc. and Steven Chiang, dated October 26, 2011.

10.8#+	Amended and Restated Offer Letter, between Zynga Inc. and Reginald D. Davis, dated October 26, 2011.

10.9#+	Amended and Restated Offer Letter, between Zynga Inc. and Cadir Lee, dated October 21, 2011.

10.10#+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Pincus, dated November 16, 2011.

10.11#+	Amended and Restated Offer Letter, between Zynga Inc. and John Schappert, dated July 22, 2011.

10.12#+	Transition Letter Agreement, between Zynga Inc. and Owen Van Natta, dated November 16, 2011.

10.13#+	Amended and Restated Offer Letter, between Zynga Inc. and David M. Wehner, November 16, 2011.

10.14#	Office Lease by and between 650 Townsend Associates LLC and Zynga Inc., dated September 24, 2010; First Amendment to Lease dated February 17, 2011; Second Amendment to Lease dated March 25, 2011; and Third Amendment to Lease dated September 27, 2011.

10.15#†	Developer Addendum by and between Facebook, Inc. and Zynga Inc., dated May 15, 2010 and Amendment No. 1 to Developer Addendum, dated October 13, 2011.

10.16#†	Developer Addendum #2 by and between Facebook, Inc. and Zynga Inc., dated December 27, 2010.

10.17#	Warrant to Purchase Class B Common Stock, dated July 18, 2008, issued to KPCB Holdings, Inc.

10.18#	Warrant to Purchase Class B Common Stock, dated July 31, 2009, issued to Allen & Company LLC.

10.19#	Warrant to Purchase Class B Common Stock, dated June 16, 2011, issued to Kleiner Perkins Caufield & Byers, LLC.

Exhibit No.	Description of Exhibit
10.20+	Zynga Inc. 2011 Employee Stock Purchase Plan.

10.21#	Revolving Credit Agreement, dated July 21, 2011, among Zynga Inc., The Lenders Party hereto and Morgan Stanley Senior Funding, Inc., as administrative agent.

10.22#	Office Lease by and between Chip Factory Commercial LLC and Zynga Inc., dated January 2008; Amendment to Lease, dated November 1, 2008; Amendment to Lease, dated February 1, 2011.

10.23#+	Zynga Inc. Change in Control Severance Benefit Plan.

10.24#+	Amended and Restated Offer Letter, between Zynga Inc. and Mark Vranesh, dated October 25, 2011.

10.25#+	Amended and Restated Offer Letter, between Zynga Inc. and Jeff Karp, dated October 25, 2011.

10.26#+	Forms of Notice of Restricted Stock Unit Award and Restricted Stock Unit Agreement under 2007 Equity Incentive Plan.

10.27#+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under 2011 Equity Incentive Plan.

21.1#	List of subsidiaries.

23.1	Consent of Cooley LLP (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm.

24.1	Power of Attorney (see page II-7).

+	Indicates management contract or compensatory plan.

†	Portions of this exhibit have been omitted pending a determination by the Securities and Exchange Commission as to whether these portions should be granted confidential treatment.

#	Previously filed.